FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2002

GUCCI GROUP N.V.

Rembrandt Tower

Amstelplein 1

1096 HA Amsterdam

The Netherlands

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F......................X.................... Form 40-F..............................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes..................................No................X...................

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Gucci Group NV 2001 Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Dated: June 24, 2002

By: ______________________
Name: Robert S. Singer
Title: Chief Financial Officer

GUCCI

GUCCI GROUP NV

annual report 2001

GUCCI

GUCCI GROUP NV

annual report 2001

Gucci Group Highlights

In the global market for luxury goods, Gucci Group is one of the world's leading multi-brand companies. Through its brands, Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga, the Group designs, produces and distributes high-quality personal luxury items, *including ready-to-wear*, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group's retail network includes *directly-operated stores in major markets* throughout the world, and its wholesale activity includes sales to franchise stores, duty free boutiques and leading department and specialty stores. The shares of Gucci Group are listed *on the Euronext Amsterdam* Stock Exchange (GCCI.AS) and on the New York Stock Exchange (GUC) .

Gucci Group profile 2001

Revenues by channel


wholesale distribution 47%
royalties 3%
directly operated stores 50%

Revenues by region


europe 41%
united states 21%
rest of world 5%
rest of asia 13%
japan 20%

Revenues by division


YSL Beauté 20%
Other Operations 10%
Yves Saint Laurent 4%
Gucci 66%

Revenues by product


leather goods 35%
watches 10%
ready-to-wear 12%
royalties 3%
other 4%
cosmetics 6%
fragrances 15%
jewelry 4%
shoes 11%

Financial Highlights

(In millions of US Dollars, except per share and share amounts)

	2001	2000	1999	1998	1997
Revenues:					
Gucci Division	**1,514.5**	1,494.5	1,187.0	1,042.5	975.4
YSL Beauté	**461.9**	536.1	31.7	-	-
Yves Saint Laurent	**90.1**	97.0	7.5	-	-
Other Operations	**226.8**	135.7	9.9	-	-
Interdivisional	**(8.3)**	(4.8)	-	-	-
Total	**2,285.0**	2,258.5	1,236.1	1,042.5	975.4
Earnings Data:					
Revenues	**2,285.0**	2,258.5	1,236.1	1,042.5	975.4
Gross profit	**1,596.1**	1,568.7	831.1	693.0	611.4
Operating expenses	**1,241.0**	1,160.3	557.9	446.5	374.1
Operating profit before goodwill and trademark amortization	**355.1**	408.4	273.2	246.5	237.3
Goodwill and trademark amortization	**116.0**	83.2	9.5	6.4	0.8
Operating profit	**239.1**	325.2	263.7	240.1	236.5
Net income	**278.4**	336.7	330.3	195.0	189.4
Net income per share - diluted	**2.74**	3.31	3.48	3.28	3.09
Weighted average number of common shares - diluted	**101.524**	101.591	94.869	59.499	61.346
Margins:					
Gross margin	**69.8%**	69.5%	67.2%	66.5%	62.7%
Operating margin before goodwill and trademark amortization	**15.5%**	18.1%	22.1%	23.6%	24.3%

Financial Highlights

(In millions of US Dollars, except per share amounts and employees)

	2001	2000	1999	1998	1997
Balance Sheet Data:					
Total assets	6,437.1	6,299.1	5,551.7	914.1	709.6
Cash, net of short-term debt	1,899.9	3,001.4	2,404.8	111.6	88.5
Inventories, net	388.7	330.6	250.7	157.2	162.8
Working capital*	392.3	204.1	224.6	148.2	133.6
Long-term debt	712.0	911.9	143.2	17.3	-
Shareholders' equity	3,937.1	4,113.0	3,861.4	577.2	460.8
Other Information:					
Capital expenditures	304.6	282.7	95.7	92.0	86.3
Average number of employees**	9,889	8,892	3,508	2,660	1,954
Number of employees at year-end**	9,934	9,223	7,908	2,806	2,302
Dividend per share***	0.50	0.50	0.45	0.40	0.40

* Excluding cash and short-term debt

** Full time equivalent

*** Year 2001 dividend subject to shareholder approval of the Financial Statements at the Annual General Meeting

Report of the Supervisory Board



This past year has been challenging, and I am pleased to report that the Company has weathered these challenges remarkably well.

Early in the year a number of major economies important to Gucci Group weakened, threatening sales and profits in the luxury goods sector. Then came the tragic events of September with further serious economic implications. By the time the Company reported 2nd Quarter results on September 25, full year earnings projections - net income per share to range between US$ 2.60 and US$ 3.00 - reflected the expected impact of the much weakened trading environment. Management responded very fast and implemented strict cost controls and increased discipline in all phases of manufacture and distribution. The strong results, achieved in a most difficult economic environment, are testament to our Management's capacity to manage substantial adverse economic conditions. We are pleased to note the financial market's acknowledgement of this capability.

There were other challenges for the Company in concluding one of Europe's longest and bitterest takeover battles. In January 1999, LVMH, the Gucci Group's principal competitor, acquired more than a third of the Company's shares, demanding Board representation but refusing to make a full offer. On September 10, 2001, the Company settled its dispute with LVMH, and on December 17, 2001, LVMH sold its last shares of the Gucci Group. In reaching the settlement with LVMH, the Independent Directors and Management, with the gracious cooperation of our majority shareholder and strategic partner, Pinault Printemps Redoute, achieved full protection of independent shareholders through a guaranteed offer by PPR in 2004 to purchase all outstanding shares for US$ 101.50 per share. Of course we all hope that the Company's share price will exceed the offer price by 2004, but, in any event, the Independent Directors and Management have protected shareholders against downside risk.

The final major challenge of the year was to stay focused on our multi-brand strategy and to continue strategic investments despite the economic conditions, which we considered to be serious but transitory. We invested significantly in the Yves Saint Laurent brand and developed aggressively the other newly acquired brands. We remain very confident that this strategy will yield most positive results in the years ahead.

None of these fine achievements would have been possible without the special talents and extraordinary dedication of our Management team. Given the challenges they more than met our highest expectations. On your behalf and on behalf of the Supervisory Board, I would like to congratulate our President and Chief Executive, Domenico de Sole and our Director of Design, Tom Ford, and their teams for an outstanding year of achievement.

Adrian Bellamy

Chairman of the Supervisory Board

President and C.E.O.'s Letter to Shareholders

Dear Shareholder,

In 2001 the exceptionally difficult trading environment caused by the economic recession in the United States and the tragic events of September 11 overshadowed the luxury goods industry. Nonetheless, 2001 was a *year of tremendous accomplishment* for your Group. The Company moved decisively in the face of a uniquely difficult situation to achieve outstanding results. We *observed the first fruits of the tremendous* efforts and investment to reposition Yves Saint Laurent as one of the finest brands in the luxury goods industry. Finally, our smaller brands took their initial steps on the road to growth and profitability.

What distinguishes the Gucci Group is our deeply rooted entrepreneurial culture and understanding of the luxury goods industry combined with our ability and willingness to rapidly implement change, particularly in the face of adversity or opportunity; and our frankness in communicating our assessment of expected industry trends and Group results.

Following September 11, management immediately undertook to measure the impact of these events on the Group's business and to implement initiatives to mitigate the expected damage. Among the cost-cutting measures, we significantly reduced discretionary expenses such as travel and froze hiring. In addition, we implemented the painful, yet necessary task of eliminating 140 positions at Gucci America, approximately 15% of the business' headcount.

Just two weeks after September 11, in our first half results announcement, we discussed our cost control efforts and clearly communicated to the market a revised earnings expectation for 2001. Six months later, and notwithstanding the extreme uncertainty of the October to January trading period, we delivered the results forecast on September 25. Management's rapid reaction to the exceptionally difficult environment helped revenues at the Gucci Division to improve slightly over last year and drove the business' operating margin before goodwill amortization to an unprecedented high, 33.6% for the last quarter and 30.5% for the full year.

Our entrepreneurial spirit was not limited to cost control as we took advantage of the exceptional circumstances to acquire control over important assets, including several raw material and product suppliers and prime real estate locations, including property on Madison Avenue in New York, Via Montenapoleone in Milan, Avenue Montaigne in Paris and Old Bond Street in London. These stores, which will open in 2002, will strengthen the leading luxury positioning and the continuing growth of the Gucci brand.

Although Yves Saint Laurent registered losses in 2001, our substantial investments in the brand proved extremely rewarding as *Rive Gauche* retail sales registered triple digit growth in the third and fourth quarters of 2001 and the first weeks of 2002. Most significantly, demand for Yves Saint Laurent accessories skyrocketed as witnessed by the outstanding success of the *Mombasa* handbag. Whereas Yves Saint Laurent previously had little reputation as a leather goods house, today its renown in the high margin accessory business is growing rapidly.

The recent trends underscore that Yves Saint Laurent enjoys the name recognition and, increasingly thanks to the Group's efforts, the infrastructure to evolve into a pre-eminent global luxury goods brand. Further activities in the development of Yves Saint Laurent's business in 2001 included the roll-out of 14 new directly-operated stores (bringing the total to 43) and the reduction of licenses to 15 (from 167 when we acquired Yves Saint Laurent in December 1999). We believe we are on track to achieve our objective to transform the Gucci Group into the first luxury company with two powerful and successful pillar brands. I cannot end a report on Yves Saint Laurent without a word of congratulations to Tom Ford for his brilliant positioning and interpretation of the brand and his wonderfully successful product collections and fashion shows.

In 2001, YSL Beauté undertook numerous initiatives to improve the structure of its business, build a solid foundation for future growth and position itself as a pre-eminent luxury fragrance and cosmetics house. The excessive and inappropriate distribution network – inherited from the business' previous owners – has been significantly reduced. YSL Beauté cut more than 5,000 doors to end the year with approximately 16,800 points-of-sale worldwide. In the United States alone, the business eliminated almost 4,000 POS to finish 2001 with 1,800 doors, mainly in the finest high-end specialty stores. Simultaneously, YSL Beauté restructured several distribution affiliates and in an effort to maximize efficiencies assumed distribution responsibility for Boucheron fragrances in a number of markets. On the industrial side, YSL Beauté has improved its equipment and professional staff. At the same time, aggressive cost control enabled YSL Beauté to cut operating expenses by over 10%.

YSL Beauté focused on the Yves Saint Laurent brand. It

rolled out a beautifully redesigned and modernized counter format in major department stores and successfully launched new product lines, including the women's fragrance *Nu* and the make-up line *Ligne Intense*. YSL Beauté's impressive management team and rapidly improving structure proved instrumental in signing license contracts with two of the Group's new designers, Stella McCartney and Alexander McQueen, as well as with the menswear producer Ermenegildo Zegna for the launch of fragrances in 2003. In a very difficult market YSL Beauté achieved a creditable operating margin before goodwill and trademark amortization of 6.5%.

I am pleased by how Sergio Rossi weathered this difficult year. Management introduced a new store format, completely restructured the retail network and began construction of a new state-of-the-art production facility to open in fall 2002.

In 2001 Boucheron laid the foundation to become a global jewelry and watch company. The new management and creative team began to develop new jewelry lines and redesign the watch collections. This merchandise will invigorate the brand image and allow Boucheron to compete worldwide in the luxury jewelry market. Management secured key locations for stores and developed a new store concept. This fall Boucheron will open flagships in several critical markets, including London, New York, Tokyo and Milan.

The new management of Bottega Veneta moved with exceptional speed to reposition the brand. Hired in mid 2001, the management and creative teams in a matter of weeks developed beautiful new product lines, which squarely positioned Bottega Veneta in its historical niche, the premium segment of the luxury leather goods market. The Group also moved aggressively to secure prestigious store locations, and we expect to see Bottega Veneta open flagship stores in several key cities in 2002, including in Milan, Paris and London.

In 2001 Bédat & Co. made important steps to globalize its business, establishing distribution in Italy and Japan. In 2002 management plans to extend distribution to Switzerland, Germany, France and Spain.

I am very pleased by the progress of our emerging brands – Alexander McQueen, Stella McCartney and Balenciaga. In 2001 they appointed highly qualified management teams, used Group resources (production and logistics) to develop business and secured locations for stores in key markets. Moreover, the press and trade reaction to the recent fashion shows – fall/winter

2002 - has been tremendously positive, and accordingly we expect strong revenue growth from each house this fall.

Finally, I would like to mention the settlement with LVMH. Thanks in large measure to the cooperation of our majority shareholder and strategic partner, PPR, on September 10, 2001, the Gucci Group signed a settlement agreement with LVMH. The accord resolved all claims between LVMH and the Gucci Group, while allowing the French luxury group to dispose of its Gucci Group shares. For our independent shareholders, the settlement provides tremendous value: you will have the option – a "put" option – either to sell your Gucci Group shares to PPR in March-April 2004 at a price of US$ 101.50 per share or to hold the shares should their value exceed this price in spring 2004. The management of Gucci Group is working tirelessly to maximize shareholder value, and my objective is to see the share price greatly exceed US$ 101.50 in March 2004. However, in any event PPR has committed to pay to you, the shareholder, US$ 101.50 per share should you wish to sell your shares in two years' time.

In conclusion, notwithstanding the exceptionally trying environment, your Group produced admirable financial results in 2001. We significantly strengthened each of our brands as well as the Group's industrial structure. Your management remains committed to move quickly and decisively in the face of challenge and opportunities, and I firmly believe our entrepreneurial spirit and culture of hard work will translate into even stronger results in the coming years.

Sincerely,

Domenico De Sole
President and Chief Executive Officer
Chairman of the Management Board

Operating Divisions

Outstanding product quality, distinct and creative design and a modern store environment are the hallmarks of Gucci and the foundation of the brand's leadership in the luxury goods industry. Gucci's image is contemporary and its brand authority extends across a range of women's and men's products including leather goods, ready-to-wear, footwear, watches, jewelry, silks, eyewear and fragrances.

Leather goods are the historical and present-day core of Gucci. Handbags, the single largest product category, are reputed for design leadership, high quality and customer value. The collections cover a range of lifestyles, from everyday use to evening bags, and styles, from shoulder bags to totes. Luggage is an increasingly important category thanks to Gucci's ability to anticipate, stimulate and fulfill market demand. In addition to traditional travel items, luggage includes business merchandise (briefcases and computer accessories) as well as lifestyle items (messenger bags).

Wallets, belts and other small leather goods complement handbags and luggage in design and styling and round out the leather goods collection. Here too Gucci has been able to respond to and create trends in different markets around the world.

Through ready-to-wear Gucci showcases its collections in fashion shows, builds advertising campaigns and generates critical press and editorial coverage. Gucci's reputation as a ready-to-wear house has increased systematically over the years thanks to the critical and commercial success of Tom Ford's collections. Women's clothing incorporates a full range of products including tailoring, sportswear, leather, evening and lingerie. Men's collections encompass tailored clothing, furnishings, sportswear, leatherwear and underwear. The introduction of the 'Made-To-Order' service has allowed Gucci to satisfy the highest requirements for tailored product, while reinforcing its design and quality standards.

Footwear complements both ready-to-wear and leather goods. Women's and men's lines range from the classic moccasin to dress shoes, sneakers, boots and sandals. Aggressive styles and innovative colors and materials give Gucci shoes a recognizable identity worldwide. To reinforce the brand's market position in shoes and to provide management greater expertise in footwear, Gucci opened a women's shoe development center and acquired key production facilities in the fall of 2001. In 2002 Gucci will make similar investments and improvements in its men's footwear business and in the fall will introduce a 'Made-To-Measure' footwear line for men.

Gucci watches combine outstanding Swiss craftsmanship with the same modern design aesthetic found in all the brand's products. To further enhance its positioning in the luxury segment, in 2001 Gucci launched a number of new models incorporating gold, diamond and other precious materials.

Gucci jewelry is characterized by contemporary designs and excellent price positioning. In 2001, Gucci launched 'Icon', a signature line of gold rings, and advertising and worldwide editorial coverage contributed to the line's outstanding sales. Overall in 2001, jewelry maintained its strong position and achieved exceptional growth despite adverse market conditions. Gucci will continue to develop jewelry through an enhanced management structure, dedicated international advertising and the gradual build up of a network of free-standing jewelry and watch stores.

In partnership with our eyewear licensee, Gucci is a leader in sunglasses and frames for prescription glasses. Eyewear growth has been outstanding through recent seasons thanks to strong design leadership, excellent value and global distribution. Fragrances, which include the *Envy* and *Rush* lines, fully reflect Gucci's modern image and allow the brand to be present in the important cosmetics distribution channel.

Directly-operated stores represent the brand's most important point of contact with customers, providing a highly recognizable environment for Gucci products. At the end of 2001, Gucci counted 163 directly-operated stores spread throughout major markets. In 2002 Gucci will open stores in select locations and introduce a revisited store format in key flagships, including New York (Madison Avenue), Paris (Avenue Montaigne), London (Bond Street) and Milan (via Montenapoleone).

Gucci uses franchise stores in smaller cities or markets in which a partnership is appropriate. In recent years, Gucci has reduced franchise activities in favor of directly-operated stores, most recently taking control of distribution in South-East Asia and Spain. At the end of 2001, franchisee stores numbered 38, compared to 43 at the end of the 2000.

Wholesale distribution includes sales to duty-free boutiques and to leading luxury department and specialty stores. Gucci has decreased doors in duty-free in recent years in order to further tighten distribution. Points of sale in European specialty boutiques and prestige retailers increased in 2001 as part of management's strategy to reinforce Gucci's leading position and presence in key European markets.

Yves Saint Laurent's mission is to be a leading directly controlled luxury ready-to-wear and accessories brand. Yves Saint Laurent will achieve this objective by offering outstanding, high quality and distinctive fashion merchandise, while exercising full control over product creation and development, production and distribution. Since Gucci Group's acquisition of the brand, management has accomplished a great deal to ensure Yves Saint Laurent's position among the world's most renowned and respected luxury brand names.

2001 was a watershed year. Tom Ford presented critically and commercially acclaimed ready-to-wear and accessory collections. The company rolled out a new store concept in key locations, while expanding both the retail and wholesale networks. Considerable investment was made in communication and product development, and management improved business execution considerably.

The superb spring/summer and fall/winter 2002 collections received praise from many quarters. For the spring/summer 2002 collection the CFDA recognized Tom Ford as 'Designer of the Year'. Time magazine and the Fashion Editors' Club of Japan also singled out Tom Ford as the most important creative force in fashion in 2001. The fall/winter 2002 collection has been equally well received by the press and trade and represents an important step in the further development and expansion of accessory collections, notably a broader range of footwear and several additional handbag lines.

Demand for accessories, and for the *Mombasa* handbag in particular since its introduction in the fourth quarter of 2001 has been very strong. Whereas previously Yves Saint Laurent *Rive Gauche* sales were largely ready-to-wear, Tom Ford's collections and the introduction of *Mombasa* have firmly established the brand as an accessories label as well. Sales of accessories represented more than one quarter of brand revenues in the fourth quarter of 2001 and are expected to grow to a larger share of sales over the course of 2002. New accessory product launches in 2002 will include watches, costume jewelry and eyewear.

The new store concept, rolled out in 2001, was paramount in forging Yves Saint Laurent's new identity. Featuring a color palette of black and white the store concept incorporates rich materials such as rough hewn oak, brushed steel, mirror and lacquer to create a modern environment and makes reference to art deco and thereby serves as the architectural complement to the products. *First launched in* stores in Costa Mesa and Houston in 2001, the new concept has been introduced in flagship stores including New York Madison Avenue, Tokyo Aoyama and London Sloane Street.

In 2001, while *having reduced license contracts to* 15 from 62, the company strengthened distribution to include 43 directly-operated stores, up from 27 in the prior year. Over the course of 2002, new flagships will open in Milan, Honolulu, Taipei and other locations, while other existing stores will be converted to the new concept.

Wholesale distribution continues to develop as the second channel for revenues with shops-in-shop for ready-to-wear (mirroring the direct store concept) *having opened in the course of* 2001 *in leading* luxury department and specialty stores. 2002 will see the opening of additional shops-in-shop for ready-to-wear along with the debut of the first shops-in-shop for accessories.

The accomplishments of 2001 *translated into* spectacular growth. Rive Gauche retail sales advanced 117% and 187%, respectively, in the third and fourth quarters of 2001 and continued to increase at triple digit pace in the first weeks of 2002.

YSL Beauté is a leading international multi-brand fragrance and cosmetics group. It creates, manufactures and distributes products in all the prestige fragrance and cosmetics segments (perfume, make-up and skincare, soaps and toiletries) for its own brands, Yves Saint Laurent and Roger & Gallet, as well as for licensed brands, Oscar de la Renta, Van Cleef & Arpels and Fendi. In 2003, YSL Beauté plans to launch fragrances for Alexander McQueen, Stella McCartney and Ermenegildo Zegna.

The YSL Beauté philosophy is respect for the personality and uniqueness of each of its brands. The richness and diversity of the portfolio is paramount to the business' current and future success.

YSL Beauté is a fully integrated company. The production units – Yves Saint Laurent Parfums Lassigny and YSL Beauté Recherche et Industrie – are located in France. Distribution occurs via 15 subsidiaries in all six continents. Agents and distributors overseen by the company's regional offices reach markets not covered by the distribution affiliates.

Yves Saint Laurent

Accounting for more than 70% of YSL Beauté revenues and a substantial proportion of the division's profit, Yves Saint Laurent offers a full collection of women's and men's fragrances, make-up and skincare products. The product is daring and trend setting, yet firmly rooted in the values of one of the 20th Century's great fashion names. This combination of quality, innovation and timelessness provides Yves Saint Laurent outstanding consumer loyalty.

Yves Saint Laurent fragrances hold leading positions in the French fragrance market and strong positions in other markets worldwide. The women's portfolio includes best sellers *Opium* and *Paris*, while the most significant men's line, *Kouros*, is to be joined by a new men's perfume in 2002. In 2001 Yves Saint Laurent launched a distinct and elite fragrance, *nu*, which reflects the expression of Tom Ford's creative direction for the brand. A significant initiative, the launch of *nu* has attracted a younger clientele to the brand and supported the performance of Yves Saint Laurent's other key fragrances.

Make-up recorded double digit growth in 2001 thanks to strong innovation. The launch of *Ligne Intense*, a range designed to complement the brand's current offer, has been instrumental in enlarging Yves Saint Laurent's customer base. Introduced in September 2001 with a range of lipsticks – *Rouge Vibration* – and a new press powder – *Poudre Compacte Mate* – *Ligne Intense* will be developed over the years to come. In 2001, the brand also added a best seller with *Mascara Volume Effet Faux Cils*, which has reinforced Yves Saint Laurent's position in the eye make-up segment.

In skincare, Yves Saint Laurent offers face hydrating, nourishing, anti-aging and cleansing products and body forming, slimming and hydrating lines. In 2001, Yves Saint Laurent developed its skincare merchandise with more luxurious and technologically advanced products in all segments thanks to innovation at YSL Beauté Research & Development. In the face care category, Yves Saint Laurent launched a new cleansing product, *Lotion Eclat Matité*, as well as *Lisse Expert*, an anti-wrinkle cream. Yves Saint Laurent strengthened its position in body care in 2001 with three launches: *Haute Légèreté*, *Haute Fermeté Cou* and *Ligne Pure*, a technologically advanced product that replaces *Absolus Contours*. Yves Saint Laurent also launched in February 2001 a whitening line specific for the Asian market, *Blanc Absolu*.

Roger & Gallet

Roger & Gallet, a leading French luxury toiletries brand, manufactures and distributes eau de cologne, soaps and other fine toiletry products. In 2001, a new bath and shower gel joined the *Soin Doux Nature* line. In addition, Roger & Gallet expanded the men's fragrance business with *L'Homme Essentiel*, a modern version of the already successful eau de toilette, *L'Homme*. The good performance of *L'Homme Essentiel* helped support all Roger & Gallet men's fragrances.

Oscar de la Renta

Especially known in the Americas, Oscar de la Renta is experiencing what some have termed a "youth-quake" thanks to new accessories and a modernized design reflecting the brand's values: femininity, luminosity and timeless luxury. In fragrances, *Oscar* is the brand's largest perfume. 2001 was a year of preparation for the 2002 launch of a new contemporary feminine fragrance.

Van Cleef & Arpels

First, introduced in 1976, established Van Cleef & Arpels in prestige fragrances and remains the brand's main perfume. In 2001, Van Cleef & Arpels launched a new men's fragrance, *Zanzibar*, which has become an important line, having represented more than one-fifth of the brand's perfume revenues in 2001.

Fendi

Theorema Uomo, a new men's fragrance, was launched in 2001 and joined *Fendi Uomo* and *Life Essence* among the key men's fragrances. *Fendi Donna* and *Theorema Donna* are the two principal women's fragrances.

Sergio Rossi

Founded in San Mauro Pascoli in the 1950's, Sergio Rossi is one of Italy's leading designers and producers of luxury women's shoes. The company's strong creativity and technical skills make it a reference point for many in the luxury footwear industry.

Sergio Rossi shoes range from fashion forward women's footwear to men's business shoes and are reputed for strong styling and exceptional quality. The company produces annually more than one-half million pairs of shoes in its own facilities in Italy and in close co-operation with a handful of highly skilled suppliers. Sergio Rossi's know-how is such that in the past it has manufactured for some of Italy's leading luxury brands and today produces shoes for Yves Saint Laurent.

Women's shoes are the core business and registered growth in 2001, notwithstanding the difficult trading environment. Men's footwear and leather goods are smaller product categories. Given Sergio Rossi's expertise in shoe design and production, the Gucci Group's know-how in leather goods and plans to expand the store network, management aims to develop both men's shoes and leather goods in the years to come.

As of January 31, 2002, Sergio Rossi's distribution network consisted of 31 directly operated stores, six franchisee operations as well as doors in select department stores. In 2001 a new store concept was introduced, with the aim to improve the retail environment and underscore the quality of the Sergio Rossi name.

Sergio Rossi will continue to develop its retail network globally in 2002, with particular focus on key cities and the Japanese and United States markets. In early 2002, the company inaugurated a flagship on London's Old Bond Street. Important openings are scheduled in Beverly Hills, New York and Honolulu in the second half of 2002.

In order to support volume growth and improve production efficiency and profitability, Sergio Rossi will open a new factory in San Mauro Pascoli by year-end 2002.

In 1858, the jeweler Frédéric Boucheron opened a shop at the Palais Royal in Paris. He worked with gold, precious stones, crystal and other luxurious materials, developing a reputation for creativity, innovation and outstanding quality. In 1893, Boucheron was one of the first jewelers to open a store in Place Vendôme, today the world center of prestige jewelry and still the home of Boucheron.

Boucheron revenues are balanced between jewelry and watches on the one hand and fragrances on the other. Boucheron's jewelry collections have focussed on the *haute joiallerie* and *joiallerie* segments, while the watch lines have been limited to signature pieces such as the rectangular *Reflet*, the round *Solis* and the square *Diamant.* Fragrances are exclusive and distinct: *Bague* is in the shape of a ring; *Jaipur* takes its inspiration from a bracelet; *Initial* is in the form of a pearl pendant.

Since Boucheron became part of the Gucci Group, management has been working to fully revamp the brand through a new image, rejuvenated jewelry and watch lines, a strong advertising campaign, a new store concept and enhanced retail and wholesale distribution.

Boucheron's re-launch is scheduled to start in the second half of 2002. It will launch a jewelry collection that includes pieces in accessibly-priced segments as well as the higher price point niches. At the same time new watch lines, which debuted at the Basel Watch Fair in April, also will be on sale.

Significant improvement in distribution will complement the product initiatives. In the second half of 2002 and early 2003, Boucheron will unveil its new store concept in number of locations, including newly-opened flagships in New York, San Francisco, Honolulu, London, Milan and Tokyo Ginza.

In 2002, management plans to expand fragrance and watch distribution, paying particular attention to those countries where new directly-operated stores will open.

Bédat & Co.

Founded in 1996 by Simone and Christian Bédat, Bédat & Co. is a distinct, contemporary and exclusive watch brand, that combines quality with timeless value. Distributed primarily in the United States, Italy and Japan, Bédat & Co. offers a handful of models, best sellers of which include the *No 7* and *No 3* lines.

Bédat & Co.'s select product offering includes models priced from US$ 2,000 to US$ 30,000 for the most exclusive and precious models. Bédat & Co. has created its own quality label (the A.O.S.C.® certificate) to certify the Swiss origin of all product components and production as well as stringent manufacturing standards. An individual serial number for each watch guarantees its authenticity as a Bédat & Co. timepiece.

By working with Gucci Group Watches, in 2002 Bédat & Co. will enlarge the breadth of its product offering and extend distribution into new markets in Europe and Asia.

Bottega Veneta is a premier Italian leather goods house. Founded in 1966 in the Veneto region of Italy, the company is known for its signature woven leather items and use of artisan craftsmanship and the finest materials. The name represents an aesthetic that is classic, yet effortlessly modern.

Bottega Veneta became a part of Gucci Group in early 2001. The company, under the direction of new management and Creative Director Tomas Maier, has rejuvenated completely the Bottega Veneta name, repositioning it in its original niche, the prestige segment.

The spring/summer 2002 collection was limited to women's handbags, shoes and small leather goods. The fall/winter 2002 collection will be broader and include men's and women's bags, shoes, small leather goods, leather ready-to-wear and several home furnishing items. Both retailers and the press have commented enthusiastically on the latest collections.

The arrival of the fall/winter 2002 collection in stores, a new advertising campaign, and the launch of eyewear are expected to drive retail sales and further establish the Bottega Veneta name beginning in the second half of 2002.

Management is reorganizing the retail network and aggressively rolling out stores worldwide. At the beginning of 2002, there were 33 directly-operated stores. At the end of 2002, management expects there to be approximately 50 directly-operated stores worldwide. With a new store concept the company will open flagships in Milan, Paris, and London in the second half of 2002. Management also will reinforce wholesale distribution globally with the opening of important shops-in-shop in leading department and specialty stores.



Stella McCartney was born as a luxury brand in April 2001 when the Gucci Group and Stella McCartney partnered to create a new business jointly owned by the two parties. Stella McCartney operates as an independent company under the Gucci Group umbrella, with Stella McCartney exercising full creative control over the brand.

Stella McCartney brings to her label a signature style that combines sharp tailoring, humor and sexy femininity.

Recognizing that product quality and proper execution are key factors in the success of a luxury brand, management's earliest actions in 2001 were focused on building an efficient operational platform for Stella McCartney and making use of the Gucci Group's product development and industrial facilities in Italy.

Six months after the launch of the label, Stella McCartney presented a strong spring/summer 2002 collection in October 2001 in Paris. Well received by wholesale buyers and with the benefit of good deliveries, the collection enjoyed strong sell-through in a select network of wholesale doors.

Stella McCartney's fall/winter 2002 collection showcased the clear identity of the designer's ready-to-wear and, supported by the strong commercial performance of the spring/summer 2002 collection, enjoyed considerable media and customer acclaim. Notably, the collection was sold to wholesale customers from the business' newly-created commercial showroom in Paris and was produced and delivered through the Gucci Group's industrial structure.

In 2001, management set the building blocks for new product launches. In the fall, the brand signed an exclusive fragrance and cosmetics license with YSL Beauté, which plans to launch Stella McCartney's first fragrance in 2003. Stella McCartney also plans to launch eyewear through the Group's eyewear partner, Safilo, in 2003.

The roll-out of the Stella McCartney store concept is set to begin in 2002 with its flagship in New York, followed by London. Searches also are underway for prime retail sites in other major fashion capitals.



In July 2001, the Gucci Group and Alexander McQueen entered into partnership. The new business – in which the Gucci Group holds 51% and Alexander McQueen the remaining 49% share – aims to establish Alexander McQueen as a global luxury brand with a full portfolio of ready-to-wear and accessories by building on the designer's reputation for couture and cutting edge tailoring in ready-to-wear.

The business is a true partnership. Alexander McQueen enjoys full control over all aspects of the brand and its image, and the company benefits from the Gucci Group's industrial structure, management know-how and distribution clout.

In 2001, Alexander McQueen significantly reinforced its management structure and regained control over the brand by terminating manufacturing and distribution licenses. As a result, the development, production and distribution of ready-to-wear, accessories and shoes was efficiently transferred to Gucci Group teams in Italy, who today work with the label's London-based creative team. The fall/winter 2002 collection, presented in Paris in March 2002 to wide critical acclaim, was the first conceived and developed under this new Alexander McQueen structure.

In 2001, the management team set about building a strong Alexander McQueen retail and wholesale network. In September, the first directly-operated store bearing the new store concept opened in the Aoyama district of Tokyo. The company also secured store locations in New York and Milan, while having initiated searches in major cities for additional stores.

With a stronger women's ready-to-wear and accessories product offering in place, Alexander McQueen plans to launch its first fragrance line in early 2003, through a license relationship with YSL Beauté. Management intends to take advantage of other Gucci Group license relationships in order to deepen the product portfolio. In 2001, Alexander McQueen also partnered with long-established Savile Row tailors H. Hunstman and Sons to launch an exclusive Alexander McQueen bespoke menswear line, which will be launched in late 2002.



Balenciaga is one of the great brands in the history of couture. In 1923, Cristóbal Balenciaga founded the fashion house and over the years from his Paris atelier created some of the most influential haute couture in fashion history. In 1968, Balenciaga closed the atelier, and in subsequent years the label continued primarily as a fragrance house until the mid 1980's, when ready-to-wear was launched under the brand's new owner.

Nicolas Ghesquière joined Balenciaga in 1995 and in late 1997 presented his debut collection - spring/summer 1998 - to critical acclaim. The revitalization of Balenciaga had begun.

In July 2001, Gucci Group acquired Balenciaga. As Creative Director and an important shareholder in Balenciaga, Nicolas Ghesquière exercises creative control over all aspects of the brand's creative direction and image. With this strong partnership in place, the objective is to accelerate the development of Balenciaga as a global luxury brand, focusing in initial seasons on women's ready-to-wear and accessories.

With the benefit of the Gucci Group's resources, the new management team's immediate focus has been on improving production and logistics, while Nicolas Ghesquière has continued to develop outstanding collections and build the brand's overall image. Notably, the spring/summer 2002 fashion show in Paris and the fall/winter 2002 fashion show in New York were both highly praised by the media and buyers. The fall/winter 2002 collection was the first to be produced via the partnership between Balenciaga's Paris atelier and Gucci Group's industrial structure.

In 2001 management took significant steps toward building the brand's overall image. In particular, the number of licenses was significantly reduced, especially in Asia; a new store concept was developed, which will debut in the label's historic flagship on Avenue Georges V in Paris in late 2002; and material progress was made in strengthening the depth and quality of relationships with key wholesale accounts around the world.



Human Resources



Gucci Group strives to attract, hire, motivate and retain the best talent in order to achieve excellence in all aspects of its businesses. We believe that every employee is an ambassador for the Group and its brands, for which we maintain the highest standards of design, quality and service.

Our human resources philosophy is rooted in several principles:

- Merit: We have a flat organizational structure, and employees enjoy a large degree of autonomy in order to meet the challenges and goals of their individual areas of responsibility. The Company offers a work environment that encourages communication and teamwork as well as leadership based on ability and skill rather than on hierarchy.

- Teamwork: We foster teamwork by stressing the accomplishments of the entire Group rather than the success of an individual brand, manager, product category or distribution channel.

- Partnerships: The Group maintains a strong and symbiotic relationship with its suppliers, the best of which enter our "partnership" program. We work closely with our suppliers to anticipate and satisfy the demands of our customers, and both employees and suppliers understand that our customers value the high quality and excellence of the Group's products and services.

- Transparency: We communicate Company accomplishments and objectives through all divisions, providing employees a framework with which to understand decisions and changes in the organization and with which to align their goals with those of the Group.

- Entrepreneurialism: We encourage an entrepreneurial culture to allow employees to pursue rapidly opportunities for the Group.

- Incentive: We ensure employee commitment to and involvement in Group objectives through a career and compensation system that rewards outstanding performance and results. We strive to promote from within, and incentive plans are designed to motivate the workforce and create a sense of partnership at all levels of the organization.



Financial Review

Group Revenues

(In millions of US Dollars)

	2001	**%**	2000	%	1999	%
By Division						
Gucci Division	**1,514.5**	**66.3%**	1,494.5	66.2%	1,187.0	96.0%
Yves Saint Laurent	**90.1**	**3.9%**	97.0	4.3%	7.5	0.6%
YSL Beauté	**461.9**	**20.2%**	536.1	23.7%	31.7	2.6%
Other Operations	**226.8[1]**	**9.9%**	135.7[2]	6.0%	9.9[3]	0.8%
Interdivisional	**(8.3)**	**(0.3%)**	(4.8)	(0.2%)	0.0	0.0%
Total	**2,285.0**	**100.0%**	2,258.5	100.0%	1,236.1	100.0%
By Distribution Channel						
Directly Operated Stores	**1,154.3**	**50.5%**	1,098.2	48.6%	783.6	63.4%
Wholesale Distribution	**1,062.6**	**46.5%**	1,087.3	48.2%	418.8	33.9%
Royalties	**68.1**	**3.0%**	73.0	3.2%	33.7	2.7%
Total	**2,285.0**	**100.0%**	2,258.5	100.0%	1,236.1	100.0%
By Product						
Leather Goods	**776.5**	**34.0%**	689.0	30.5%	490.3	39.7%
Shoes	**247.7**	**10.8%**	244.9	10.8%	174.7	14.1%
Ready-to-Wear	**283.1**	**12.4%**	277.2	12.3%	176.7	14.3%
Fragrances	**348.9**	**15.3%**	392.5	17.4%	21.2	1.7%
Cosmetics	**130.1**	**5.7%**	130.0	5.8%	9.6	0.8%
Watches	**231.4**	**10.1%**	242.9	10.7%	234.9	19.0%
Jewelry	**98.3**	**4.3%**	78.9	3.5%	39.1	3.2%
Other	**100.9**	**4.4%**	130.1	5.8%	55.9	4.5%
Royalties	**68.1**	**3.0%**	73.0	3.2%	33.7	2.7%
Total	**2,285.0**	**100.0%**	2,258.5	100.0%	1,236.1	100.0%
By Region						
Europe	**927.3**	**40.6%**	892.8	39.5%	374.6	30.3%
United States	**483.5**	**21.2%**	537.4	23.8%	344.3	27.9%
Japan	**462.5**	**20.2%**	399.1	17.7%	257.2	20.8%
Rest of Asia	**294.0**	**12.9%**	295.5	13.1%	220.4	17.8%
Rest of World	**117.7**	**5.1%**	133.7	5.9%	39.6	3.2%
Total	**2,285.0**	**100.0%**	2,258.5	100.0%	1,236.1	100.0%

[1] Includes Sergio Rossi, Boucheron, Bédat & Co., Bottega Veneta, Luxury Timepieces Design, Stella McCartney, Alexander McQueen, Balenciaga and Industrial Operations
[2] Includes Sergio Rossi, Boucheron and Bédat & Co.
[3] Includes Sergio Rossi

(In millions of US Dollars)

	Gucci Fashion and Accessories[1]	Gucci Timepieces	Gucci Division[2]	Yves Saint Laurent	YSL Beauté	Others Operations[3]	Corporate	Interdivis. elimination	Group
2001									
Revenues	1,361.5	195.9	1,514.5	90.1	461.9	226.8	0.0	(8.3)	2,285.0
Operating profit (loss) before goodwill and trademark amortization	407.8	56.0	461.7	(68.0)	30.2	(37.4)	(31.7)	0.3	355.1
Goodwill and trademark amortization	23.7	6.8	30.5	19.9	34.0	31.6	0.0	0.0	116.0
Operating profit (loss)	384.1	49.2	431.2	(87.9)	(3.8)	(69.0)	(31.7)	0.3	239.1
Operating margin before goodwill and trademark amortization	29.9%	28.6%	30.5%	(75.5%)	6.5%	(16.5%)	n/m	n/m	15.5%
Operating margin	28.2%	25.1%	28.5%	(97.6%)	(0.8%)	(30.4%)	n/m	n/m	10.5%
2000									
Revenues	1,320.1	216.1	1,494.5	97.0	536.1	135.7	0.0	(4.8)	2,258.5
Operating profit (loss) before goodwill and trademark amortization	326.4	78.1	403.7	(15.6)	43.1	13.3	(35.8)	(0.3)	408.4
Goodwill and trademark amortization	8.7	5.8	14.5	18.8	37.2	12.7	0.0	0.0	83.2
Operating profit (loss)	317.7	72.3	389.2	(34.4)	5.9	0.6	(35.8)	(0.3)	325.2
Operating margin before goodwill and trademark amortization	24.7%	36.1%	27.0%	(16.1%)	8.0%	9.8%	n/m	n/m	18.1%
Operating margin	24.1%	33.4%	26.0%	(35.5%)	1.1%	0.4%	n/m	n/m	14.4%
1999									
Revenues	1,010.5	212.6	1,187.0	7.5	31.7	9.9	0.0	0.0	1,236.1
Operating profit (loss) before goodwill and trademark amortization	217.9	75.6	290.0	(0.2)	(3.5)	(0.1)	(13.0)	0.0	273.2
Goodwill and trademark amortization	1.0	5.8	6.8	0.7	1.6	0.4	0.0	0.0	9.5
Operating profit (loss)	216.9	69.8	283.2	(0.9)	(5.1)	(0.5)	(13.0)	0.0	263.7
Operating margin before goodwill and trademark amortization	21.6%	35.5%	24.4%	(2.7%)	(11.0%)	(1.0%)	n/m	n/m	22.1%
Operating margin	21.5%	32.8%	23.9%	(12.0%)	(16.1%)	(5.0%)	n/m	n/m	21.3%

1 Gucci Division excluding Gucci Timepieces
2 Excludes interdivisional transactions between Gucci Fashion and Accessories and Gucci Timepieces
3 2001: Includes Sergio Rossi, Boucheron, Bédat & Co., Bottega Veneta, Luxury Timepieces Design ("LTD"), Stella McCartney, Alexander McQueen, Balenciaga, and Industrial operations.
2000: Includes Sergio Rossi, Boucheron and Bédat & Co.
1999: Includes Sergio Rossi

Introduction

The Report of the Management Board is based on the consolidated financial statements and should be read in conjunction with those statements and the related notes thereto. The consolidated financial statements were prepared in accordance with International Accounting Standards ("IAS"). These accounting standards differ in certain respects from Generally Accepted Accounting Principles in the United States ("U.S. GAAP"), as discussed in Note 24 to the consolidated financial statements.

Because of the significant amortization of goodwill and trademarks as well as the impact of restructuring charges related to the Group's acquisitions, management regularly evaluates the performance of both the Group and individual divisions utilizing the following measures (as defined herein), believing these measures are valuable in assessing the Company's financial performance: operating profit before goodwill and trademark amortisation; operating margin before goodwill and trademark amortisation; after tax adjusted net results. Management also believes the following additional items (as defined herein) are useful in calculating Return on Invested Capital ("ROIC"), an important additional measure used by management to assess the Company's financial performance: theoretical interest expense on non-capitalized leases; adjusted operating profit; Net Adjusted Operating Profit After Tax ("NAOPAT"); invested capital.

The reader should know that the above measurements are not contemplated by IAS or U.S. GAAP and are not substitutes or necessarily superior measures of operating income, net income, cash flows and other indicators of financial performance as defined by either IAS or U.S. GAAP. Furthermore, these measures as defined by the Group may not be comparable to other similarly titled measures used by other companies.

The Company made a number of acquisitions in 2001, 2000 and 1999. The results of the acquired companies are included in the Group's operations as of the acquisition date. In order to give investors an indication of the year-on-year results of the acquired companies, management has included the pro-forma full year 1999 results of YSL Beauté in the MD&A.

The Company's 2001, 2000 and 1999 fiscal years ended on January 31, 2002, 2001 and 2000, respectively.

Safe Harbor Provisions

Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements of projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Company's operations are discussed in the Company's Annual Report on Form 20-F for 2000, as amended, filed with the U.S. Securities and Exchange Commission.

Risk Factors

A number of important factors could adversely or otherwise affect the Group's future results, the level of orders for the Company's collections from directly-operated stores or third parties and budgeted expenditures. These factors include, among others:

- *Brand recognition*: The Company's financial performance in the luxury goods market is influenced by the success of its brands, which, in turn, depends on factors such as product design, the distinct character of the products, the materials used to make the products, the image of the Company's stores, marketing and general corporate profile.

- *Management of businesses and acquisitions*: The Company's financial success depends to a significant degree upon management's ability to generate growth and profitability from each Group brand and to integrate newly-acquired companies into the Group structure such that these businesses achieve satisfactory levels of revenues, earnings and cash flows.

- *Competition*: The Company faces substantial competition in all product lines and markets in which it competes. The Company competes with well-known, high quality international luxury goods companies such as Armani, Bulgari, Cartier, Chanel, Ferragamo, Hermès, Louis Vuitton, Prada, as well as a large number of other international and regional purveyors of some or all of the types of products distributed by the Company.

- *Adverse economic or political conditions*: Downturns in general economic conditions or uncertainties regarding future economic prospects historically have affected adversely sales by luxury good companies, including Gucci Group sales. Accordingly, such downturns or uncertainties in the future could have a material adverse effect on the Company's business, financial condition or results of operations. Levels of consumer confidence are largely dependent on changes in disposable income and perceptions of and reactions to economic events, such as currency devaluations that make luxury goods more expensive, changes in levels of unemployment and taxation and the risks of inflation or deflation. Since the Company distributes its products internationally, a significant decline in the general economy or in consumers' attitudes in a region, particularly Italy, other European countries, the United States, Japan and Hong Kong could also have a material adverse impact on the Company. A substantial amount of the Company's sales are generated by customers vacationing abroad, particularly from Japan, other Asian countries, Europe and the United States. Consequently, adverse economic conditions or political or other events that result in a shift in travel patterns or a decline in travel volumes also could materially adversely affect the Company's financial results.

- *Interest rate and currency rate fluctuations*: Changes in interest rates – particularly US, Euro, Swiss and Japanese rates – could affect materially the Company's interest income and expense. The Company's substantial *net* cash position, as of January 31, 2002, implies that declines in global interest rates – particularly US and Euro rates – would result in lower net interest income. The Company operates in many parts of the world and, as a result, its business can be affected by fluctuations in exchange rates. While the Company engages in foreign exchange hedging activities, it does not hedge long-term foreign exchange risks, nor is it permitted by IAS and U.S. GAAP to hedge its Euro denominated cost of sales. The Company's business and financial results therefore could be adversely affected by fluctuations in exchange rates, such as a strengthening of the Euro relative to the US Dollar or by a weakening of other currencies against the Euro or the US Dollar, particularly if any such exchange rate movements persist. The Company changed its reporting currency to the Euro from the US Dollar on February 1, 2002. Consequently, as from this date the most significant exchange rate risk to which the Company is exposed is potential weakness of currencies in which a significant portion of its revenues are denominated – such as the US Dollar, the Japanese Yen, the English Pound and the Swiss Franc – compared to the Euro.

Gucci Group achieved solid operating results in 2001, notwithstanding very challenging trading conditions: economic recession in the United States and a precipitous fall in travel and tourism following September 11, 2001. Revenues were US$ 2,285.0 million in 2001, compared to US$ 2,258.5 million in 2000, a slight increase driven by 1.3% growth in Gucci Division revenues and the consolidation of new companies. The Company's gross margin climbed to 69.8% in 2001 from 69.5% in 2000 on substantial gross margin strength at the Gucci Division and notwithstanding the lower gross margins of the recently acquired companies.

The Group's operating profit before goodwill and trademark amortization was US$ 355.1 million (15.5% of revenues) in 2001 compared to US$ 408.4 million (18.1% of revenues) in 2000. In 2001, the Gucci Division posted record operating profit before goodwill amortization of US$ 461.7 million, up from US$ 403.7 million in 2000, and a 30.5% operating margin before goodwill amortization, the first time that the full year operating margin exceeded 30%. The decline of the Group's operating profit, notwithstanding the significant increase in Gucci Division's operating profit, was attributable to the operating losses associated with the relaunch of the new divisions (particularly Yves Saint Laurent) as part of the Group's multi-brand strategy. After goodwill and trademark amortization, the Group's operating profit was US$ 239.1 million (10.5% of revenues) in 2001 against US$ 325.2 million (14.4% of revenues) in 2000. The lower profitability owed to the decline in the operating profit before goodwill and trademark amortization as well as to higher goodwill and trademark amortization, US$ 116.0 million in 2001, compared to US$ 83.2 million in 2000.

The Group's acquisition strategy and the application of International Accounting Standards caused goodwill and trademark amortization and restructuring expenses to have a significant impact on net income in 2001, 2000 and 1999. It should be noted that goodwill and trademark amortization has been calculated applying a maximum 20-year useful life as required by the SEC's interpretation of International Accounting Standards and that this maximum useful life period is shorter than that allowed by U.S. GAAP and other national accounting standards. Management believes the maximum 20-year amortization period understates the useful life of certain of the Company's trademarks and related goodwill and, consequently, it has applied a 40-year amortization period to these assets in the reconciliation to U.S. GAAP. In addition it should be noted that under U.S. GAAP a significant portion of restructuring expenses would have been reflected in the purchase accounting of the acquisitions, thereby eliminating the impact of restructuring costs on Group net income and increasing goodwill and, only marginally, goodwill amortization.

The Company reported net income of US$ 278.4 million in 2001 and US$ 336.7 million in 2000. In order to evaluate further the Group's performance, management analyzes net income excluding the impact of goodwill and trademark amortization and restructuring charges. Goodwill and trademark amortization, net of tax, was US$ 93.1 million in 2001 and US$ 62.9 million in 2000. Restructuring charges, net of tax, were US$ 0.4 million in 2001 and US$ 57.7 million in 2000. Excluding goodwill and trademark amortization and restructuring charges, management calculates the Group's after tax adjusted net income was US$ 371.9 million in 2001 and US$ 457.3 million in 2000.

(In millions of US Dollars except per share and share amounts)

	2001	2000	1999
Net income	**278.4**	336.7	330.3
Goodwill and trademark amortization, net of tax	**93.1**	62.9	8.7
Restructuring charges, net of tax	**0.4**	57.7	-
Adjusted net income[1]	**371.9**	457.3	339.0
Adjusted net income per share[1] – diluted basis	**3.66**	4.50	3.57
Average number of shares – diluted basis (million)	**101.5**	101.6	94.9

[1]Excluding goodwill and trademark amortization, net of tax, and restructuring charges, net of tax

Management believes after tax cash operating returns to be the most important measure in valuing the Company's financial performance and a key variable in determining long-term share price performance. The Group therefore strives to maximize after tax Return On Invested Capital ("ROIC"), an objective it aims to accomplish through: i) long-term revenue growth; ii) strict cost control; iii) an optimal fiscal structure; and iv) modest invested capital.

- Revenue Growth: As strong brand equity is critical to turnover growth, the Group offers only high quality, distinctive merchandise at prices and points of sale appropriate for each brand. The Company avoids inappropriate proliferation of product and points of sale in order to protect each brand, despite the short-term financial gains such a policy could offer.

- Cost Control: The Group maintains strict control of costs in an effort to maximize margins, and when appropriate invests the related savings in areas such as communication and distribution, critical to revenue growth.

- Fiscal Structure: Taxes, a cash outflow, diminish shareholder returns, and accordingly the Group seeks to achieve an optimal fiscal structure, while respecting relevant legal requirements in the jurisdictions in which the Group operates.

- Invested Capital: The Company aims to minimize capital employed. The Group believes strong merchandising and efficient systems help ensure rapid working capital turnover, while attention to store performance (namely, sales densities) and production structure helps maximize the revenues-fixed asset ratio.

In its calculation of return on invested capital, management focuses solely on operating assets: operating earnings exclude net interest income (substantial in 2001, 2000 and 1999); working capital excludes cash and cash equivalents and short-term debt; invested capital includes the present value of fixed rent store operating leases.

(In millions of US Dollars)

	2001		2000	
	Gucci Division	Group	Gucci Division	Group
Revenues	1,514.5	2,285.0	1,494.5	2,258.5
Operating profit before goodwill and trademark amortization	461.7	355.1	403.7	408.4
Theoretical interest expense non-capitalized leases[1]	13.6	19.5	12.0	14.5
Adjusted operating profit	475.3	374.6	415.7	422.9
Income tax expense	118.0	88.4	98.0	105.2
Net adjusted operating profit after tax (NAOPAT)	**357.3**	**286.2**	**317.7**	**317.7**
Working capital[2]	218.7	392.3	131.8	176.9
Fixed assets[3]	506.2	867.2	425.5	639.0
Goodwill and trademarks[4]	169.4	1,542.0	167.1	1,199.2
Present value of obligations under fixed rent operating leases[5]	247.8	355.5	218.8	260.6
Invested capital – year end	1,142.1	3,157.0	943.2	2,275.7
Invested capital – year average *	**1,042.7**	**2,874.6**	**861.1**	**2,220.8**
Operating margin before goodwill and trademark amortization	30.5%	15.5%	27.0%	18.1%
Effective tax rate[6]	24.8%	23.6%	23.6%	24.9%
NAOPAT margin	23.6%	12.5%	21.3%	14.1%
Revenues-Invested capital ratio (year average)	1.45x	0.79x	1.74x	1.02x
ROIC[7]	**34.3%**	**10.0%**	**37.3%**	**14.5%**

*Pro-rata Balance Sheet 2001: Bottega Veneta eleven months; LTD ten months; other acquired businesses in 2001 six months

Pro-rata Balance Sheet 2000: Boucheron seven months; Bédat & Co. one month

1 Non-capitalized leases calculated using current market interest rates; theoretical interest expense calculated at a 5.5% borrowing cost

2 Excludes cash and cash equivalents and short-term debt

3 Excludes goodwill and trademarks as well as long-term financial assets

4 Gross value (does not consider accumulated amortization); net of non-cash deferred tax

5 Calculated using current market interest rates

6 Calculated applicable effective tax rate on adjusted operating profit (excludes restructuring expenses; goodwill and trademark amortization; financial income)

7 NAOPAT divided by the year average invested capital

Group ROIC

The Group's 2001 ROIC reflects the full year consolidation of the Gucci Division, Yves Saint Laurent, YSL Beauté, Sergio Rossi, Boucheron, Bédat & Co., as well as the eleven month consolidation of Bottega Veneta, the ten month consolidation of Luxury Timepieces Design ("LTD"), and the six month consolidation of other businesses acquired in 2001.

The Group's 2000 ROIC reflects the full year consolidation of the Gucci Division, Yves Saint Laurent, YSL Beauté and Sergio Rossi, the seven month consolidation of Boucheron and the one month consolidation of Bédat & Co.

The Group's 1999 ROIC reflects the full year consolidation of the Gucci Division, the two month consolidation of Sergio Rossi and the one month consolidation of Yves Saint Laurent and YSL Beauté.

NAOPAT: Management calculates that the Group's Net Adjusted Operating Profit After Tax ("NAOPAT") margin declined to 12.5% in 2001 from 14.1% in 2000 mainly as a result of increased losses at Yves Saint Laurent and certain of the Group's Other Operations and notwithstanding outstanding profitability at the Gucci Division.

Revenues-Invested capital ratio (year average): The Group's revenues-to-year average invested capital ratio decreased to 0.79x in 2001 from 1.02x in 2000 owing to the substantial increase in goodwill and trademarks, higher working capital and fixed assets related to the consolidation of new companies and the purchase of real estate for stores in certain strategically important locations.

ROIC: The Group's after tax Return On the year average Invested Capital decreased to 10.0% in 2001 from 14.5% in 2000 as a result of the combined impact of the decline in the Group NAOPAT margin and the lower revenues-to-invested capital ratio.

Gucci Division ROIC

The Gucci Division achieved solid after tax ROIC, 34.3%, which compared to 37.3% in 2000.

NAOPAT: Notwithstanding the difficult trading conditions, in 2001 Gucci generated an operating margin before goodwill amortization of 30.5%, up from 27.0% in 2000. This exceptionally strong margin resulted from a further increase in the gross margin and a small proportional decline in selling, general and administrative expenses owing to aggressive cost control. The increase in operating profit before goodwill amortization drove the NAOPAT margin to 23.6% in 2001 from 21.3% in 2000.

Revenues-Invested capital ratio (year average): The revenues-to-invested capital ratio (year average) declined modestly to 1.45x in 2001 from 1.74x in 2000, mainly as a result of higher fixed assets and operating leases related to the purchase of real estate and, to a lesser extent, higher working capital due to an increase in trade receivables stemming from the growth in wholesale sales in January 2002.

Management strongly believes that control of product development and distribution (primarily through directly-operated stores and limited wholesale activities) is paramount to Gucci's continuing success and therefore may consider buying real estate, franchise activities and suppliers in the future. Thanks to Gucci's consistently strong margins and relatively low capital intensity, management believes that through global brand equity, attractive product, systematic communication and good execution, the business should be able to maintain current levels of ROIC in the coming years.

Other Divisions ROIC

Management considers Yves Saint Laurent's ROIC not meaningful in 2001 given the reported operating losses. Management believes that in the future, after a period of losses sustained to rejuvenate and rebuild the brand equity, the product collections and the distribution network of Yves Saint Laurent, the division should generate operating earnings and positive ROIC.

Management calculates YSL Beauté's after tax Return On the year average Invested Capital at approximately 4% in 2001, compared to approximately 5% in 2000. The high value of goodwill and trademarks (US$ 504.9 million, or 71% of the division's invested capital) was the principal cause of the low returns. Excluding goodwill and trademarks from the year average invested capital, management calculates that YSL Beauté's after tax ROIC would have been approximately 14% in 2001, compared to approximately 24% in 2000.

2001 vs. 2000

Gucci Division

(In millions of US Dollars)

	2001		2000		1999	
Revenues	**1,514.5**	**100.0%**	1,494.5	100.0%	1,187.0	100.0%
Gross profit	**1,090.0**	**72.0%**	1,027.8	68.8%	798.9	67.3%
Operating profit before goodwill amortization	**461.7**	**30.5%**	403.7	27.0%	290.0	24.4%
Goodwill amortization	**30.5**	**2.0%**	14.5	1.0%	6.8	0.5%
Operating profit	**431.2**	**28.5%**	389.2	26.0%	283.2	23.9%

In 2001 the Gucci Division produced the strongest results in its history notwithstanding an exceptionally difficult trading environment: revenues exceeded US$ 1.5 billion; the gross margin climbed by more than 300 basis points to 72.0%; and for the first time the full year operating margin before goodwill amortization surpassed 30%, reaching 30.5%. Management attributes this exceptional performance to a combination of factors, including Gucci's strong brand equity, collections with wide consumer appeal, a highly profitable global directly-operated store network, excellent customer service, adept inventory management to achieve high levels of full price sell-through and strict cost control. The result in 2001 also improved due to the additional gross margin from women's ready-to-wear related to the acquisition of the former women's ready-to-wear licensee in late 2000 and to favorable foreign currency exchange rates, in particular the Euro/US Dollar and the Euro/Yen rates.

Revenues

(In millions of US Dollars)

	2001		2000		1999	
By Distribution Channel						
Directly Operated Stores	**1,035.7**	**68.4%**	1,028.0	68.8%	778.4	65.6%
Wholesale Distribution	**253.7**	**16.7%**	225.6	15.1%	179.9	15.1%
Timepiece Distribution	**178.1**	**11.8%**	198.0	13.2%	199.5	16.8%
Royalties	**45.8**	**3.0%**	40.2	2.7%	29.2	2.5%
Interdivisional	**1.2**	**0.1%**	2.7	0.2%	0.0	0.0%
Total	**1,514.5**	**100.0%**	1,494.5	100.0%	1,187.0	100.0%
By Product						
Leather Goods	**742.5**	**49.0%**	683.7	45.8%	490.3	41.3%
Shoes	**167.7**	**11.1%**	178.2	11.9%	164.8	13.9%
Ready-to-Wear	**222.5**	**14.7%**	222.8	14.9%	173.7	14.6%
Watches	**199.3**	**13.2%**	232.1	15.5%	234.9	19.8%
Jewelry	**74.3**	**4.9%**	64.0	4.3%	39.1	3.3%
Other	**61.2**	**4.0%**	70.8	4.7%	55.0	4.6%
Royalties	**45.8**	**3.0%**	40.2	2.7%	29.2	2.5%
Interdivisional	**1.2**	**0.1%**	2.7	0.2%	0.0	0.0%
Total	**1,514.5**	**100.0%**	1,494.5	100.0%	1,187.0	100.0%
By Region						
Europe	**468.0**	**30.9%**	454.6	30.4%	343.3	28.9%
United States	**344.9**	**22.8%**	394.6	26.4%	337.4	28.4%
Japan	**393.2**	**26.0%**	335.6	22.5%	252.2	21.3%
Rest of Asia	**267.4**	**17.6%**	267.1	17.9%	217.8	18.3%
Rest of World	**39.8**	**2.6%**	39.9	2.6%	36.3	3.1%
Interdivisional	**1.2**	**0.1%**	2.7	0.2%	0.0	0.0%
Total	**1,514.5**	**100.0%**	1,494.5	100.0%	1,187.0	100.0%

Revenues

Gucci Division revenues were US$ 1,514.5 million in 2001, compared to US$ 1,494.5 million in 2000 (+1.3%). The business achieved revenue increases in three of its four major markets: +2.9% in Europe; +17.2% in Japan; +0.1% in the Rest of Asia. Economic recession, in combination with the precipitous drop in tourism and travel after September 11 2001, caused fourth quarter revenues in the United States to decline 20.4% overall and 54.0% in Hawaii, an overwhelmingly Japanese tourist market. This performance was the main cause of the full year revenue decline of 12.6% in the United States, including the 25.5% decline in Hawaii.

The Gucci Division operates through two business divisions: Gucci Fashion and Accessories and Gucci Timepieces.

- Gucci Fashion and Accessories merchandise is produced nearly exclusively in Italy and is sold primarily through directly-operated stores ("DOS") as well as through limited wholesale distribution channels, including monobrand franchise stores, fine travel retailers and luxury department and specialty stores.
- Gucci Timepieces, part of Gucci Group Watches, manufactures in Switzerland and distributes watches to Gucci directly-operated stores, as well as select department stores, travel retailers and timepiece and jewelry specialty stores throughout the world.

Gucci Fashion and Accessories Revenues

Gucci Fashion and Accessories revenues were US$ 1,361.5 million in 2001, compared to US$ 1,320.1 million in 2000 (+3.1%). Retail sales increased in most major markets owing to strong collections and notwithstanding the difficult trading environment. On a constant currency basis, retail sales in Europe increased 10.3%: in the largest European market, Italy, the increase was 11.5%; in France growth was 7.6%; and in the UK retail sales were flat compared to 2000. In Japan, Yen-denominated retail sales advanced 24.4%, as Gucci maintained a leading position among luxury goods brands. In non-Japan Asia, constant currency retail sales growth reached 18.6%, thanks to Gucci's excellent performance in Hong Kong (+15.7%) and South Korea (+39.7%) and the twelve month consolidation of the retail business in Singapore, Malaysia and Australia. In the United States, retail sales declined 15.2% as a result of the particularly difficult economic environment and the sharp fall in travel and tourism following September 11. In 2001, retail sales in Hawaii were down 25.5%, while those in the continental US declined 12.3%.

Gucci finished 2001 with 163 directly-operated stores ("DOS"), compared to 143 at the end of 2000. In 2001 the Company opened 17 stores (1 in Hawaii; 7 in Europe; 4 in Japan, including a second freestanding store in Tokyo Aoyama; and 5 in non-Japan Asia, including a flagship in Hong Kong) and converted 3 stores in Spain from franchisees into DOS. Selling square footage in directly-operated stores was 422,488 on January 31, 2002, compared to 370,395 on January 31, 2001. As a result of the aforementioned decrease in US retail sales and the increased selling surface, as well as Japanese Yen and Euro weakness against the US

Dollar, Gucci's sales per square foot declined to US$ 2,817 in 2001 from US$ 3,027 in 2000. Wholesale turnover - sales to department and specialty stores, duty-free retailers and franchisees - increased 12.5% to US$ 253.7 million in 2001 on the back of particularly strong sales to US and European department and specialty stores. The number of franchise boutiques fell to 38 from 43 in 2001 as Gucci converted 3 Spanish franchise stores into DOS, opened stores in Moscow and Beirut, and closed certain franchise stores in non strategic markets. Points-of-sale in duty-free numbered 34 at the end of 2001 from 38 at the end of 2000, following closures in South East Asia.

Royalty income advanced 13.9% to US$ 45.8 million in 2001 due primarily to continued growth in Gucci-brand eyewear sales and despite the absence of royalties from women's ready-to-wear, a licensed activity purchased from Zamasport in November 2000.

Gucci maintained its leading position in leather goods, having achieved 8.6% sales growth to US$ 742.5 million in 2001. Sales of all three product categories – handbags; small leather goods; luggage – increased in 2001, with luggage and small leather goods sales growth having reached 34.7% and 12.6%, respectively. Ready-to-wear sales were flat at US$ 222.5 million, having grown in Europe but declined in the United States owing to the difficult trading environment in this market. Shoe sales declined 5.9% to US$ 167.7 million, affected by weaker wholesale demand and lower retail sales in the United States and Europe. At the end of the year the division opened a shoe prototype production facility which is expected to enhance the quality and variety of Gucci brand shoes and which management believes will lead to increased shoe revenues in the future. Jewelry sales advanced 16.1% to US$ 74.3 million, following the introduction of new, expanded collections and strong growth in Japan. Wholesale doors for jewelry, limited to the most exclusive points of sale, numbered approximately 224 in 2001.

Gucci Timepieces Revenues

Gucci Timepieces revenues were US$ 195.9 million in 2001, compared to US$ 216.1 million in 2000. Sales of Gucci brand watches to third party customers were US$ 178.1 million in 2001, compared to US$ 198.0 million in 2000, a decrease of 10.0%, or 6.3% on a constant currency basis. The decline in Gucci watch sales owed to several factors. Economic recession in the United States led department and specialty stores to scale back orders in an effort to reduce inventory levels. The events of September 11 caused demand to further contract in the United States as well as in the travel and duty-free channels, particularly in Asia and the Middle East. In 2001, Gucci brand watch sales to third party customers declined 30.1% in the United States, 22.0% in non-Japan Asia and 27.1% in the Middle East. By contrast, sales advanced 3.6% in Europe and were stable in Japan.

In the course of 2001, management made further effort to shift the mix to higher price point product, while reducing volumes as a means of increasing the exclusivity of Gucci timepieces. Watch unit turnover was approximately 621,000 in 2001, compared to approximately 770,000 in 2000, with the average retail sales price having been approximately US$ 630 in both 2001 and 2000.

Gross Profit

The Gucci Division gross margin increased to 72.0% in 2001 from 68.8% in 2000.

- At Gucci Fashion and Accessories, the gross margin expansion to 72.4% in 2001 from 67.9% in 2000 owed to control of the women's ready-to-wear production and distribution activity, resulting from the acquisition of the former licensee's business in November 2000, favorable exchange rates – particularly the weakness of the Euro compared to the US Dollar and the Japanese Yen - high levels of full price sell-through and advantageous region mix (relatively stronger sales in Japan as compared to the United States and Europe).
- Gucci Timepieces gross margin was 68.1% in 2001, compared to 71.1% in 2000, a decline which resulted from negative leverage (on the fall in volume turnover), a change in the product mix and modestly higher provisions for obsolescence, and notwithstanding greater vertical integration, obtained through the acquisition of the wholesale distribution activities in Japan and certain countries in South-East Asia in late 2000.

Selling, general and administrative expenses

(In millions of US Dollars)

	2001		2000		1999	
Revenues	**1,514.5**	**100.0%**	1,494.5	100.0%	1,187.0	100.0%
Store	**317.0**	**20.9%**	304.0	20.3%	240.4	20.3%
General & Administrative	**176.8**	**11.7%**	181.8	12.2%	146.4	12.3%
Communication	**89.2**	**5.9%**	93.8	6.3%	85.9	7.2%
Selling	**24.6**	**1.6%**	25.7	1.7%	19.8	1.7%
Shipping & Handling	**20.7**	**1.4%**	18.8	1.3%	16.4	1.4%
Selling, General & Administrative	**628.3**	**41.5%**	624.1	41.8%	508.9	42.9%

- Store expenses increased to 30.6% of retail turnover in 2001 from 29.6% in 2000 as a result of several factors, including: a relative increase in sales in the Japanese shops-in-shop, which operate under a variable rent structure; the decline in retail sales in certain markets, especially in the United States; and the opening of new DOS which in 2001 had not yet reached their full revenue potential.

Store expenses

(In millions of US Dollars)

	2001		2000		1999	
Store revenues	**1,035.7**	**100.0%**	1,028.0	100.0%	778.3	100.0%
Personnel	**88.4**	**8.5%**	86.6	8.4%	71.6	9.2%
Fixed rent	**49.4**	**4.8%**	44.6	4.4%	38.6	5.0%
Variable rent	**81.6**	**7.9%**	77.9	7.6%	64.6	8.3%
Depreciation and amortization	**33.0**	**3.2%**	30.0	2.9%	26.0	3.3%
Other	**64.6**	**6.2%**	64.9	6.3%	39.6	5.1%
Store expenses	**317.0**	**30.6%**	304.0	29.6%	240.4	30.9%

- General and administrative expenses declined in absolute and relative terms (11.7% of revenues in 2001; 12.2% in 2000). Throughout 2001, management maintained strict cost control, and following September 11 moved aggressively to reduce discretionary expenses and where necessary to reduce the number of employees. In reaction to the difficult economic circumstances in the United States, Gucci America eliminated approximately 140 administrative and sales associate positions in late 2001. In addition, in accordance with the Company's policy not to pay management bonuses in years when the Group's budgeted revenues and profits are not achieved, no bonuses were paid in 2001, which resulted in a reduction in G&A expenses compared to 2000.

- Communication expenses were US$ 89.2 million (5.9% of revenues) in 2001, compared to US$ 93.8 million (6.3% of revenues) in 2000. Management believes that the 2001 and 2000 levels of expenditure, combined with the amounts spent by licensees on marketing and the significant editorial coverage related to fashion shows and public relations, generate a level of public exposure for Gucci that will support long-term growth of revenues and profits.

- Selling expenses (mainly wholesale distribution and showroom expenses) declined modestly in 2001 owing to cost control.

Operating Profit

Gucci Division operating profit before goodwill amortization climbed to an historical high of US$ 461.7 million (30.5% margin) in 2001 from US$ 403.7 million (27.0% margin) in 2000, which constitutes an exceptional performance under the trying economic circumstances and which owed to the 320 basis point increase in the gross margin and the aforementioned control of costs.

Gucci Fashion and Accessories generated exceptional profitability in 2001 as the operating profit before goodwill amortization advanced to US$ 407.8 million (29.9% of revenues) from US$ 326.4 million (24.7% of revenues) in 2000. The outstanding results stemmed from the higher gross margin as well as operating leverage. At Gucci Timepieces, the operating profit before goodwill amortization was US$ 56.0 million, compared to US$ 78.1 million in 2000. Owing to the aforementioned decline in sales and the lower gross margin, Gucci Timepieces posted a decline in operating profitability (28.6% before goodwill amortization in 2001, compared to 36.1% in 2000).

Goodwill amortization at the Gucci Division was US$ 30.5 million in 2001, compared to US$ 14.5 million in 2000. At Gucci Fashion and Accessories, goodwill amortization rose to US$ 23.7 million in 2001 from US$ 8.7 million in 2000 principally as a result of the acquisition of the women's ready-to-wear production activity in late 2000 and the joint venture with FJ Benjamin. In 2002, Gucci Fashion and Accessories goodwill amortization is expected to decline as the goodwill associated with the women's ready-to-wear production (amortization of US$ 16.6 million in 2001) was almost completely amortized as of January 31, 2002. Goodwill amortization at Gucci Timepieces was US$ 6.8 million in 2001, compared to US$ 5.8 million in 2000.

After amortization of goodwill, Gucci Division operating profit was US$ 431.2 million (28.5% of revenues) in 2001, compared to US$ 389.2 million (26.0% of revenues) in 2000. At Gucci Fashion and Accessories, the operating profit advanced 20.9% to US$ 384.1 million (28.2% of revenues) in 2001 from US$ 317.7 million (24.1% margin) in 2000, while at Gucci Timepieces the operating profit stood at US$ 49.2 million (25.1% margin) in 2001 versus US$ 72.3 million (33.4% margin) in 2000.

Outlook

In the context of an uncertain political-economic environment, management is cautious concerning short-term business trends and developments in the luxury goods industry.

Notwithstanding this uncertainty, management believes that in 2002 the Gucci Division can generate revenues approximately equal those in 2001, Euro 1.7 billion.

Management also believes that the expected revenue levels, in combination with strict cost control, adept inventory management to maximize the level of full price sell-through and the foreign currency hedges in places, will allow the Gucci Division to continue to achieve an operating margin before goodwill amortization of approximately 30% in 2002.

Yves Saint Laurent

(In millions of US Dollars)

	2001		2000	
Revenues	**90.1**	**100.0%**	97.0	100.0%
Gross profit	**48.7**	**54.0%**	66.9	69.0%
Operating loss before goodwill and trademark amortization	**(68.0)**	**(75.5%)**	(15.6)	(16.1%)
Goodwill and trademark amortization	**19.9**	**22.1%**	18.8	19.4%
Operating loss	**(87.9)**	**(97.6%)**	(34.4)	(35.5%)

2001 was a year of tremendous progress for Yves Saint Laurent. First and foremost, Creative Director Tom Ford presented spring/summer and fall/winter collections that received strong critical acclaim from the press and trade, praise which helped spark consumer demand, particularly in the second half of 2001. Second, management gained further control of the brand, reducing the number of license contracts to 15 from 62, while simultaneously increasing the number of directly-operated stores to 43 from 27 and rolling out shops-in-shop in leading department and specialty stores in key US and European locations. Third, Yves Saint Laurent spent heavily on product development and communication, investments which expanded the breadth of the collections and increased brand visibility. Finally, Yves Saint Laurent further integrated into the Group structure, improving production, sourcing and systems, progress which also underpinned the company's ability to offer larger collections as well as improve delivery times.

Revenues

(In millions of US Dollars)

	2001		2000	
By Distribution Channel				
Directly Operated Stores	**42.2**	**46.8%**	31.5	32.5%
- *of which Rive Gauche*	**42.2**	**46.8%**	22.6	23.3%
- *of which other*	**0.0**	**0.0%**	8.9	9.2%
Wholesale Distribution	**28.7**	**31.9%**	32.6	33.6%
- *of which Rive Gauche*	**28.7**	**31.9%**	18.3	18.9%
- *of which other*	**0.0**	**0.0%**	14.3	14.7%
Royalties	**19.1**	**21.2%**	32.7	33.7%
Interdivisional	**0.1**	**0.1%**	0.2	0.2%
Total	**90.1**	**100.0%**	97.0	100.0%
By Product				
Ready-to-Wear	**53.5**	**59.4%**	54.5	56.2%
- *of which Rive Gauche*	**53.5**	**59.4%**	35.5	36.6%
- *of which other*	**0.0**	**0.0%**	19.0	19.6%
Leather goods	**7.5**	**8.3%**	3.2	3.3%
Shoes	**8.0**	**8.9%**	0.3	0.3%
Other accessories	**1.9**	**2.1%**	1.0	1.0%
Other	**0.0**	**0.0%**	5.1	5.3%
Royalties	**19.1**	**21.2%**	32.7	33.7%
Interdivisional	**0.1**	**0.1%**	0.2	0.2%
Total	**90.1**	**100.0%**	97.0	100.0%
By Region				
Europe	**47.6**	**52.8%**	52.5	54.1%
United States	**21.4**	**23.8%**	15.5	16.0%
Japan	**14.3**	**15.9%**	21.5	22.2%
Rest of Asia	**4.6**	**5.1%**	5.6	5.8%
Rest of World	**2.1**	**2.3%**	1.7	1.7%
Interdivisional	**0.1**	**0.1%**	0.2	0.2%
Total	**90.1**	**100.0%**	97.0	100.0%

Sales (excluding royalties) increased markedly in 2001 owing to the strong collections, the expanded distribution network and the improved structure. Retail sales advanced 34.0% to US$ 42.2 million. More significantly, *Rive Gauche* retail sales (which excluded sales of terminated lines, namely the diffusion *Variation line*) increased 86.7% in 2001. Demand for *Rive Gauche* was especially strong in the second half of 2001 as retail sales increased 116.7% in the third quarter and 182.6% in the fourth quarter. Wholesale sales were US$ 28.7 million in 2001, compared to US$ 32.6 million in 2000 (-12.0%). However, *Rive Gauche* wholesale sales advanced 56.8% in the year, with third and fourth quarter growth especially strong, 46.5% and 84.6%, respectively. The decline in royalty income to US$ 19.1 million in 2001 from US$ 32.7 million in 2000 resulted from management's decision to dramatically reduce the number of license contracts.

Overall sales of *Rive Gauche* ready-to-wear increased 50.7% to US$ 53.5 million in 2001, with growth in the second half having reached 47.2%. The substantial rise in accessory sales to US$ 17.4 million in 2001 from US$ 4.5 million in 2000 owed to excellent performance from both shoes and handbags, particularly in the latter half of 2001.

Profitability

The gross profit was US$ 48.7 million (54.0% of revenues) in 2001, compared to US$ 66.9 million (69.0% of revenues) in 2000. Lower royalty income resulted in the absolute and relative decline in gross profit in 2001, a development management had anticipated following its decision to terminate license contracts.

The operating loss before goodwill and trademark amortization, US$ 68.0 million in 2001 compared to US$ 15.6 million in 2000, was below management's expectation, US$ 75 million, and owed to the strong retail sales growth achieved in late 2001. Management had planned substantial losses in 2001 due to the decision to invest heavily in communication, product development and distribution, which it considers drivers for Yves Saint Laurent's future success. In 2001 communication expenses and design and development cost were US$ 29.0 million (32.2% of revenues) and US$ 24.3 million (27.0% of revenues), respectively.

Outlook

In the six week period ended March 16, 2002, *Rive Gauche* retail sales were up 218% compared to last year. Based on the strong consumer demand for the spring/summer 2002 collection (both ready-to-wear and accessories have registered considerable growth), increasing brand recognition, further development of the retail and wholesale distribution networks and the launch of new accessory lines (costume jewelry; watches; eyewear), management expects Yves Saint Laurent to achieve high double digit revenue growth in 2002.

In 2002, management aims to further reduce the number of license contracts and, accordingly, anticipates a further reduction in royalty income in the period. Based on secured locations for new stores, management expects to increase the number of Yves Saint Laurent directly-operated stores to between 50 and 55 by the end of 2002.

Management expects to maintain significant communication and product development budgets for Yves Saint Laurent in 2002 in an effort to rapidly grow revenues. However, notwithstanding the intention to invest significantly in communication and product development and the growth of the directly-operated store network, as well as the planned further reduction in licenses and related royalty income, Yves Saint Laurent expects to reduce its operating loss before goodwill and trademark amortization in 2002.

YSL Beauté

(In millions of US Dollars)

	2001		2000		1999[1]	
Revenues	**461.9**	**100.0%**	536.1	100.0%	577.5	100.0%
Gross profit	**343.3**	**74.3%**	394.1	73.5%	428.5	74.2%
Operating profit (loss) before goodwill and trademark amortization	**30.2**	**6.5%**	43.1	8.0%	32.3	5.6%
Goodwill and trademark amortization	**34.0**	**7.4%**	37.2	6.9%	38.7	6.7%
Operating profit (loss)	**(3.8)**	**(0.8%)**	5.9	1.1%	(6.4)	(1.1%)

1 YSL Beauté was acquired on January 1, 2000. Consequently, full year pro-forma 1999 figures are presented for comparative purposes only

Revenues

(In millions of US Dollars)

	2001		2000		1999[1]	
By Activity						
Yves Saint Laurent Fragrances	**198.9**	**43.1%**	244.7	45.6%	276.1	47.8%
Yves Saint Laurent Cosmetics	**130.5**	**28.2%**	133.3	24.9%	124.1	21.5%
Yves Saint Laurent Total	**329.4**	**71.3%**	378.0	70.5%	400.2	69.3%
Roger & Gallet						
and Licensed Brands	**130.7**	**28.3%**	157.3	29.3%	177.3	30.7%
Interdivisional	**1.8**	**0.4%**	0.8	0.2%	0.0	0.0%
Total Revenues	**461.9**	**100.0%**	536.1	100.0%	577.5	100.0%
By Region						
Europe	**291.2**	**63.1%**	317.1	59.2%	353.7	61.3%
United States	**68.0**	**14.7%**	90.3	16.8%	98.1	17.0%
Japan	**28.9**	**6.3%**	31.5	5.9%	27.9	4.8%
Rest of Asia	**11.4**	**2.4%**	17.0	3.2%	15.1	2.6%
Rest of World[2]	**60.6**	**13.1%**	79.4	14.8%	82.7	14.3%
Interdivisional	**1.8**	**0.4%**	0.8	0.1%	0.0	0.0%
Total Revenues	**461.9**	**100.0%**	536.1	100.0%	577.5	100.0%

1 YSL Beauté was acquired on January 1, 2000. Consequently, full year pro-forma 1999 figures are presented for comparative purposes only

2 Includes non-US North America, exports and duty-free to Latin America, Africa, Middle East (where no distribution subsidiaries exist)

YSL Beauté revenues declined 13.8% - or 9.4% on a constant currency basis - to US$ 461.9 million in 2001 from US$ 536.1 million in 2000.

The fall in sales owed to several factors. First, economic recession in the United States led department and specialty stores to reduce inventory, and therefore orders, to the prestige fragrance and cosmetics industry. Second, the events of September 11 further weakened consumer demand in the US and dramatically reduced tourism, which further lowered sales in the US and sales in the travel and duty-free channels, particularly in Asia and the Middle East. Third, YSL Beauté eliminated image-damaging and unprofitable promotional activity: promotional and "gift-with-purchase" sales fell by approximately 30% in 2001. Finally, management continued to reduce points of sale in order to enhance the quality of distribution and create the platform of future revenue growth, particularly at Yves Saint Laurent: total points-of-sale numbered approximately 16,800 in January 2002, compared to approximately 22,200 in January 2001.

Sales in Europe declined 1.6% on a constant currency basis to US$ 291.2 million, as a result of difficult trading conditions and notwithstanding good performance from Roger & Gallet and Yves Saint Laurent make-up. Sales in the United States declined 25.2% on a constant currency basis to US$ 68.0 million owing to reduced inventory at retail and the radical reduction in points of sales for Yves Saint Laurent (doors in the United States numbered fewer than 1,800 at the end of 2001, compared to more than 5,500 at the beginning of the year). Sales in Japan declined 5.7% on a constant currency basis to US$ 28.9 million, also affected by the policy to close doors to enhance the quality of distribution. Sales in non-Japan Asia declined 21.2% on a constant currency basis to US$ 11.4 million, principally owing to lower travel and duty-free sales. Sales in the rest of the world - which includes duty-free and export sales to the Americas and the Middle East - declined 20.2% on a constant currency basis to US$ 60.6 million, also primarily as a result of lower travel and duty-free sales.

Yves Saint Laurent

Yves Saint Laurent sales declined 12.9% - or 7.7% on a constant currency basis - to US$ 329.4 million in 2001 from US$ 378.0 million in 2000.

- *Women's fragrances*: Notwithstanding the launch of *Nu* in October 2001, sales of Yves Saint Laurent women's fragrance declined in 2001. The reasons for this included, first, the difficult trading environment in the US and in the travel and duty-free channels; second, management's decision to eliminate inappropriate points of sale in the US, which particularly affected *Opium* and *Paris* sales levels; and third, the decision to reduce communication spend for secondary lines in favor of the core perfumes.

- *Men's fragrances*: Sales of men's fragrances declined in 2001 owing to the difficult trading conditions and management's decision to reduce communication spend for *Body Kouros* in favor of *Kouros*, the principal Yves Saint Laurent men's fragrance.

- *Cosmetics*: Led by the success of the new line, *Ligne Intense*, make-up sales advanced 8.9% on a constant currency basis. Skincare turnover increased 0.5% on a constant currency basis supported by the launch of several new body and face care products.

Other Brands

In 2001, Roger & Gallet reported sales of US$ 35.6 million, down 3.3% from last year's sales, but up 2.1% on a constant currency basis. The toiletries group benefited from good demand for *Gardner's* bath and gel and the launch of a new men's fragrance, *L'Homme Essentiel.*

Sales from fragrances manufactured and distributed under license (Oscar de la Renta; Van Cleef & Arpels; Fendi) decreased approximately 17% on a constant currency basis. Oscar de la Renta, distributed principally in the Americas, bore the impact of the difficult trading conditions in the United States. Van Cleef & Arpels, which successfully launched a new men's fragrance, *Zanzibar*, also suffered from the curtailed distribution in the United States and the poor demand in export markets. Fendi sales increased following the launch of *Theorema Uomo*.

Profitability

Gross profit reached US$ 343.3 million (74.3% of revenues) in 2001, compared to US$ 394.1 million (73.5% of revenues) in 2000. The increase in the margin was due to gross margin strength at Yves Saint Laurent and Van Cleef & Arpels, which itself owed to a change in the product mix towards fragrances (a higher margin category compared to cosmetics), as well as to Euro weakness.

Aggressive cost control, particularly following September 11 and the benefits of the restructuring initiatives undertaken in 2000 allowed YSL Beauté to cut operating expenses by 10.8% to US$ 313.1 million in 2001 from US$ 351.0 million in 2000. However, the sharp decline in sales resulted in a relative increase in operating expenses to 67.8% of revenues in 2001 from 65.5% of revenues in 2000.

Communication expenses, while reduced in response to lower sales (US$ 101.3 million in 2001, compared to US$ 113.8 million in 2000), increased as a proportion of sales (21.9% in 2001 from 21.2% in 2000). Notably, management increased communication at Yves Saint Laurent to 24.1% of sales in 2001 from 22.6% of sales in 2000, as a result of significantly increased spend for *Paris* and *Kouros,* maintained investment for *Opium* and communication associated with the launch of *Nu*.

Thanks to the reduction in points of sales, particularly in the US market, and cost control, selling expenses declined to US$ 105.8 million (22.9% of revenues) in 2001 from US$

115.1 million (21.5% of revenues) in 2000. Aggressive cost reduction, in combination with the restructuring initiatives taken in 2000, led to a 23.8% decline in general and administrative expenses to US$ 55.3 million (12.0% of revenues) in 2001 from US$ 72.6 million (13.5% of revenues) in 2000.

In measuring the performance of its fragrance and cosmetics business, management analyzes the division's marketing profit, which it defines as gross profit minus communication expenses. Lower sales led to a decline in the business' marketing profit to US$ 242.0 million in 2001 from US$ 280.3 million in 2000. However as a result of a strengthening gross margin and the modest reduction in communication spend, YSL Beauté maintained its marketing margin, 52.4% in 2001 compared to 52.3% in 2000.

YSL Beauté's operating profit before goodwill and trademark amortization was US$ 30.2 million (6.5% margin) in 2001, compared to US$ 43.1 million (an 8.0% margin) in 2000. Although the 6.5% margin was a decline on the year 2000 level of profitability and below the company's initial expectations, management considers the performance to be positive in light of the exceptionally difficult trading environment and the significant reduction in points of sales in 2001. Moreover, management notes that the combined operating margin before goodwill and trademark amortization and central expenses of the core brands (Yves Saint Laurent, Roger & Gallet and Oscar de la Renta) exceeded 10% in 2001, as it did in 2000.

Goodwill and trademark amortization amounted to US$ 34.0 million in 2001, compared to US$ 37.2 million in 2000. After goodwill and trademark amortization, YSL Beauté generated an operating loss of US$ 3.8 million in 2001, compared to a US$ 5.9 million operating profit in 2000.

Outlook

Encouraged by the excellent consumer reaction to the revitalized Yves Saint Laurent brand and cleaner distribution, management expects YSL Beauté in 2002 to generate high-single digit revenue growth. Moreover, management expects the business to achieve an operating margin before goodwill and trademark amortization of approximately 7%, notwithstanding the costs associated with the launch of an Oscar de la Renta women's perfume, a Van Cleef & Arpels women's perfume and a Yves Saint Laurent men's fragrance in 2002, as well as the development of perfumes for Stella McCartney, Alexander McQueen and Ermenegildo Zegna to be launched in 2003.

Other Operations

(In millions of US Dollars)

	2001		2000	
Revenues	**226.8**	**100.0%**	135.7	100.0%
Gross profit	**114.6**	**50.5%**	80.2	59.1%
Operating profit (loss) before goodwill and trademark amortization	**(37.4)**	**(16.5%)**	13.3	9.8%
Goodwill and trademark amortization	**31.6**	**13.9%**	12.7	9.4%
Operating profit (loss)	**(69.0)**	**(30.4%)**	0.6	0.4%

In 2001, the Group's Other Operations included Sergio Rossi, Boucheron, Bédat & Co., Bottega Veneta, Luxury Timepieces Design ("LTD"), Emerging Brands (Stella McCartney, Alexander McQueen and Balenciaga) and certain Industrial Operations. In 2000, the Group's Other Operations included Sergio Rossi, Boucheron and Bédat & Co. Collectively, the businesses included under Other Operations generated revenues of US$ 226.8 million in 2001 and US$ 135.7 million in 2000.

In 2001, Other Operations collectively generated an operating loss before goodwill and trademark amortization of US$ 37.4 million, principally as a result of losses at Boucheron, Bottega Veneta and the Emerging Brands. The operating loss after goodwill and trademark amortization was US$ 69.0 million in 2001.

In 2000, Other Operations posted an operating profit before goodwill and trademark amortization of US$ 13.3 million, thanks principally to profitability at Sergio Rossi. The operating profit after goodwill and trademark amortization was US$ 0.6 million in 2000.

Sergio Rossi

Sergio Rossi produced solid financial results in 2001. Notwithstanding the difficult economic environment which led many retailers to curtail orders for luxury items, including footwear, Sergio Rossi achieved nominal revenue growth and maintained solid profitability. In 2001, women's shoes represented 90.3% of revenues, men's shoes and accessories the remaining portion of turnover. Retail and wholesale were 35.4% and 64.6%, respectively, of 2001 revenues. Directly-operated stores numbered 31 as of January 31, 2002, compared to 23 as of January 31, 2001. In 2001, Sergio Rossi continued to lay the foundation for its future growth. Important accomplishments included the introduction of a new store concept in Milan, the repurchase of the UK franchise and the construction of a new state-of-the-art production facility to open in fall 2002.

Boucheron

In 2001, Boucheron undertook numerous initiatives to ensure its rapid revenue growth in the coming years. Among these, the company put in place a management team, including the chief executive officer, the director of retail operations and the new creative director, *with extensive experience in the prestige* jewelry and watch business. In addition, Boucheron began to develop new jewelry and watch lines, including items in the accessibly-priced segments of the market, to launch in 2002. Boucheron has developed a new store format, which it will roll out in 2002 in flagship locations including New York, London, Paris, Milan and Tokyo. Finally, Boucheron benefited extensively from the Group's infrastructure, having adopted Gucci's retail system to its DOS network, begun shipping products through the Company's warehouses and integrated perfume distribution into the YSL Beauté structure in certain markets.

Bottega Veneta

In 2001, Bottega Veneta accomplished a great deal to position itself as a leading prestige leather goods house in the luxury goods industry. New management, including a creative director, joined the company in mid 2001. In a period of less than two months the new team developed and launched fall/winter 2002 lines, reflecting Bottega Veneta's heritage as an exclusive leather goods house. Management also refurbished many of the company's directly-operated stores with an interim store design, while having developed an entirely new store concept and having secured locations for flagships in Milan, London and Paris.

Bédat & Co.

In 2001, Bédat & Co. enhanced distribution with the roll-out of doors in Italy and Japan. In 2002, the brand plans to extend distribution to France, Germany, Switzerland and Spain and develop production and distribution synergies with Luxury Timepieces International and Luxury Timepieces Manufacturing.

Emerging Brands

Stella McCartney, Alexander McQueen and Nicolas Ghesquière for Balenciaga each presented strong spring/summer 2002 collections at Paris fashion shows in October 2001. In the latter half of 2001, each house also put in place highly qualified management teams and began *to use Group production, distribution and logistical resources to build its business. Store loca*tions have been secured for the brands in key cities – Alexander McQueen in Tokyo, New York and Milan; Stella McCartney in New York; while Balenciaga has begun renovation of its historic

Paris flagship. Other major locations are under negotiation. Critical acclaim for the fall/winter 2002 collections has led to strong orders from important luxury department and specialty stores, which leads management to expect robust revenue growth for each designer brand in 2002.

Industrial Operations

In order to deepen the Company's industrial expertise and improve the breadth and quality of certain product categories, the Group acquired a controlling interest in number of small industrial activities in 2001. These included an Italian men's shoe producer, Calzaturificio Regain, a precious leather tannery, Caravel Pelli Pregiate, and an Italian women's shoe producer, Paoletti.

Outlook

The Group expects 2002 to be a year of development and revenue growth for each of its new brands. However, the costs associated with product development, communication, development of retail and wholesale networks and basic logistics and administrative infrastructures are expected to result in losses for most of these operations. Management believes that the initiatives implemented in 2002 will lay the foundation for each of the divisions to become profitable in the medium and long-term.

Other Items

Goodwill and Trademark Amortization

Goodwill and trademark amortization was US$ 116.0 million, or US$ 93.1 million net of deferred tax, in 2001, compared to US$ 83.2 million, or US$ 62.9 million net of deferred tax, in 2000. The increase owed principally to the purchase in November 2000 of certain assets from Zamasport, Gucci's former women's ready-to-wear licensee, acquisitions and partnerships (Bédat & Co.; Bottega Veneta; Di Modolo; Stella McCartney; Alexander McQueen; Balenciaga), the repurchase of certain franchise operations and the acquisition of certain industrial activities. Due to the almost complete amortization of the Zamasport goodwill in 2001 and barring any substantial acquisition, management expects goodwill and trademark amortization to be lower in 2002 compared to 2001.

Net Financial Income

Net financial income was US$ 78.5 million in 2001, compared to US$ 147.0 million in 2000. The decline in net interest income owed principally to: a) the steep fall in short-term US interest rates in 2001 which dramatically lowered the yield on the short duration, US Dollar-denominated fixed income securities in which the Group invested its cash; and b) the reduction of the average balance of net cash, which derived from cash outflows for acquisitions and the special US$ 7.00 dividend paid in December 2001 following the settlement of the dispute among the Company, PPR and LVMH. The yield derived from the cash under management was 4.4% in 2001, compared to 6.9% in 2000.

Restructuring Costs

Net restructuring costs in 2001 were *negative* US$ 0.7 million, reflecting the reversal of certain prior period provisions for restructuring, which offset insignificant restructuring costs at the Group's newly acquired subsidiaries. Restructuring costs in 2000, mainly severance payments at the Yves Saint Laurent companies, were US$ 88.7 million, or US$ 57.7 million net of tax.

Taxes

The Group's effective tax rate was 16.0% in 2001 and included the following salient components: a) a 23.6% effective tax rate on Group operating profit before goodwill and trademark amortization; b) a negative US$ 8.7 million effective tax on net financial income, which the Group achieved through a low tax rate (4%) on most interest income and full tax deductibility on interest expense; and c) US$ 22.9 million of non-cash deferred tax credits on trademark amortization.

Net Income and Net Income per Share

Minority interests, related primarily to third party interests in Sergio Rossi, Bottega Veneta, the Emerging Brands and certain Gucci retail subsidiaries were *positive* US$ 3.0 million in 2001, as a result of losses at certain recently acquired companies. In 2000 minority interests were US$ 3.9 million (negative).

Group net income after minority interests was US$ 278.4 million in 2001, compared to US$ 336.7 million in 2000.

2000 vs. 1999

Gucci Division

Revenues

Gucci Division revenues increased 25.9% in 2000 to US$ 1,494.5 million from US$ 1,187.0 million in 1999. Gucci's outstanding and well-balanced growth across regions in 2000 was indicative of the division's continued success in building a worldwide, local customer business: in 2000 revenues advanced +32.4% in Europe; +16.9% in the United States; +33.1% in Japan; and +22.6% in non-Japan Asia.

Gucci Fashion and Accessories Revenues

Gucci Fashion and Accessories revenues were US$ 1,320.1 million in 2000, up 30.6% from US$ 1,010.5 million in 1999. Reflecting the strength of the collections and the directly-operated store network, retail sales grew 32.1% in 2000 (26.5% on a constant currency basis). Mainland US retail turnover advanced 22.3%, led by strong performance from refurbished and/or expanded stores, including those in New York, Houston and Chicago. In Europe, retail sales increased in all countries and were exceptional in the three largest markets, Italy, France and the UK, which grew 36%, 57% and 22%, respectively. Gucci achieved similar success in Asia as retail sales in Japan and Hong Kong advanced 38% and 23%, respectively. In 2000, retail turnover represented 68.8% of division revenues (compared to 65.6% in 1999). Excluding Gucci Timepieces' wholesale distribution, retail accounted for 79.3% of division revenues in 2000, a level management aims to maintain or increase in the future.

Gucci finished 2000 with 143 directly-operated stores ("DOS"), compared to 131 at the end of 1999. In 2000 the company opened 6 stores (1 in Toronto, Canada; 1 in Dusseldorf, Germany; 3 in Japan; 1 in non-Japan Asia); converted 12 stores from franchisees into DOS; and closed 6 small boutiques. Selling square footage in directly-operated stores amounted to 370,395 on January 31, 2001, compared to 311,291 on January 31, 2000. As a result of excellent retail revenues, and notwithstanding the increase in square footage, especially in the latter half of 2000, sales per square foot rose to US$ 3,027 in 2000 from US$ 2,551 in 1999.

Wholesale turnover - sales to department and specialty stores, duty-free retailers and franchisees - increased 25.4% to US$ 225.6 million in 2000, advancing in all channels (particularly US department stores and Italian specialty stores), despite the decrease in franchise stores and duty-free points-of-sale in 2000. Franchise boutiques fell by 10 to 43 in 2000, as Gucci assumed control of ten stores in Singapore, Australia and Malaysia (through a 65%-35% joint venture with FJ Benjamin); converted two Japanese franchise stores into DOS; closed the Toronto franchise boutique; and opened franchises in Moscow, Athens and Dubai. Points-of-sale in duty-free fell by 16 doors to 38 as management maintained strong control over this distribution channel.

Royalty income advanced 37.6% to US$ 40.2 million in 2000 principally due to outstanding Gucci-brand eyewear sales and despite the repurchase of the women's ready-to-wear licensee on November 1, 2000.

Gucci's competitive position in leather goods showed exceptional improvement as sales advanced 39.5% to US$ 683.7 million in 2000. The brand's strength in this strategically and economically important sector was evident in both seasonal trends (spring/summer turnover advanced 43.4%; fall/winter sales grew 36.4%) and category performance (sales of handbags, luggage and small leather goods grew 35%, 76% and 43%, respectively). Collections with wide consumer appeal, greater square footage for the category and an ever increasing presence and reputation in fashion drove ready-to-wear sales growth up 28.3% to US$ 222.8 million in 2000. Indicative of Gucci's strength across client segments, both men's and women's ready-to-wear turnover growth exceeded 20% last year.

In 2000, jewelry sales advanced 63.7% to US$ 64.0 million, reflecting Gucci's reinforced position in the accessibly priced, contemporary design jewelry niche. Wholesale doors, through which Gucci began distributing jewelry last year, are limited to the most exclusive points of sale. These numbered 42, mainly in Italy, on July 31, 2000, and 224 on January 31, 2001.

Gucci Timepieces Revenues

Gucci Timepieces revenues were US$ 216.1 million in 2000, compared to US$ 212.6 million in 1999. Excluding sales to the Gucci Fashion and Accessories segment, Gucci Timepieces turnover declined 0.8% to US$ 198.0 million in 2000 from US$ 199.5 million in 1999, due primarily to the weakening of the Swiss Franc-US Dollar exchange rate. On a constant currency basis sales to third parties advanced 4.7%. In November 2000, Gucci Timepieces assumed direct control of watch wholesale distribution in the strategically and economically important Japanese market. This move, accompanied by reduced sell-in to

Japan, and efforts to lower the number of points-of-sale globally for watches and shift the product mix further up-market in part accounted for the relatively constant revenue level in 2000. This revenue level was obtained notwithstanding the 7.1% decline in watch unit turnover to approximately 770,000 in 2000 from 829,000 in 1999. This reflects management's increasing the average price point of Gucci watches and simultaneously deliberately reducing the number of doors through which they are sold.

Gross Profit

The Gucci Division gross margin increased to 68.8% in 2000 from 67.3% in 1999. At Gucci Fashion and Accessories, the gross margin expansion to 67.9% in 2000 from an already robust 66.1% in 1999 owed to high levels of full price sell-through (for both the spring/summer and fall/winter collections), a growing proportion of retail in the revenue mix and advantageous product mix (exceptional leather goods sales growth). Stability in the relationship between selling prices and cost of goods sold, combined with efficiency in watch assembling, permitted Gucci Timepieces to maintain an elevated 71.1% gross margin in 2000.

Selling, General & Administrative Expenses

Store expenses declined to 29.6% of retail turnover in 2000 from 30.9% in 1999, as a result of outstanding retail sales growth and cost control, which translated into operating leverage particularly in relation to personnel cost, rent and depreciation.

General and administrative expenses declined nominally as a proportion of revenues (12.2% in 2000; 12.3% in 1999) as a result of controlled increases in personnel and administrative costs and despite a marked increase in design and sample expenses related to product development.

Notwithstanding a 9.2% increase to US$ 93.8 million, communication expenses fell to 6.3% of revenues in 2000 from 7.2% in 1999 as Gucci's turnover exceeded management's forecast.

Selling expenses (mainly wholesale distribution and showroom expenses) and shipping and handling costs increased with sales in 2000, remaining approximately constant as a proportion of revenues.

Operating Profit

Gucci Division operating profit before goodwill amortization increased 39.2% to US$ 403.7 million (27.0% margin) in 2000 from US$ 290.0 million (24.4% margin) in 1999, an exceptional performance attributable to both the 150 basis point increase in the gross margin and the 110 basis point decline in operating expenses as a proportion of revenues.

The earnings performance at Gucci Fashion and Accessories was exceptional in 2000 as the operating profit before goodwill amortization advanced 49.8% to US$ 326.4 million in 2000, reaching 24.7% of revenues, compared to 21.6% of revenues in 1999. The outstanding results stemmed from the higher gross margin as well as the aforementioned operating leverage and specifically the decline in store costs as a proportion of retail sales.

At Gucci Timepieces, the operating profit before goodwill amortization was US$ 78.1 million in 2000 and US$ 75.6 million in 1999. Margin stability, 36.1% in 2000 against 35.5% in 1999, owed to both the aforementioned robust gross margin and constant selling, general and administrative expenses as a proportion of revenues.

Goodwill amortization at the Gucci Division advanced to US$ 14.5 million in 2000 from US$ 6.8 million in 1999. At Gucci Fashion and Accessories, goodwill amortization rose to US$ 8.7 million in 2000 from US$ 1.0 million in 1999 principally as a result of the acquisition of certain ready-to-wear assets from Zamasport and the joint venture with FJ Benjamin. Goodwill amortization at Gucci Timepieces was US$ 5.8 million in both 2000 and 1999.

After amortization of goodwill, Gucci Division operating profit was US$ 389.2 million in 2000 (26.0% of revenues), compared to US$ 283.2 million in 1999 (23.9% of revenues). At Gucci Fashion and Accessories, operating profit advanced 46.5% to US$ 317.7 million (24.1% margin) in 2000 from US$ 216.9 million (21.5% margin) in 1999, while at Gucci Timepieces the operating profit stood at US$ 72.3 million (33.4% margin) in 2000 against US$ 69.8 million (32.8% margin) in 1999.

Yves Saint Laurent

Revenues

Yves Saint Laurent 2000 revenues, US$ 97.0 million, included US$ 31.5 million in retail sales, US$ 32.6 million in wholesale turnover and US$ 32.7 million in royalties. The business generated revenues of US$ 52.5 million in Europe, US$ 15.5 million in North America, US$ 21.5 million in Japan, and US$ 5.6 million in non-Japan Asia in 2000.

Profitability

Yves Saint Laurent's gross profit in 2000, US$ 66.9 million or 69.0% of revenues, was inflated by the level of the royalties in the revenue mix. The operating loss before goodwill and trademark amortization was US$ 15.6 million in 2000. Operating losses increased during the year (US$ 2.1 million in the first half; US$ 13.5 million in the second half) as a result of the continuing reduction of inappropriate licences and product lines together with increased investment in product development and communication. While communication expenses were insignificant in the first half (US$ 3.2 million), they rose to US$ 8.8 million in the latter half of the year in support of the fall/winter collection, the first to be designed by Tom Ford. Similarly, design and product development costs rose from US$ 8.1 million in the first half to US$ 9.6 million in second half 2000 as the company invested in new product lines.

Restructuring

Management undertook significant restructuring efforts in 2000. Most important, the number of license contracts was reduced by more than one hundred from 167 to 62. In addition, headcount was reduced by 472 to 913 at January 31, 2001, and the number of ready-to-wear production facilities consolidated from three to one.

YSL Beauté

Revenues

YSL Beauté revenues declined 7.2% to US$ 536.1 million in 2000 from US$ 577.5 million in 1999, but were flat year-on-year on a constant currency basis (YSL Beauté's contribution to the Gucci Group's revenues in 1999 was US$ 31.7 million and reflected its one month consolidation in the Company's accounts in January 2000). In order to protect the long-term value of Yves Saint Laurent brand fragrances and cosmetics, management dramatically reduced parallel and grey market trade (which had been encouraged by the company's previous owners) by terminating certain wholesale customers, a policy which led to the loss of approximately US$ 23 million in 2000.

In Europe, while sales declined on a US Dollar-denominated basis, growth was 1% on constant structure and in Euros. This result was achieved principally through sales increases from Yves Saint Laurent brand product in France and strong revenue growth from Roger & Gallet which compensated for revenue declines for certain licensed brands. The 7.9% decline in US sales was principally due to the aforementioned reduction of grey and parallel market trade. Revenues in Japan and other Asia advanced particularly due to strong sales performance from Yves Saint Laurent brand make-up and skincare.

Yves Saint Laurent

In 2000 Yves Saint Laurent brand sales were US$ 378.0 million compared to US$ 400.2 million in 1999. On a constant currency basis, and notwithstanding the termination of roughly US$ 23 million in sales to inappropriate wholesalers, Yves Saint Laurent turnover advanced 1.8%.

- *Opium*: Excluding the impact of terminated parallel market sales, revenues advanced modestly on a constant currency basis in 2000. Management re-launched *Opium* through a powerful advertising campaign in second half 2000, and as a result, sales growth accelerated late last year. In France, the advertising campaign and good sell-through combined to drive the sales increase. In the United States the re-launch and improved distribution prompted single digit growth in department stores.

- *Paris*: Excluding the impact of terminated parallel market sales, revenues advanced marginally on a constant currency basis in 2000. In France, sales declined modestly in 2000, but trends improved in the second half on good sell-through. *Paris* sales increased in Europe (ex-France), while in the United States local currency growth reached high single digits.

- *Men's fragrances*: The two most important men's lines are *Kouros* and *Body Kouros*. On a constant currency basis sales increased approximately 16% last year following the launch of *Body Kouros*, which was introduced in spring 2000 and was particularly successful in Europe.

- *Cosmetics*: Make-up performance was outstanding, advancing 16% on a constant currency basis and was driven by strong demand for basic references (*Touche Eclat; Teint Singulier*) as well as new products (*Lipstick Rouge Pur;* Mascara Volume; Eye Concealer; repackaged *Teint* sur *Mesure*). Mascara, in particular, posted excellent growth in 2000. Skincare constant currency growth reached 12%, driven by particularly good performance in Japan. Last year's best sellers included the tonic *Self Mousse Clarte* and cream *Temps Majeur.*

Other Brands

In 2000, turnover at toiletries group Roger & Gallet advanced 3.2% to US$ 36.8 million (+14% in constant currency) driven by strong demand for new products, including the *Thé*

Vert cologne and soap line, *Doux Nature* moisturizing lotions and the *Petit Doux Nature* children's fragrance.

Turnover from fragrances manufactured and distributed under license (Oscar de la Renta; Van Cleef & Arpels; Fendi) decreased approximately 11% on a constant currency basis. Revenues from Oscar de la Renta declined at a mid-single digit pace as a result of weaker perfume demand in the United States and lower sales of *So*, while sales of Van Cleef & Arpels decreased in constant currency as a result of tighter distribution, as well as the comparison effect deriving from the 1999 launch of *Birmane*.

Profitability

YSL Beauté gross profit reached US$ 394.1 million (73.5% of revenues) in 2000, compared to US$ 428.5 million (74.2% of revenues) in 1999 (YSL Beauté's contribution to the Gucci Group's gross profit in 1999 was US$ 22.2 million and reflected its one month consolidation in the Company's accounts in January 2000). The proportional decline in the gross margin owed mainly to the increase in Yves Saint Laurent cosmetics which have lower gross margins than fragrances.

As a consequence of cost control, YSL Beauté operating expenses declined to 65.5% of revenues in 2000 from 68.6% or revenues in 1999. A key component of operating costs, communication expenses amounted to US$ 113.8 million (21.2% of revenues) in 2000, against US$ 135.4 million (23.4% of revenues) in 1999. The decrease owed primarily to a reduction in non-media advertising spend and management's decision to concentrate communication on key lines. At Yves Saint Laurent communication spend declined to 22% of revenues in 2000 from 25% in 1999. While management decreased communication on the smaller men's fragrances, marketing expenses for *Opium* and make-up increased in 2000.

Despite the absolute decline in YSL Beauté's marketing profit to US$ 280.3 million in 2000 from US$ 292.8 million in 1999 as a result of lower sales and a lower gross margin, the division's marketing margin advanced to 52.3% in 2000 from 50.7% in 1999 owing to the aforementioned reduction in communication expenses.

YSL Beauté reached management's stated objective, an 8.0% operating margin before goodwill and trademark amortization, an excellent achievement in light of the fact that during the period 1995-1999 YSL Beauté never achieved an operating margin exceeding 5.6%. Margin improvement owed to cost control, restructuring and synergy with other divisions in several regions (operating expenses excluding communication declined to 44.3% of revenues in 2000 from 45.2% of revenues in 1999) as well as strong performance from the core brands. Yves Saint Laurent, Roger & Gallet and Oscar de la Renta collectively represented 87% of division revenues in 2000 and together posted an 11.0% operating margin before goodwill and trademark amortization and central expenses last year. The company-owned brands, Yves Saint Laurent and Roger & Gallet, achieved operating margins before goodwill and trademark amortization and central expenses of 11.0% and 20.6%, respectively, in 2000 (YSL Beauté's contribution to the Gucci Group's operating profit before goodwill and trademark amortization in 1999 was negative US$ 3.5 million and reflected its one month consolidation in the Company's accounts in January 2000).

For YSL Beauté in 2000, goodwill and trademark amortization amounted to US$ 37.2 million and operating profit after these expenses was US$ 5.9 million. Had Gucci Group consolidated YSL Beauté for 12 months in 1999, management calculates that goodwill and trademark amortization would have been US$ 38.7 million and that the segment's operating loss after these expenses would have been US$ 6.4 million (YSL Beauté's contribution to the Gucci Group's operating profit after goodwill and trademark amortization in 1999 was negative US$ 5.1 million and reflected its one month consolidation in the Company's accounts in January 2000).

Restructuring

In 2000 YSL Beauté reported US$ 29.6 million in restructuring expenses for important reductions in staff (382 individuals mainly in France, the United States and Italy).

Other Operations

The Group's Other Operations in 2000 included Sergio Rossi, Boucheron and Bédat & Co. Collectively these businesses generated US$ 135.7 million in revenues, US$ 13.3 million in operating profit before goodwill and trademark amortization and US$ 0.6 million in operating profit. The Group's Other Operations in 1999 included Sergio Rossi, which generated US$ 9.9 million in revenues, US$ 0.1 million in operating loss before goodwill and trademark amortization and US$ 0.5 million in operating loss in the period in which it was consolidated (starting November 20, 1999).

Sergio Rossi

Management considers Sergio Rossi's performance in 2000 commendable in light of the 19.8% growth in retail sales and the termination of substantial contract production. In 2000, Sergio Rossi also improved its structure by assuming direct control of its Japanese distribution (through which it acquired seven new stores), developing a handbag line in cooperation with Gucci and securing three new DOS to be opened in early 2001.

Sergio Rossi 2000 revenues, US$ 69.5 million, included US$ 20.0 million in retail sales and US$ 48.5 million in wholesale turnover. The business generated revenues of US$ 46.3 million in Europe, US$ 13.6 million in North America, US$ 2.8 million in Japan and US$ 3.3 million in non-Japan Asia in 2000.

Profitability improved markedly in 2000. The gross margin advanced to 46.3% in 2000 from 39.5% in 1999 thanks to high levels of full price sell-through, strong sales of high price point product, excellent retail performance and the termination of the contract business. Operating profit before goodwill and trademark amortization advanced to 12.0% of revenues in 2000 from 8.0% in 1999 on the back of the strong gross margin and notwithstanding additional costs assumed from the Japanese business acquired in July 2000.

Boucheron

In the seven-month period from July 2000 to January 2001, Boucheron generated US$ 65.6 million in revenues, including US$ 40.4 million from fragrance and cosmetics sales and US$ 25.2 million from its jewelry and watch business.

Boucheron brand fragrance sales increased 22% on a constant currency basis in full year 2000 thanks to the continued growth from key lines (*Boucheron, Jaipur*) and the successful launch of *Initial* in France and the United States. Jewelry and timepiece sales advanced on a Euro-denominated basis at the company's flagship Place Vendôme store last year. The operating profit before goodwill and trademark amortization reached US$ 5.0 million (7.6% of revenue) in the July 2000-January 2001 period owing to good earnings from jewelry and watches, excellent reception for *Initial* and the normal seasonality of the fragrance business for which the second half of the year is more profitable than the first half.

Other Items

Goodwill and Trademark Amortization

Goodwill and trademark amortization amounted to US$ 83.2 million, or US$ 62.9 million net of deferred tax, in 2000, compared to US$ 9.5 million, or US$ 8.7 million, net of deferred tax, in 1999.

Net Financial Income

Net financial income was US$ 147.0 million in 2000, compared to US$ 134.0 million in 1999. The financial instruments that comprise the overwhelming proportion of the Company's liquid assets yielded a weighted average interest of 6.9% in 2000, compared to 5.3% in 1999.

Restructuring Costs

Restructuring costs in 2000, mainly severance payments at the Yves Saint Laurent companies, were US$ 88.7 million, or US$ 57.7 million net of tax.

Taxes

The Group's effective tax rate was 11.6% in 2000 and included the following salient components: a) a 24.9% effective tax rate on Group operating profit before goodwill and trademark amortization; b) a negative US$ 5.5 million effective tax on net financial income, which the Group achieved through a low tax rate (4%) on most interest income and full tax deductibility on interest expense; c) US$ 20.3 million of non-cash deferred tax credits on trademark amortization; and d) US$ 31.0 million in tax benefits on US$ 88.7 million in pre-tax restructuring charges.

Net Income

Minority interests, related primarily to Gucci Division's retail subsidiaries in Taiwan and Italy and third party interests in Sergio Rossi, were US$ 3.9 million in 2000, compared to US$ 1.6 million in 1999. Net income was US$ 336.7 million in 2000, compared to US$ 330.3 million in 1999.

Liquidity and Capital Resources

Management believes that the Group's financial condition, available credit lines as at January 31, 2002 and expected future cash flows provide sufficient liquidity and capital resources to support the ongoing working capital and capital expenditure needs for all the Group's companies and subsidiaries and to finance potential further acquisitions in the luxury goods sector.

The Group's net income for the years 2001 and 2000 was US$ 278.4 million and US$ 336.7 million, respectively. Management expects the Company to maintain healthy levels of profitability in the future, but net income levels can be expected to fluctuate principally as a result of business trends, changes in interest rates and the Company's cash and debt position, as well as potential acquisitions or disposals.

The Group's funds from operations (as defined as net income plus depreciation and amortization and plus the net loss or minus the net gain on sale and write-down of non-current assets) were US$ 476.8 million in 2001 versus US$ 486.7 million in 2000. Management anticipates modest increases in depreciation owing to the significant investments in fixed assets undertaken in 2001 and expected for 2002. The level of amortization is expected to moderate in the future given the forecast decline in goodwill amortization and barring substantial acquisitions.

The Group's operating cash flow was US$ 203.9 million in 2001, compared to US$ 495.5 million in 2000. The decrease in operating cash flow owed primarily to an increase in operating working capital and changes in other current assets and liabilities. The salient points underlying the changes in working capital were the following:

- *Inventories*: Net inventories increased US$ 71.6 million in 2001, principally as a result of the consolidation of new companies and modestly higher inventory at Gucci Division, related to the opening of new stores, higher stocks of watches and the build-up of merchandise to ship to stores and wholesale accounts. Management believes that inventory levels at each of its businesses as at January 31, 2002 properly reflected expected short-term business developments and does not foresee significant increases in inventories in 2002.

- *Trade receivables*: Trade receivables increased US$ 21.6 million in 2001, principally as a result of higher trade receivable levels at the Gucci Division, which was due to robust wholesale sales in January 2002. Management believes the level of trade receivables as at January 31, 2002 appropriately reflected the Company's level of business.

- *Trade payables and accrued expenses*: Trade payables and accrued expenses decreased by US$ 30.5 million in 2001, principally due to the decision not to accrue for management bonuses. Management believes the level of trade payables as at January 31, 2002 appropriately reflected the Company's level of business.

Overall, management expects working capital to increase as the Gucci Group's business grows, but it does not expect changes in working capital to constitute a significant drain on

the Company's liquidity in the future.
Cash used in investing activities was US$ 491.8 million in 2001, compared to US$ 682.6 million in 2000.

- *Investments in fixed assets*: Investments in fixed assets were US$ 304.6 million in 2001 and included the purchase of retail properties in Venice and London; the 17 new Gucci stores; the buyback of the franchise operations in Spain; the leasehold improvements and costs associated with the opening of 16 new Yves Saint Laurent stores; expansions and renovations of a number of Gucci and Yves Saint Laurent stores; the cost to open, expand and refurbish stores of the Group's other brands; and maintenance capital expenditure at each division. Budgeted investments for fixed assets in 2002 is approximately Euro 300 million, two thirds of which is for store openings and refurbishment. Management notes that the opportunity to buy or lease strategically important real estate for stores may cause actual capital expenditures for 2002 to exceed the budgeted level. Management expects to maintain elevated levels of capital expenditures for store openings and refurbishment in 2003, related primarily to Yves Saint Laurent and the Group's smaller brands; capital expenditures for fixed assets are expected to decline in subsequent years once key stores for each of the Company's brands have opened.

- *Acquisitions*: The cost of acquisitions (US$ 219.1 million, of which US$ 196.2 million was paid in 2001) included: 78.5% of Bottega Veneta; 100% of Di Modolo; 50% of Stella McCartney; 51% of Alexander McQueen; 91% of Balenciaga; and controlling interests in select suppliers, primarily of shoes and leather. Management may consider further acquisitions in the future, and the cost of any potential acquisition will depend on the size and quality of the business.

In 2001, the Group's financing activities resulted in a US$ 774.8 million net cash *outflow*, related primarily to the payment of dividends, US$ 378.8 million, the reimbursement of long-term debt, US$ 154.1 million, and investments in long-term financial assets, US$ 266.7 million. In 2000, the Group's financing activities resulted in a US$ 744.2 million net cash *inflow*, related primarily to the issuance of long-term debt, US$ 774.5 million. Depending principally on the issuance and repayment of debt and the Company's dividend policy, the Group's financing activities in future years may result in either a net inflow or outflow of cash.

(In millions of US Dollars)

	Jan 31, 2002	Jan 31, 2001	Jan 31, 2000
Cash and cash equivalents	**2,560.8**	3,113.2	2,948.3
Bank overdrafts and short-term loans	**660.9**	111.8	543.5
Cash and cash equivalents, net of short-term financial indebtedness	**1,899.9**	3,001.4	2,404.8
Long-term financial assets	**266.0**	0.0	0.0
Long-term financial payables	**712.0**	911.9	143.2
Cash and cash equivalents as a % of total assets	**39.8%**	49.4%	53.1%

A significant proportion of Group assets consists of cash and cash equivalents. Cash and cash equivalents amounted to US$ 2,560.8 million (39.8% of total assets) as at January 31, 2002; and US$ 3,113.2 million (49.4% of total assets) as at January 31, 2001. In addition to operating cash flow, the Group's significant cash position resulted from a capital increase subscribed by PPR in the amount of US$ 2.925 billion on March 19, 1999.

Cash equivalents include short-term deposits and asset management accounts. The funds in asset management accounts are invested in securities and money market instruments issued by reputable entities and with acceptable credit quality (A+/A1 by Standard & Poor's Corporation or A1/P1 by Moody's Investor Service Inc. or equivalent) insuring to the portfolio as a whole an overall rating not lower than AA. Asset managers are required to maintain an adequate level of portfolio diversification (no issue should exceed 10% of the portfolio, and the fund should not purchase more than 10% of any single issue). In 2001 and 2000, the Group's cash under management was invested in US Dollar-denominated securities and money market investments. While a substantial liquid position remains on the Group's balance sheet, management will continue to seek to maximize after tax cash yield through an efficient fiscal structure, while minimizing the risk profile of the investments. The yield on cash under management was 4.4% (4.2% net of tax) in 2001, 6.9% (6.6% net of tax) in 2000 and 5.3% (5.0% net of tax) in 1999.

In connection with the change in the Group's reporting currency to the Euro from the US Dollar in 2002 and in order to minimize the Company's foreign exchange risk exposure, management in late 2001 and early 2002 switched most cash management accounts to a Euro-denominated basis.

During the period 1999 through 2001, Group has made numerous acquisitions and other transactions which have reduced its net cash balance. Nonetheless, as at January 31, 2002 the Group's available liquid resources exceeded current and expected future cash operating requirements. As cash and cash equivalents generate returns significantly inferior to those generated by certain of the Group's operating assets, management may consider reducing the Company's cash position through judicious purchases of strategic assets (e.g. real estate, suppliers, franchise businesses) or selective acquisitions of luxury companies. In addition, in the future the Group may consider returning a portion of the cash balance to shareholders through either share repurchases or special dividends.

Notwithstanding the Group's significant liquidity, management has adopted a policy to maintain a certain level of debt and available credit lines. This policy is designed to ensure sufficient credit availability in the event that the cash and cash equivalents balance is utilized to make acquisitions. Management has sought opportunities to borrow funds at low after tax interest rates and reinvest the funds at high after tax interest rates as part of the policy to maximize the Group's fiscal efficiency.

In addition, management believes that appropriate levels of debt enhance shareholder value through a lower weighted average cost of capital and a shield on taxable income. Accordingly, in July 2000, the Group secured an Euro 1 billion multi-currency revolving credit facility, from which, as of January 31, 2001, it had drawn Euro 823 million, Swiss Franc 52 million and Japanese Yen 2 billion. As of January 31, 2002, the Company had drawn Euro 350 million, Swiss Franc 132 million, Japanese Yen 2 billion and US$ 245 million from the facility. In addition, in the course of 2001, the Company entered into a number of borrowing transactions, including loans for English Pound 15 million, Japanese Yen 25 billion, Euro 166 million and Swiss Franc 6 million for general corporate purposes. Management will continue to explore the possibilities of debt financing - for both capital investment and acquisitions - in an effort to optimize gearing levels and the Company's fiscal structure.

Acquisitions

The strategic alliance between Gucci Group and PPR - implemented through the Strategic Investment Agreement ("SIA"), entered into on March 19, 1999 and amended on September 10, 2001 - foresees that the Group utilize funds from the capital increase to PPR to finance acquisitions with the objective to become a multi-brand luxury goods group. The brands the Company thus far has acquired in the context of the SIA are the following:

Company	% Ownership	Acquired in
Balenciaga	91.0	July 2001
Alexander McQueen	51.0	July 2001
Stella McCartney	50.0	April 2001
Di Modolo (LTD)	100.0	April 2001
Bottega Veneta	78.5	February 2001
Bédat & Co.	85.0	December 2000
Boucheron	100.0	June 2000
Yves Saint Laurent	100.0	December 1999
YSL Beauté	100.0	December 1999
Sergio Rossi	70.0	November 1999

In addition to the above-mentioned brands, the Company has acquired a number of real estate assets, industrial activities and franchise businesses with the objective of strengthening its business. The Company may make further acquisitions, and future Group results may vary depending on the nature, number and timing of future acquisitions.

Commitments and Contingencies

The Company's total financial debt, including bank overdrafts, short-term loans and long-term payables, was US$ 1,372.9 million as at January 31, 2002.

The Company's total operating lease commitments were US$ 541.8 million as at January 31, 2002. In particular, store leases represent a major financial commitment, and the minimum future store lease rentals for contracts with fixed rental payments amounted to US$ 422.3 million at January 31, 2002, compared to US$ 320.6 million at January 31, 2001. The present value of the minimum rental payments calculated using current market interest rates was US$ 355.5 million at January 31, 2002 compared to US$ 263.5 million at January 31, 2001, of which Gucci Division accounted for US$ 247.8 million at January

31, 2002 and US$ 218.8 million at January 31, 2001. A significant portion of the Group's retail space is rented under lease contracts that provide partially or entirely for variable rent calculated as a percentage of sales. Such rental payments amounted to US$ 88.5 million in 2001, compared to US$ 80.7 million in 2000.
The Company's total supplier purchase obligations were US$ 72.1 million as at January 31, 2002.

Contractual and commercial obligations
(In millions of US Dollars)

		Payments due by period			
	Total	<1 year	1-3 years	4-5 years	>5 years
Financial debt, current and non-current	1,372.9	660.9	495.3	176.1	40.6
Operating leases	541.8	83.7	208.5	54.1	195.5
Supplier purchase obligations	72.1	31.7	40.4	0.0	0.0
Total contractual and commercial obligations	1,986.8	776.3	744.2	230.2	236.1

The Group's contractual and commercial obligations as of January 31, 2002, totaled US$ 1,986.8 million. In addition, as at the end of the 2001 fiscal year, the Group had certain contingent liabilities:

Letter of Credit: In the context of the Settlement Agreement among Gucci Group, LVMH and PPR, the Gucci Group procured a Letter of Credit for the benefit of shareholders other than PPR and LVMH in the amount of US$ 230.0 million, which will be made available to the "independent" shareholders in the event that PPR fails to consummate an offer to acquire all outstanding shares in accordance with the Restated SIA. The letter of credit is secured by US$ 245 million of bonds classified as long-term financial assets.

Minority shareholders and partnerships: Certain minority shareholders of the Group's companies have the right through put options to sell their interests in these companies to the Gucci Group in the future. These contractual agreements between the Gucci Group and these minority shareholders extend for periods up to fifteen years. In most cases the exercise price of a put option depends on the future financial performance and valuation of the company to which that put option is related.

Related Party Transactions

In 2001 the Company entered into commercial transactions with parties having interest in Gucci Group N.V. (PPR or minority shareholders of consolidated subsidiaries) These primarily involved wholesale product sales, cooperative advertising purchases, office supplies purchases from PPR-affiliate retailers as well as certain rental of stores and showroom space from minority shareholders. These transactions represented less than 0.2% of consolidated revenues and 0.1% of consolidated operating expenses, respectively in 2001.

Management expects related third party transactions to continue to account for only a nominal portion of Group revenues and costs in future years.

Legal Proceedings

In the ordinary course of its business, the Company is a party to various claims and legal actions (including actions relating to the use of the Company's trademarks) which the Company believes are routine in nature and incidental to the operation of its business. In the opinion of management, based upon inquiries of counsel and a review of pending litigation matters, including amounts in controversy, the resolution of all such pending claims and actions will not have a material adverse effect upon the consolidated financial position or results of operations of the Company, except as described below.

The Company has several outstanding discussions with and assessments by fiscal authorities in various countries. The Company is contesting the assessments and believes that the final results are not likely to have a material adverse effect on the Company's financial condition or operating results.

Settlement of the LVMH Litigation

In January 1999, LVMH – Moët Hennessy Louis Vuitton ("LVMH") made an uninvited acquisition of 34.4% of the Common Shares of the Company (20,154,985 shares). In February 1999, the Company issued 20,154,985 shares to an Employee Stock Ownership Plan ("ESOP"). Following litigation with respect to the ESOP, on March 19, 1999, the Company entered into a Strategic Investment Agreement ("SIA") with Pinault Printemps Redout S.A. ("PPR") pursuant to which the Company issued 39,007,133 Common Shares to Societé Civile de Gestion Financière Marothi ("Marothi"), a wholly owned subsidiary of PPR, in exchange for approximately US$ 3 billion. LVMH challenged the strategic alliance in court in The Netherlands. On September 10, 2001, the Company, PPR and LVMH entered into a comprehensive settlement of the legal actions pending on that date.

The Settlement Agreement provided for the purchase by PPR of 8,579,337 Common Shares, representing approximately 8.6% of the Company's then outstanding share capital, from LVMH at a price of US$ 94.00 per Common Share.

Pursuant to the Settlement Agreement, PPR, LVMH and the Company dismissed all pending litigation, claims and actions relating to, inter alia, the shareholdings of LVMH or PPR in the Company, the acquisitions of such shareholdings or the granting of options to Company management.

As noted (see Dividends), the Settlement Agreement provided for the payment of a special cash dividend of US$ 7.00 per Common Share to benefit all Gucci Group shareholders, except PPR.

Pursuant to the Settlement Agreement, PPR has agreed to commence the Offer to all holders of Common Shares at a price of US$ 101.50 (the "Offer Price") per Common Share on March 22, 2004. If, immediately prior to the expiration of the Offer Period, the Common Shares not tendered in the Offer and the Common Shares issuable upon exercise of outstanding options granted to employees of the Company to purchase Common Shares constitute less than the greater of (1) 15% of the then-outstanding Common Shares and (2) 15 million Common Shares, PPR will provide a subsequent offering period of no less than 10 days following its acceptance for payment of Common Shares tendered in the initial offering period (the "Subsequent Offering Period") (as contemplated by Rule 14d-11 under the U.S. Securities Exchange Act of 1934, as amended).

PPR may delay the commencement of the Offer for a maximum of six months upon the occurrence of a Force Majeure Event, but only for so long as the Force Majeure Event exists and the existence of such event is confirmed by a majority of the Independent Directors. The Settlement Agreement defines a Force Majeure Event as any of the following: (1) trading generally shall have been suspended or materially limited on or by, as the case may be, the New York Stock Exchange, Euronext Amsterdam N.V. or the Paris Bourse, (2) trading of any securities of the Company shall have been suspended on any exchange, (3) a general moratorium on commercial banking activities in New York or Paris shall have been declared by either U.S. federal, New York or French authorities, or (4) there shall have occurred a change in the worldwide financial markets or any international calamity or crisis that, in the judgement of at least a majority of the Independent Directors (after consultation with PPR), is so material and adverse as to make it impracticable to commence the Offer, *provided* that the Independent Directors shall have received the written opinion of an international investment bank to such effect. In the event of the occurrence of an event specified in clause (4) of the Force Majeure Event definition, PPR is only entitled to defer the commencement of the Offer for up to sixty days, and in any case, only for so long as such event exists and is continuing.

LVMH and the Company would have the right to seek monetary damages from PPR if it fails to honor its obligations under the Settlement Agreement. In addition, LVMH and the Company are each entitled to seek specific performance of the agreement, including an injunction to require PPR to commence the Offer and purchase the Common Shares in accordance with the terms of the Settlement Agreement. The Settlement Agreement does not confer any rights or remedies upon any person or entity other than Gucci Group, LVMH and PPR.

Under a simultaneously executed Amended and Restated Strategic Investment Agreement among the Company and PPR and Marothi ("Restated SIA", discussed below), in the event that PPR fails to commence and complete the Offer in accordance with the terms set forth in the Settlement Agreement, which are reiterated in the Restated SIA, a majority of the Independent Directors shall have the ability to seek specific performance, sue for damages and/or distribute a stock dividend for each issued and outstanding Common Share not owned by PPR so that as a result of such stock dividend, PPR's share ownership shall be reduced to 42% of the issued and outstanding Common Shares. In the event the Independent Directors cause the Company to distribute a stock dividend, the number of Supervisory Board members nominated by PPR would be reduced by one member, the composition of the Strategic and Financial Committee would be three Independent Directors and two PPR Directors and PPR would be prohibited from acquiring additional Common Shares unless it does so pursuant to a public offer for all of the outstanding Common Shares which is recommended to the Company's shareholders by the Independent Directors.

PPR agreed that until the later of the expiration of the Offer Period and the completion of the Subsequent Offering Period and for so long as no less than the greater of (1) 15% of the outstanding Common Shares and (2) 15 million Common Shares remain outstanding, it will use its best efforts to cause the Company to maintain the listing of the Common Shares on the NYSE and the Amsterdam Stock Exchange.

On December 17, 2001, LVMH sold 11,565,648 Common Shares, representing 11.5% of Gucci's then outstanding share capital, to Crédit Lyonnais for a purchase price of approximately US$ 89.6381 per Common Share (or an aggregate purchase price of US$ 1,036,722,345). Upon consummation of the sale, LVMH no longer beneficially owned any shares of the Company.

The Amended and Restated Strategic Investment Agreement

As noted above (see *Settlement of the LVMH Litigation*), as part of the settlement, the Company and PPR and Marothi entered into a restated Strategic Investment Agreement ("Restated SIA"). Apart from reiterating some of the financial features of the Settlement Agreement, the Restated SIA amends the corporate governance provisions of the existing Strategic Investment Agreement.

Restated SIA provides for an equal number of PPR Directors and Independent Directors. Pursuant to a request by PPR, the majority of Independent Directors agreed to reduce the Supervisory Board to eight members and Mr. Charles Mackay resigned as a member of the Supervisory Board, effective November 9, 2001. The Restated SIA provides that an Independent Director serve as the Chairman of the Supervisory Board (subject to the prior approval of the Strategic and Financial Committee).

Until the consummation of the Offer, the Supervisory Board will be comprised of four Independent Directors and four PPR Directors. Following the consummation of the Offer, PPR will have the ability to expand the Supervisory Board of the Company by one member and nominate such additional member following at least 15 days' notice to the Independent Directors. During such notice period, the Chairman of the Supervisory Board will schedule a meeting of the Supervisory Board, and PPR will consult with the Independent Directors. If the decision is taken to expand the Supervisory Board, a shareholders' meeting will be noticed promptly and the matter will be submitted to shareholders of the Company for a vote.

The restated SIA provides that the PPR Directors may not vote on any matter as to which a majority of the Independent Directors determine that PPR has a conflict of interest (subject to arbitration by PPR).

The Supervisory Board will continue to maintain the Strategic and Financial Committee, consisting of three PPR Directors and two Independent Directors. The Strategic and Financial Committee will discuss and approve certain matters prior to their submission to the full Supervisory Board for approval, including the Company's strategic plan; certain investments, strategic acquisitions and dispositions; certain capital expenditures and incurrence of debt outside the ordinary course of business; changes in the Company's capital structure; any amendment to the Company's Articles of Association or the rules of the Supervisory Board; any legal mergers, demergers, spinoffs, dissolutions and applications relating to bankruptcy or reorganizations and the appointment of the Chairman of the Supervisory Board. Managing Directors will be nominated by the Independent Directors and approved by the Strategic and Financial Committee. If not approved by the Strategic and Financial Committee, the matters described above must be approved by at least 75% of the members of the Supervisory Board then in office in order to take effect.

The Restated SIA provides that prior to December 31, 2004, PPR may not sell or transfer any Common Shares except with the prior consent of a majority of the Independent Directors, except to its affiliates under certain conditions and except in connection with a public offer for 100% of the Common Shares by a third party which offer has been recommended to the Company's shareholders by the Supervisory Board. After December 31, 2004, PPR may sell or transfer Common Shares following due consultation with the Independent Directors.

The Restated SIA also includes certain non-competition provisions, assurances of the Company's independence, a commitment to support the existing manufacturing operations and employee base and a commitment not to solicit Company employees. Before PPR and its affiliates can carry on a competing business in the fashion clothing and luxury goods industry, apart from the activities conducted by the PPR Group as of the date of the Restated SIA, such competing business must first be presented to the Company in accordance with the terms of the Restated SIA.

In the event of sales or transfers by PPR of Common Shares following December 31, 2004, the governance arrangements described above are subject to certain modifications.

The Restated SIA terminates on the earliest of (1) March 19, 2009, (2) such date following the consummation of the Offer such that fewer than the greater of (a) 15% of the then-outstanding Common Shares and (b) 15 million Common Shares are held by shareholders other than PPR and its affiliates, (3) such time prior to March 19, 2009 as PPR consummates a tender offer, other than the Offer, for 100% of the then-outstanding Common Shares, which is recommended to the shareholders by a majority of the Independent Directors and (4) such time as the Settlement Agreement ceases to be in full force and effect other than pursuant to the terms thereof, provided that in such case PPR, the Company and Marothi shall agree to be bound by the initial Strategic Investment Agreement.

Impact of changes in exchange rates

Changes in exchange rates between the US Dollar and other currencies, particularly the Euro and the Japanese Yen, can affect significantly Gucci Group operating results and financial condition. Gucci Division and Yves Saint Laurent revenues are denominated in many currencies, the most important of which are the US Dollar and related currencies, Euro, Japanese Yen, Swiss Franc and English Pound. Revenues for YSL Beauté, Sergio Rossi and Boucheron are mainly in Euros, US Dollars and related currencies and Japanese Yen. Bédat and Co. revenues are principally Swiss Francs and US Dollars.

For the Gucci Division, own store operating expenses (approximately 21% of division revenues in 2001) are incurred in local currencies; most production and sourcing costs, with the exception of watches, are in Euros; watch production expenses are incurred primarily in Swiss Francs.

For the other divisions, most production and operating expenses are in Euros, with the exception of: i) Yves Saint Laurent and Sergio Rossi, store costs for which are in local currencies and; ii) Bédat & Co., operating costs for which are predominantly Swiss Franc denominated.

In 2000, for all divisions revenues in US Dollars, Japanese Yen, Swiss Francs and most non Euro-currencies exceeded expenses in those currencies; and total expenses in Euros exceeded total revenues in that currency.

Period-to-period changes in the average exchange rate of the Euro or other currencies against the US Dollar can affect the Company's revenues and operating profits. Period-to-period changes in the average exchange rate of the US Dollar against other currencies can affect revenues and operating profits in US Dollar terms. On the basis of current and planned revenue and expense relationships:

- appreciation of the US Dollar relative to the Euro has an adverse effect on revenues and a positive effect on operating profit;
- depreciation of the US Dollar relative to the Euro has a positive effect on revenues and an adverse effect on operating profit;
- appreciation of the US Dollar relative to non Euro-currencies (in which the Company receives revenues) generally has a negative effect on revenues and operating profit;
- depreciation of the US Dollar relative to non Euro-currencies (in which the Company receives revenues) generally has a positive effect on revenues and operating profit.

Throughout 2001 and as at January 31, 2002, the Company was involved in hedging transactions designed to reduce the short-term impact of currency fluctuations on operating profit resulting from fluctuations in the relationship between the US Dollar and the principal currencies in which revenues and expenses are denominated, with particular focus on the Japanese Yen and the Euro. The hedging transactions normally relate to a period not exceeding eighteen months and are designed to limit the effect of exchange fluctuations in the period starting when the Company fixes prices for a season and takes orders for the related products and ending when the related sales are completed.

Had there been an adverse change in foreign currencies in 2001 defined as a devaluation of the Japanese Yen of 10% and a revaluation of the Euro of 10% compared to the US Dollar, the Company's net income after tax would have decreased by approximately US$ 29.9 million, excluding the effect of actual hedging transactions which were in place during the year, and decreased by approximately US$ 8.3 million, net of the effect of such hedging transactions.

Change in reporting currency

As of February 1, 2002, the Group will report its financial performance in Euros. Management based its decision to change the Company's reporting currency to the Euro from the US Dollar on several considerations, including: the advent of the Euro as the legal tender currency in twelve European Union Member States (including Italy and France, the countries in which most of the Group's products are produced) as at January 1, 2002 and the increase in the proportion of Group revenue and expenses denominated in the Euro resulting from acquisitions made in 1999, 2000 and 2001. Management also believes that reporting in Euros will facilitate comparisons to the Company's publicly-traded competitors which generally report in the currency of their home country, where their products are usually sourced.

Management believes that the change in the reporting currency to the Euro will mitigate foreign exchange risk on the Company's gross margin and generally reduce gross margin volatility. Management also believes that Euro reporting simplifies foreign exchange hedging, notwithstanding the Group's need to hedge non Euro-denominated revenues and expenses, principally those denominated in US Dollars, Japanese Yen, Swiss Francs and English Pounds. For the year 2002, management already has hedged a substantial proportion of the Group's expected revenues and costs in these currencies.

Management believes that a retrospective application of the change of the reporting currency would cause an unfair and misleading presentation of prior years' financial statements. Accordingly, no adjustments relating to prior periods will be made either to the opening balance of retained earnings or in reporting the net profit or loss for the prior periods because existing balances will not be recalculated. In order to facilitate comparisons between the Group's financial statements before and after January 31, 2002, this Annual Report includes both the official US Dollar denominated financial statements and a translation of US Dollar balances to the Euro, applying historical exchange rates (see Annex).

Other Matters

Seasonality

Gucci Group's results of operations for a given quarter or half-year are affected by various seasonal influences. Accordingly, results for each quarter or half-year are not necessarily indicative of probable results in other quarters or half-years, and the Group's net income may vary from one interim period to another interim period. The second half of any year generally displays somewhat greater revenues and profits because of the important Christmas season.

Inflation

Inflation has been relatively low in the Company's principal markets in recent years. The Company believes that inflation has not significantly affected its revenues or profitability in the last three years.

Reconciliation of IAS with U.S. GAAP

Under IAS Gucci Group N.V. reported net income of US$ 278.4 million in 2001, US$ 336.7 million in 2000 and US$ 330.3 million in 1999. Under U.S. GAAP, Gucci would have reported net income of US$ 177.5 million in 2001, US$ 405.4 million in 2000 and US$ 319.0 million in 1999.

The Company's consolidated financial statements are prepared in accordance with IAS. The most significant differences between IAS and U.S. GAAP for 2001, 2000 and 1999 which affected net income are generated by: the different accounting treatments associated with goodwill and trademark amortization; restructuring charges; non-cash compensation expense; fiscal benefits arising from the exercise of stock options; the gains/losses on derivative instruments entered into to cover the exchange risk on anticipated future transactions, deferred taxation related to the elimination of the intercompany profit and construction period store rental expenses. Note 24 of the Notes to the consolidated financial statements provides a description of these and certain other differences as they relate to Gucci Group and a reconciliation to U.S. GAAP of net income and shareholders' equity. In 2001 the differences between U.S. GAAP and IAS reported net income and shareholders' equity, as reflected in the reconciliation, owed principally to: the differences in the amortization rate for goodwill and trademarks; the US$ 7.00 reduction in the exercise price of options following the Settlement Agreement among Gucci Group, PPR and LVMH.

In accordance with FIN 44, the U.S. GAAP reconciliation includes an adjustment to record a non-cash employee compensation expense caused by the US$ 7.00 repricing of in-the-money vested stock options. This expense, amounting to US$ 102 million before tax (US$ 92 million after tax), was calculated as the total intrinsic value market price minus the strike price of all in-the-money vested employee stock options as of the date of the repricing of the options (December 20, 2001). As disclosed in Note 24, this repricing was necessary in order to provide treatment to option holders which was equitable and equivalent to that given to shareholders who received the special US$ 7.00 dividend resulting from the settlement agreement with LVMH.

The income statement charge resulted from the application of rules contained in FIN 44 and, in management's opinion, was not representative of the economic substance of the transaction. In particular, it should be emphasized that had employees exercised these in-the-money vested options (as was within their rights) prior to the payment of the US$ 7.00 dividend and then held the shares in order to receive the dividend, the employees would have received exactly the same economic benefit deriving from the re-pricing, and there would not have been any charge to the income statement. However, because the form of the employees' holding remained stock options (as opposed to shares), the Company was required to recognise additional compensation expense in the U.S. GAAP reconciliation. Management also notes that the expense recorded for U.S. GAAP has no impact on the Company's cash flow.

Recently issued accounting standards

In July 2001 the FASB issued FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). The Company will adopt this standard for the fiscal year ending January 31, 2003. Under FAS 142 indefinite life intangible assets and goodwill will no longer be amortized, but instead tested at least annually for impairment. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful life.

The adoption of FAS 142 requires that an initial impairment assessment be performed on all goodwill and other indefinite lived assets ("Indefinite Life Assets"). In accordance with FAS 142 the Company compared the fair value of the Indefinite Life Assets to their related current carrying amounts as at February 1, 2002. Fair value was derived using a discounted cash flow analysis consistent with internal planning assumptions. The initial impairment assessment did not result in a charge for the Company. The Company will initially adopt this standard for the fiscal year ending January 31, 2003. The Company is studying the impact of this standard in its future financial statements. While it is not yet possible to calculate the expected impact, it is likely that certain trademarks will be determined to have an indefinite life and accordingly will no longer be amortized. Consequently future annual amortization costs for U.S. GAAP purposes are expected to be significantly lower than in 2001.

In August 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 excludes goodwill from its scope and, therefore, eliminates the current requirement to allocate goodwill to long-lived assets to be tested for impairment. In addition, FAS 144 provides detailed guidance regarding grouping of assets for impairment analysis, valuation techniques, and the accounting for assets held for sale. The Company will initially adopt this standard for the fiscal year ending January 31, 2003. The impact of this standard on the consolidated income statement and balance sheet of the Company is not expected to be material.

Significant accounting policies

The Group's accounting policies comply with standards set forth by the International Accounting Standards Board (IASB). The significant policies the Group uses to prepare its consolidated financial statements and notes in accordance with IAS principles are described in Note 3 to the consolidated financial statements. Certain of these significant accounting policies require management to make assumptions, which if changed could impact measurably the Group's financial results as reported in the consolidated financial statements and related notes. The assumptions, which follow principles of prudence and conservatism, are based on numerous considerations, including management's expectations of the performance of the Group's companies, suppliers and customers, business trends in the luxury goods industry and macro-economic developments.

Some of the Group's significant accounting policies include:

Valuation of Inventory

Inventories are stated at the lower of purchase or production cost or market value. Purchase or production cost is determined under the retail or average cost method for retail inventories and the average cost method for production and wholesale inventories.

The retail method of inventory valuation involves the accrual for expected future markdowns of each season's collection. Management believes this policy provides a correct and prudent valuation of the profitability of each collection. Markdowns taken in the Group's directly-operated stores typically represent between 30% to 50% of a product's initial retail sales price. Markdown products not sold in a directly-operated store are normally transferred to one of the Group's outlets at the end of the season, where they remain on sale at prices subject to further markdown, or *are sold in so called "family sales," particularly in Japan. The actual level of markdowns may differ* from the accrued level and consequently reduce or increase future profits.

Valuation of Trademarks and Goodwill

*The trademark of an acquired business is valued using discounted cash flow analysis. The good*will of an acquired business is valued as the difference between the purchase price and the fair value of the identifiable net assets of that business at the date of acquisition. In accordance with the SEC's interpretation of International Accounting Standards, in 2001 and previous years goodwill and trademark amortization was calculated applying a maximum 20-year useful life to the goodwill and trademarks.

The Group follows IAS 36 in assessing potential impairment of goodwill or trademarks. Impairment occurs when the higher of the net selling price or the value-in-use of goodwill or a trademark no longer exceeds the intangible asset's carrying cost. The value-in-use of goodwill or a trademark is calculated using discounted case flow analysis.

As disclosed in Note 25 to the consolidated financial statements, in accordance with new U.S. GAAP accounting principle FAS 142, which is applicable for the year ending January 31, 2003, the Group performed impairment tests on all goodwill and other indefinite lived assets ("Indefinite Life Assets"). This analysis found the value-in-use of Indefinite Life Assets to exceed the carrying values. In accordance with FAS 142, the Group will perform impairment tests on goodwill and trademarks on a systematic basis in the future. If future expected cash flows of the businesses relying on the Indefinite Life Assets decline, it is possible that an impairment charge may have to be made against them.

Accounting for Hedging

The Company has an option to hedge the foreign exchange risk associated with the translation of future anticipated foreign currency denominated revenues and expenses. This hedging permits the Group to reduce the volatility of its prices and consequently of its gross and operating margins by ensuring that the exchange rates at which foreign currency revenue and expenses are reported are similar to those planned when prices are fixed (normally six to nine months before the products are sold).

Hedges normally are made by acquiring derivative instruments, such as forward contracts and options, which expire during the period in which the hedged revenues and expenses are expected to occur. The Group normally acquires such instruments for a notional value which is somewhat less than the total expected revenues and expenses. However, if actual revenues or expenses are lower than the hedged amounts, the Company may incur gains or losses from the recognition of the fair value derivative instruments.

GUCCI GROUP N.V.

Consolidated statements of income

(In thousands of US Dollars, except per share and share amounts)

	2001	2000	1999
Net revenues	**2,285,005**	2,258,511	1,236,146
Cost of goods sold	**688,944**	689,851	405,095
Gross profit	**1,596,061**	1,568,660	831,051
Selling, general and administrative expenses	**1,240,994**	1,160,261	557,857
Goodwill and trademark amortization	**115,990**	83,218	9,513
Operating profit	**239,077**	325,181	263,681
Restructuring expenses	**(668)**	88,668	-
Financial income, net	**78,500**	147,051	133,627
Other income (expenses), net	**9,430**	1,870	(2,612)
Income before income taxes and minority interests	**327,675**	385,434	394,696
Income tax expense	**52,271**	44,800	62,788
Net income before minority interests	**275,404**	340,634	331,908
Minority interests	**3,002**	(3,944)	(1,567)
Net income for the year	**278,406**	336,690	330,341
Net income per share of common stock - basic	**2.78**	3.37	3.55
Weighted average number of shares basic	**100,174,358**	99,923,430	93,057,982
Net income per share of common stock - diluted	**2.74**	3.31	3.48
Weighted average number of shares and share equivalents - diluted	**101,524,040**	101,590,732	94,869,232

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V.
Consolidated balance sheets
(In thousands of US Dollars)

	2001	2000
Assets		
Current assets		
Cash and cash equivalents	**2,560,790**	3,113,183
Trade receivables, net	**283,979**	250,740
Inventories, net	**388,688**	330,593
Deferred tax assets	**146,453**	119,596
Other current assets	**245,663**	207,433
Total current assets	**3,625,573**	4,021,545
Non-current assets		
Long-term financial assets	**266,004**	-
Property, plant and equipment, net	**597,557**	474,002
Goodwill, trademarks, other intangible assets and deferred charges, net	**1,851,975**	1,700,574
Deferred tax assets	**55,569**	69,454
Other non-current assets	**40,466**	33,489
Total non-current assets	**2,811,571**	2,277,519
Total assets	**6,437,144**	6,299,064
Liabilities and shareholders' equity		
Current liabilities		
Bank overdrafts and short-term loans	**660,867**	111,780
Trade payables and accrued expenses	**403,454**	446,162
Deferred tax liabilities and income tax payable	**144,791**	145,391
Other current liabilities	**124,212**	112,687
Total current liabilities	**1,333,324**	816,020
Non-current liabilities		
Long-term financial payables	**712,047**	911,894
Pension liabilities and severance indemnities	**41,069**	37,917
Long-term tax payable and deferred tax liabilities	**327,681**	346,098
Other long-term liabilities	**29,034**	52,118
Total non-current liabilities	**1,109,831**	1,348,027
Total liabilities	**2,443,155**	2,164,047
Minority interests	**56,879**	22,030
Shareholders' equity		
Share capital	**119,535**	119,763
Contributed surplus	**3,052,272**	3,049,386
Retained earnings	**798,119**	843,577
Treasury stock, at cost	**(80,213)**	(107,603)
Accumulated other comprehensive income	**(231,009)**	(128,826)
Net result for the year	**278,406**	336,690
Shareholders' equity	**3,937,110**	4,112,987
Total liabilities, minority interests and shareholders' equity	**6,437,144**	6,299,064

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V.
Consolidated statements of cash flows
(In thousands of US Dollars)

	2001	2000	1999
Cash flow provided by operating activities			
Net result for the year	**278,406**	336,690	330,341
Depreciation	**68,675**	54,854	32,937
Amortization	**129,687**	95,141	18,302
Net loss (gain) on sale and write-down of non-current assets	**2**	(187)	(103)
Changes (net of acquisitions) in:			
trade receivables, net	**(21,571)**	18,448	22,498
inventories, net	**(71,592)**	(31,855)	(14,265)
short-term deferred tax assets	**(24,140)**	(48,575)	(9,377)
other current assets	**(48,865)**	28,998	(20,683)
trade payables and accrued expenses	**(30,473)**	27,164	(26,985)
income tax payable	**16,406**	64,729	1,519
other current liabilities	**(39,620)**	40,495	109,576
deferred tax	**(32,348)**	(74,159)	13,283
other non-current assets	**(7,021)**	(3,426)	(12,810)
other long-term liabilities	**(13,690)**	(12,861)	(80,385)
Cash flow provided by operating activities	**203,856**	495,456	363,848
Cash flow used in investing activities			
Acquisitions	**(196,211)**	(400,557)	(1,176,978)
Purchases of tangible assets	**(219,020)**	(223,965)	(88,820)
Increase in deferred charges and intangible assets	**(85,589)**	(58,700)	(6,908)
Proceeds from the sale of non-current assets	**8,997**	582	88
Cash flow used in investing activities	**(491,823)**	(682,640)	(1,272,618)
Cash flow (used in) provided by financing activities			
Increase in share capital, net of related costs	**-**	-	2,906,677
Issuance (repayment) of long-term debt, net	**(154,136)**	774,539	123,425
Investments in long-term financial assets	**(266,722)**	-	-
Proceeds from the exercise of stock options and other movements	**24,826**	14,636	94,246
Dividends	**(378,807)**	(44,989)	(23,619)
Cash flow (used in) provided by financing activities	**(774,839)**	744,186	3,100,729
Increase (decrease) in cash, net of short-term financial indebtedness	**(1,062,806)**	557,002	2,191,959
Effect of exchange rates on cash (short-term financial indebtedness), net	**(31,283)**	23,639	(9,177)
Cash (short-term financial indebtness) from acquired companies, net	**(7,391)**	15,922	110,410
Cash and cash equivalents, net of short-term financial indebtedness, at the beginning of the year	**3,001,403**	2,404,840	111,648
Cash and cash equivalents, net of short-term financial indebtedness, at the end of the year	**1,899,923**	3,001,403	2,404,840

(continued)

GUCCI GROUP N.V.
Consolidated statements of cash flows (continued)
(In thousands of US Dollars)

	2001	2000	1999
Cash and cash equivalents, net of short-term financial indebtedness, comprise the following:			
Cash and cash equivalents	**2,560,790**	3,113,183	2,948,340
Bank overdrafts and short-term loans	**(660,867)**	(111,780)	(543,500)
Cash and cash equivalents, net	**1,899,923**	3,001,403	2,404,840

Supplemental disclosures of cash flow information:

	2001	2000	1999
Cash paid during the period:			
Interest expense	**61,276**	40,969	2,357
Income taxes	**94,877**	52,368	51,395
Cash flow from interest received	**145,249**	190,419	142,369

Assets and liabilities in the businesses acquired were as follows:

	2001	2000	1999
Fixed assets	**14,435**	39,873	169,262
Trade receivables	**17,181**	16,261	199,956
Inventories	**6,874**	56,062	88,532
Trade payables	**(20,394)**	(27,620)	(254,679)
Other liabilities, net	**(43,683)**	(15,643)	(17,457)
Cash (short-term indebtedness), net	**(7,391)**	15,922	110,410
Financial payables	**(2,499)**	(1,711)	(18,841)
Effects of changes in exchange rates	**4,181**	428	9,601
	(31,296)	83,572	286,784
Goodwill and trademarks, net of deferred taxes	**250,380**	336,269	937,577
Cost of acquisitions			
Amount paid	**196,211**	400,557	1,176,978
Amount to be paid as at the year end	**22,873**	19,284	47,383
Total cost of acquisitions	**219,084**	419,841	1,224,361

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V.

Statement of changes in consolidated shareholders' equity and comprehensive income

(In thousands of US Dollars, except number of shares)

	Number of shares	Share capital	Contributed surplus	Retained earnings	Treasury stock, at cost	Accumulated other comprehensive income	Net result for the year	Total
Balance at January 31, 1999	58,510,700	74,633	106,134	388,298	(134,795)	(52,028)	194,986	577,228
Appropriation of result for 1998	-	-	-	171,367	-	-	(171,367)	–
Dividends	-	-	-	-	-	-	(23,619)	(23,619)
Shares issued to PPR	39,007,133	43,085	2,882,451	-	-	-	-	2,925,536
Shares issued for option exercise	1,884,884	1,978	76,158	-	-	-	-	78,136
Shares released from treasury for options exercise	345,741	-	1,012	-	15,098	-	-	16,110
Capital increase expenses	-	-	(18,859)	-	-	-	-	(18,859)
Other	-	-	-	(1,440)	-	-	-	(1,440)
Net income for 1999	-	-	-	-	-	-	330,341	330,341
Foreign currency adjustments (net of tax of US$ 1.0 million)	-	-	-	-	-	(22,032)	-	(22,032)
Comprehensive income	-	-	-	-	-	-	-	308,309
Balance at January 31, 2000	99,748,458	119,696	3,046,896	558,225	(119,697)	(74,060)	330,341	3,861,401
Appropriation of result for 1999	-	-	-	285,352	-	-	(285,352)	–
Dividends	-	-	-	-	-	-	(44,989)	(44,989)
Shares issued for option exercise	69,812	67	4,258	-	-	-	-	4,325
Shares released from treasury for options exercise	260,479	-	1,035	-	11,376	-	-	12,411
Other	16,456	-	(2,803)	-	718	-	-	(2,085)
Net income for 2000	-	-	-	-	-	-	336,690	336,690
Foreign currency adjustments (net of tax of US$ (1.0) million)	-	-	-	-	-	(54,766)	-	(54,766)
Comprehensive income	-	-	-	-	-	-	-	281,924
Balance at January 31, 2001	100,095,205	119,763	3,049,386	843,577	(107,603)	(128,826)	336,690	4,112,987
Appropriation of result for 2000	-	-	-	286,498	-	-	(286,498)	–
Dividends	-	-	-	(328,615)	-	-	(50,192)	(378,807)
Shares released from treasury for options exercise	612,475	-	2,670	-	26,749	-	-	29,419
Other	14,723	(228)	216	(2,541)	641	228	-	(1,684)
Net income for 2001	-	-	-	-	-	-	278,406	278,406
Other comprehensive income:								
- Hedging reserve:								
- Opening	-	-	-	(800)	-	8,083		7,283
- Movements	-	-	-	-	-	(15,071)	-	(15,071)
- Fair value reserve	-	-	-	-	-	(2,127)	-	(2,127)
- Foreign currency adjustments (net of tax of US$ 1.2 million)	-	-	-	-	-	(93,296)	-	(93,296)
Total other comprehensive income	-	-	-	(800)	-	(102,411)	-	(103,211)
Comprehensive income	-	-	-	-	-	-	-	175,195
Balance at January 31, 2002	**100,722,403**	**119,535**	**3,052,272**	**798,119**	**(80,213)**	**(231,009)**	**278,406**	**3,937,110**

The accompanying notes are an integral part of these financial statements.

(1) Activities of the Group

Gucci Group is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co, Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major market throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group are listed on the Euronext Amsterdam Stock Exchange (GCCI.AS) and on the New York Stock Exchange (GUC).

(2) Acquisitions

In February 2001, the Group acquired 66.7% of Bottega Veneta B.V. ("Bottega Veneta") through both a capital increase and the purchase of shares from the shareholders. In July 2001, the Group acquired an additional 11.8% of the share capital of Bottega Veneta, raising its interest in Bottega Veneta to 78.5%. Bottega Veneta manufactures and sells luxury leather products, shoes and accessories.

In April 2001, the Group acquired 50% of the shares of Stella McCartney Ltd which will develop, produce and sell ready-to-wear and accessories, designed by Stella McCartney and bearing the Stella McCartney brand. The Group has the right to nominate 50% of the members of the Board including the President who has a casting vote in the event of any deadlock. Accordingly, Stella McCartney Ltd is consolidated on a line-by-line basis.

In July 2001, the Group acquired 51% of Birdswan Ltd which will develop, produce and sell ready-to-wear and accessories designed by Alexander McQueen and bearing the Alexander McQueen brand.

In July 2001, the Group acquired 91% of Balenciaga S.A. ("Balenciaga"). Balenciaga sells luxury women's ready-to-wear and leather accessories under the Balenciaga brand.

In 2001 the Group made other smaller acquisitions including franchisees in Spain,

Australia and Japan, the Swiss watch design and manufacturing company Di Modolo Associates S.A., as well as several Italian shoe and leather production facilities.

The total cost of all acquisitions during the year, including professional fees and ancillary costs, was approximately US$ 219.1 million.

In May 2000, the Group acquired a 65% interest in a joint venture with FJ Benjamin Holdings Ltd., for the exclusive distribution of Gucci, Yves Saint Laurent and Sergio Rossi products in Singapore, Malaysia and Australia.

In June 2000, the Group acquired 100% of Boucheron International Sarl, the holding company of the Boucheron Group ("Boucheron"). Boucheron manufactures and distributes perfumes, jewelry and watches under the Boucheron trademark.

In October 2000, the Group acquired the business unit Zamasport Servizi ("Zama"), responsible for managing the production and distribution of Gucci branded women's ready-to-wear, from the Zamasport Group, which until the acquisition had been the Gucci Division's women's ready-to-wear licensee.

In December 2000, the Group acquired 85% of Bédat Group Holding S.A. the holding company of the Bédat Group ("Bédat"). Bédat manufactures and distributes watches under its trademark.

During 2000, the Group made other smaller acquisitions.

In 2000, the total price of all acquisitions during the year, including professional fees and ancillary costs, was approximately US$ 419.8 million.

The acquisitions have been accounted for utilizing the purchase method and, accordingly, the operating results of the new businesses have been included in the consolidated statements of income from the date of the acquisition. The purchase prices of the acquired companies have been preliminarily allocated to identified assets (including trademarks) and liabilities of these companies based on their estimated fair values on the date of the acquisition. The residual amount of US$ 213.4 million, as of January 31 2002, has been recorded as goodwill, which will be amortized in periods up to 20 years.

(3) Summary of significant accounting policies

The Group's accounting policies comply with standards set forth by the International Accounting Standards Board (IASB).

The following is a summary of the significant accounting policies used by the Group to prepare the financial statements.

Basis of preparation

The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting principles below.

Principles of consolidation

The assets, liabilities and equity of consolidated companies are added together on a line-by-line basis, eliminating the book value of the related investment against the Group's share of equity.

In the case of subsidiaries not 100% owned, the Group recognizes a minority interest consisting of the portion of net result and net assets attributable to the interest owned by third parties.

All significant inter-company balances, transactions and unrealized profits and losses are eliminated.

The balance sheets of subsidiaries denominated in foreign currencies are translated into US Dollars using year-end exchange rates, while average exchange rates for the year are used for the translation of the statements of income and cash flows. Significant individual transactions are translated at the rate of exchange prevailing on the date of the transaction. Translation gains and losses, including the differences arising as a result of translating opening shareholders' equity using exchange rates at the close of the period or on the date of acquisition for foreign companies acquired during the year rather than exchange rates at the beginning of the period, are reported as a separate component of shareholders' equity.

Any goodwill arising on the acquisition of a foreign entity and any fair value adjustments to the carrying amount of the assets and liabilities arising on the acquisition of that foreign entity are translated using the closing exchange rate.

Cash and cash equivalents

The Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The investments included in cash and cash equivalents are reported at their fair market value.

Receivables and payables

Receivables and payables are stated at nominal value. Receivables are reduced to their expected realizable value by an allowance for doubtful accounts. Receivables and payables denominated in foreign currencies are stated at the year-end exchange rates. The resulting gains or losses are recorded in the consolidated statements of income, with the exception of the gains or losses resulting from the translation of inter-company long-term loans, which are considered to form part of the net investment in the related subsidiaries or for which settlement is not planned or anticipated in the foreseeable future. The impact of translation of these items has been reflected in a separate component of shareholder' equity ("Foreign currency adjustments" see Note 15).

Inventories

Inventories are stated at the lower of purchase or production cost or market value. Purchase or production cost is determined under the retail cost methods for retail inventories and average cost method for production and wholesale inventories.

Property, plant and equipment

Property, plant and equipment are carried at historical cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the fixed assets or the term of the lease. The applicable depreciation rates are as follows:

Buildings	2 % - 6 %
Plant and production equipment	7 % - 18 %
Furniture and fixtures	10 % - 20 %
Leasehold improvements and general store equipment	Expected lease term
Electronic office machines	10 % - 22 %

Land is not depreciated.

When property is retired or otherwise disposed, the cost and related depreciation are removed from the financial statements and any related gains or losses are included in income.

Leases

Leases of property, plant and equipment, where the Group has substantially all the risk and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of financial charge on the balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period. Property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Goodwill, trademarks, other intangible assets and deferred charges

Goodwill is recorded as the difference between the purchase price and the fair value of the identifiable net assets of acquired business at the date of acquisition and is expensed over its estimated useful life using the straight-line method of amortization. When the acquisition agreement provides for an adjustment to the purchase consideration contingent on future events, an estimate of the adjustment is included in the cost of acquisition. Any future adjustment of the estimate is recorded as an adjustment of the goodwill.

Acquired trademarks are amortized over their estimated useful life up to a maximum period of 20 years. Acquired trademarks, whose useful lives are estimated to be greater than 20 years, are amortized over 20 years, the maximum period permitted by IAS.

Other intangible assets and deferred charges expected to benefit future periods are recorded at cost. Amortization is calculated on a straight-line basis over the estimated benefit period.

The applicable amortization rates are as follows:

Commercial leases and licenses	expected lease or license term
Software	20 %
Licenses repurchased	contractual expiring date of the license
Miscellaneous deferred charges and intangible assets	20 %

Impairment of long-lived assets

Property, plant and equipment and other non-current assets, including goodwill, trademarks and other intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets whose carrying values exceed their recoverable amount are written down to an amount determined using discounted net future cash flows expected to be generated by the asset.

Pension liabilities and severance indemnities

Pension liabilities and severance indemnities are calculated on an actuarial basis or in accordance with applicable local law to the extent that the amount of the liability does not differ materially from the amount which would have been calculated on an actuarial basis.

The Group's contributions to defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

Stock options

Stock options are generally granted to employees and directors at exercise prices equal to or greater than the market price at the time of grant.

Upon grant no effects of such options are recognized in the financial statements. Upon exercise, the effects, other than the tax benefit received by the Group, are recorded as movements in shareholders' equity. Newly issued shares to satisfy the exercise of options are recorded as increases in share capital and contributed surplus for a total amount equal to the exercise price. If treasury shares are utilized to satisfy the exercise of the stock options, the difference between the exercise price and the average value of treasury shares is recorded as a change in contributed surplus.

In certain circumstances the Group receives income tax benefits upon the exercise of stock options by certain employees. These benefits relate to the income tax deduction available to the Group for the difference between the exercise price and the fair value of the Group's common shares on the date of exercise. These benefits are reported as a reduction of income tax expense.

Income taxes

The provision for current income taxes is based on estimated taxable income. Deferred income taxes are provided to reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect in each of the relevant jurisdictions when such differences are expected to reverse. The effect of changes in the statutory tax rate is reflected in the statement of income in the period of such changes. Deferred tax assets and liabilities have been offset only when they relate to the same tax jurisdiction.

A valuation allowance is provided against net deferred tax assets, which are not considered probable of realization based on historical and expected profitability of the individual subsidiaries. Such assets are recognized when realized or when, based on expected future results, it becomes probable that they will be realized in future periods.

Net income per share

Basic net income per share is calculated by dividing the net income for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated by dividing the net income for the period by the weighted average number of common shares outstanding during the period adjusted for the effects of all potentially dilutive shares (i.e. employee stock options).

Recognition of revenues

Revenues from the sale of products are recognized on the transfer of ownership to third parties. Royalties are recognized at the time of sale of the licensed products and, in accordance with industry practice, are included in revenues.

Store opening/closing costs

Pre-opening expenditures incurred for new or remodeled retail stores are expensed as incurred except for rent paid during the construction period which is capitalized as part of leasehold improvements. When a store is closed, the remaining investment in fixtures and leasehold improvements, net of expected salvage, is charged to income and the present value of any remaining lease liability, net of expected sublease recovery, is also charged to income.

Shipping & Handling costs

Shipping & Handling costs billed to the customer are recorded on an accrual basis in cost of goods sold. Revenues arising from amounts billed to the customer for those costs are recorded as revenues. Shipping & Handling costs not billed to the customer are included in Selling, general and administrative expenses.

Communication expenses

Communication expenses, which include advertising, public relations and visual display expenses, are expensed as incurred.

Cooperative advertising programs

Expenditures for cooperative advertising programs, under which certain wholesale distributor costumers are reimbursed for a portion of the advertising costs they incur are included in Selling, general and administrative expenses.

Restructuring expenses

Restructuring expenses are classified as non operating when they relate to restructuring of acquired companies during the year immediately after the acquisition. Restructuring expenses related to operations which are already part of the Group are classified as operating expenses.

Reclassifications

Certain amounts in the 1999 and 2000 financial statements have been reclassified to conform with the 2001 presentation.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Additional information

The companies included in the consolidated financial statements at January 31, 2002 are listed in Note 27.

The financial statements used in the consolidation are those approved, or to be submitted for approval, by the shareholders of each company at their respective annual general meetings. Such statements have been reclassified to conform to international practice and adjusted, where necessary, to comply with Group accounting policies.

Fiscal years of the Group ended on January 31, 2000, 2001 and 2002.

All references to "financial statements" in these notes are to the "consolidated" financial statements for all periods, unless otherwise indicated.

Amounts included in the financial statements and notes are stated in thousands of United States Dollars except percentages and net income per share and share amounts and where otherwise noted.

All references to the "Group" or the "Company" relate to Gucci Group N.V. and its subsidiaries, unless otherwise indicated.

(4) Change in accounting principles

The Company adopted IAS 39 - "Financial instruments: recognition and measurement" on February 1, 2001. In accordance with IAS 39 the comparative financial statements for the period ended January 31, 2001 were not restated.

In accordance with IAS 39 the following accounting principles have been implemented.

Derivative financial instruments

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured periodically at their fair value. The accounting treatment of the changes in fair value depends on whether the hedging instrument is designated as a hedge of recognized assets or liabilities ("Fair value hedge") or as a hedge of forecasted transactions ("Cash flow hedge"). Changes in fair values of derivatives that are designated as Fair value hedges and that are highly effective are recorded in the income statement, along with any changes in fair value of the hedged asset or liability that is attributable to the hedged risk. Changes in the fair value of derivatives that are designated and qualify as Cash flow hedges and that are highly effective are deferred in the equity account, "Hedging reserve". Amounts deferred in the Hedging reserve and any subsequent changes in the value of the derivatives are recorded in the income statement in the same period and classified in the same income statement accounts as the related hedged transactions.

If a hedging instrument designated as a Cash flow hedge is sold or terminated prior to maturity, any related gains or losses continue to be deferred until the hedged transaction occurs. If the forecasted transaction in foreign currencies is no longer expected to take place the derivative instrument ceases to meet the criteria for designation as a Cash flow hedge. Accordingly as soon as this event occurs, any gains or losses arising from changes in fair value are recognized in income.

At the inception of hedging transactions, the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific forecasted transactions as well as measuring at the hedge inception and on an on-going basis the degree of effectiveness of the hedging instruments in offsetting changes in fair value or cash flows of the hedged items.

All outstanding derivatives at January 31, 2002 qualified for hedge accounting.

The fair value of the hedging instruments is estimated by reputable financial institutions on the basis of market conditions.

Long-term financial assets

The Company owns financial assets which it intends to hold to maturity. However, they may be sold in response to liquidity requirements or changes in interest rates. Accordingly, they are classified as "Available-for-sale".

All purchases and sales of financial assets are recognized on the trade date, which is the date that the Company commits to purchase or sell the asset. Financial assets are carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value are recognized directly in the equity account, "Fair value reserve", until the financial asset is sold, redeemed, or otherwise disposed of, or until the financial asset is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period.

The fair value of the financial assets is determined through reference to quoted market prices at the balance sheet date. If there are no market values available for the financial assets, the value is determined by reputable financial institutions on the basis of market conditions.

On February 1, 2001 the Group did not hold any long-term financial assets.

(5) Segment information

The Group has five operating segments: Gucci Division (excluding Gucci Timepieces), Gucci Group Watches, Yves Saint Laurent, YSL Beauté and Other Operations. Gucci Division (excluding Gucci Timepieces) includes all revenues from the sale and licensing of Gucci branded products other than those from the wholesale distribution activities of the Gucci brand watches. Gucci Group Watches includes the production and distribution of Gucci and other Gucci Group brand watches. Yves Saint Laurent, which is reported as a separate segment for the first time in 2001 (prior year segment information has been adjusted accordingly), includes all revenues from the sale and licensing of Yves Saint Laurent branded products other than those from the wholesale distribution of Yves Saint Laurent parfumes, cosmetics and watches. YSL Beauté includes revenues from the sale of perfume, make-up and skincare products other than Gucci and Boucheron brand perfume. Other Operations includes revenues from operations, which are not individually material. The non-operating segment Corporate includes the parent company and certain subsidiaries which are involved principally in financial transactions and which do not generally sell to third parties as well as the expenses related to certain employees and members of management, who perform Group corporate functions, which are not allocated to the individual operating business segments. Inter-segment transactions are priced on an arm's length basis in a manner similar to transactions with third parties.

The following table presents information about the Company by segment of activity:

	2001	2000	1999
Gucci Division (excluding Gucci Timepieces)			
Revenues from external customers	**1,335,229**	1,293,855	987,475
Revenues from other segments	**26,233**	26,297	23,052
Total revenues	**1,361,462**	1,320,152	1,010,527
Operating profit before goodwill amortization	**407,771**	326,434	217,910
Goodwill amortization	**23,671**	8,751	1,047
Operating profit after goodwill amortization	**384,100**	317,683	216,863
Depreciation	**47,313**	42,063	36,914
Assets	**888,444**	719,112	590,518
Liabilities	**197,898**	240,644	180,953
Capital expenditures	**179,773**	148,848	86,720
Gucci Group Watches[1]			
Revenues from external customers			
Gucci	**178,135**	197,967	199,493
Other Brands	**26,914**	9,692	-
Total revenues from external customers	**205,049**	207,659	199,493
Revenues from other segments	**17,815**	18,116	13,073
Total revenues	**222,864**	225,775	212,566
Operating profit before goodwill and trademark amortization	**52,200**	78,867	75,558
Goodwill and trademark amortization	**10,575**	5,999	5,763
Operating profit after goodwill and trademark amortization	**41,625**	72,868	69,795
Depreciation	**3,562**	1,914	1,329
Assets	**332,003**	312,607	184,486
Liabilities	**46,905**	46,986	29,778
Capital expenditures	**7,547**	19,724	3,693

(continued)

[1] The Gucci Group Watches segment includes the production and wholesale distribution of Gucci and other brand watches.

(continued)

	2001	2000	1999
Yves Saint Laurent			
Revenues from external customers	**90,019**	96,782	7,578
Revenues from other segments	**83**	200	-
Total revenues	**90,102**	96,982	7,578
Operating (loss) before goodwill and trademark amortization	**(68,035)**	(15,650)	(237)
Goodwill and trademark amortization	**19,866**	18,794	654
Operating (loss) after goodwill and trademark amortization	**(87,901)**	(34,444)	(891)
Depreciation	**7,211**	5,334	73
Assets	**449,588**	493,375	494,912
Liabilities	**101,055**	113,885	82,331
Capital expenditures	**40,301**	15,714	-
YSL Beauté			
Revenues from external customers	**460,081**	535,346	31,661
Revenues from other segments	**1,805**	715	58
Total revenues	**461,886**	536,061	31,719
Operating profit (loss) before goodwill and trademark amortization	**30,199**	43,063	(3,506)
Goodwill and trademark amortization	**34,033**	37,199	1,588
Operating profit (loss) after goodwill and trademark amortization	**(3,834)**	5,864	(5,094)
Depreciation	**13,253**	10,707	615
Assets	**925,632**	974,175	1,181,564
Liabilities	**172,571**	219,138	223,485
Capital expenditures	**18,371**	13,188	2,863

(continued)

(continued)

	2001	2000	1999
Other Operations[2]			
Revenues from external customers	**194,627**	124,869	9,939
Revenues from other segments	**4,907**	1,603	-
Total revenues	**199,534**	126,472	9,939
Operating profit (loss) before goodwill and trademark amortization	**(33,211)**	12,970	410
Goodwill and trademark amortization	**27,845**	12,475	461
Operating profit (loss) after goodwill and trademark amortization	**(61,056)**	495	(51)
Depreciation	**6,983**	3,614	519
Assets	**776,331**	431,992	96,814
Liabilities	**88,077**	59,952	17,997
Capital expenditures	**43,495**	4,428	290
Corporate			
Operating costs	**(31,692)**	(35,784)	(13,005)
Depreciation	**4,050**	3,145	2,276
Assets	**213,382**	195,554	218,176
Liabilities	**271,458**	205,442	246,555
Capital expenditures	**15,122**	80,763	2,162
Elimination			
Revenues from other segments	**(50,843)**	(46,931)	(36,183)
Operating profit before goodwill and trademark amortization	**(2,165)**	(1,501)	(3,936)
Operating profit after goodwill and trademark amortization	**(2,165)**	(1,501)	(3,936)
Assets	**(200,645)**	(137,508)	(268,233)
Liabilities	**(280,194)**	(237,163)	(247,816)

(continued)

2 The Other Operations segment includes revenues from operations which individually are not material to the Group.

(continued)

	2001	2000	1999
Consolidated			
Revenues from external customers	**2,285,005**	2,258,511	1,236,146
Operating profit before goodwill and trademark amortization	**355,067**	408,399	273,194
Goodwill and trademark amortization	**115,990**	83,218	9,513
Operating profit after goodwill and trademark amortization	**239,077**	325,181	263,681
Depreciation	**82,372**	66,777	41,726
Segment assets	**3,384,735**	2,989,307	2,498,237
Unallocated assets	**3,052,409**	3,309,757	3,053,460
Consolidated total assets	**6,437,144**	6,299,064	5,551,697
Segment liabilities	**597,770**	648,884	533,283
Unallocated liabilities	**1,845,385**	1,515,163	1,151,537
Consolidated total liabilities	**2,443,155**	2,164,047	1,684,820
Capital expenditures	**304,609**	282,665	95,728

As required by IAS 14 (Revised), unallocated assets and liabilities include current and deferred taxation and financial assets and liabilities.

The following table presents information about the Company by geographic area:

	2001	2000	1999
United States			
Revenues from external customers	**483,540**	537,451	344,315
Assets	**390,783**	291,702	198,526
Capital expenditures	**73,409**	68,628	37,786
Italy			
Revenues from external customers	**300,714**	283,563	159,237
Assets	**813,720**	584,602	397,266
Capital expenditures	**74,530**	111,279	22,135
France			
Revenues from external customers	**210,934**	205,669	31,347
Assets	**1,782,503**	1,783,621	1,683,782
Capital expenditures	**33,413**	21,410	7,311

(continued)

(continued)

	2001	2000	1999
Rest of Europe			
Revenues from external customers	**415,778**	403,565	184,033
Assets	**769,202**	566,404	269,690
Capital expenditures	**89,181**	52,831	9,942
Japan			
Revenues from external customers	**462,497**	399,093	257,156
Assets	**180,721**	151,014	129,873
Capital expenditures	**20,180**	9,858	16,949
Rest of Asia			
Revenues from external customers	**294,018**	295,474	220,384
Assets	**108,378**	108,653	61,475
Capital expenditures	**13,767**	18,606	1,581
Rest of world			
Revenues from external customers	**117,524**	133,696	39,674
Assets	**7,577**	7,982	3,459
Capital expenditures	**129**	53	24
Elimination			
Assets	**(668,149)**	(504,671)	(245,834)
Consolidated			
Revenues from external customers	**2,285,005**	2,258,511	1,236,146
Segment assets	**3,384,735**	2,989,307	2,498,237
Unallocated assets	**3,052,409**	3,309,757	3,053,460
Consolidated total assets	**6,437,144**	6,299,064	5,551,697
Capital expenditures	**304,609**	282,665	95,728

Assets in France and in Italy include US$ 1,255.8 million and US$ 218.8 million, respectively, of intangible assets (goodwill and trademarks), which relate to global operations; it is not possible to allocate these values to individual geographic segments.

Rest of Asia includes principally China, Guam, Hong Kong, Korea, Taiwan, Singapore and Malaysia.

Rest of world includes principally North America excluding the United States, South America, the Middle East and Australia.

(6) Inventories, net

Inventories, net of allowances for excess and obsolete items, at January 31, 2002 and 2001 consisted of the following:

	2001	2000
Finished goods	**285,248**	241,069
Work in progress	**24,860**	17,628
Raw materials	**78,580**	71,896
Inventories, net	**388,688**	330,593

(7) Other current assets

Other current assets at January 31, 2002 and 2001 consisted of the following:

	2001	2000
VAT & other taxes	**110,642**	95,443
Prepaid expenses	**64,693**	40,786
Hedge transactions	**2,746**	24,153
Prepaid tax	**22,353**	5,225
Other	**45,229**	41,826
Other current assets	**245,663**	207,433

(8) Property, plant and equipment, net

Property, plant and equipment, net, at January 31, 2002 and 2001 consisted of the following:

	2001	2000
Land	**114,303**	75,166
Buildings	**137,344**	124,293
Plant and production equipments	**57,164**	57,365
Furniture and fixtures	**82,982**	72,096
Leasehold improvements	**225,444**	174,065
Electronic office machines	**44,255**	34,891
Construction in progress	**44,884**	41,063
Other	**22,830**	14,005
Property, plant and equipment, gross	**729,206**	592,944
Accumulated depreciation	**(131,649)**	(118,942)
Property, plant and equipment, net	**597,557**	474,002

The movements in property, plant and equipment were as follows:

Cost	**2001**	2000
Opening balance	**592,944**	409,787
Additions	**219,020**	223,965
Acquisitions	**11,441**	14,069
Disposals	**(56,697)**	(34,713)
Currency translation	**(37,502)**	(20,164)
Closing balance	**729,206**	592,944

Accumulated depreciation	**2001**	2000
Opening balance	**118,942**	94,882
Charge for the year	**68,675**	54,854
Disposals	**(49,131)**	(27,721)
Currency translation	**(6,837)**	(3,073)
Closing balance	**131,649**	118,942

Additions to land, buildings and construction in progress include leasehold and property improvements as well as furniture and fixtures amounting to US$ 99.2 million for new stores and store refurbishments and expansions as well as US$ 46.4 million paid for the purchase of two retail properties in London and Venice.

(9) Goodwill, trademarks, other intangible assets and deferred charges, net

Trademarks and accumulated amortization at January 31, 2002 and 2001 consisted of the following:

	2001			2000
	Gross	Accumulated amortization	Net	Net
Yves Saint Laurent	**812,915**	**83,997**	**728,918**	795,460
Other brands	**331,024**	**30,822**	**300,202**	283,550
Total trademarks	**1,143,939**	**114,819**	**1,029,120**	1,079,010

The movements in trademarks were as follows:

Cost	**2001**	2000
Opening balance	**1,135,989**	1,066,014
Acquisitions	**53,336**	149,217
Currency translation	**(45,386)**	(79,242)
Closing balance	**1,143,939**	1,135,989

Accumulated amortization	**2001**	2000
Opening balance	**56,979**	2,267
Charge for the year	**57,520**	55,371
Currency translation	**320**	(659)
Closing balance	**114,819**	56,979

The movements in goodwill were as follows:

Cost	**2001**	2000
Opening balance	**554,857**	394,900
Acquisitions	**213,382**	240,716
Adjustments to prior year value	**(3,188)**	(61,924)
Currency translation	**(21,168)**	(18,835)
Closing balance	**743,883**	554,857

Accumulated amortization	**2001**	2000
Opening balance	**43,534**	14,751
Charge for the year	**58,470**	27,847
Currency translation	**(7,576)**	936
Closing balance	**94,428**	43,534

Adjustments to prior year value include the final allocation of the purchase price of prior year acquisitions (Boucheron and Bédat) to identified assets and liabilities of the acquired companies for which information was not available on the date of the acquisitions, as well as minor adjustments to the price of certain prior year acquisitions.

Other intangible assets consisted of the following:

	2001	2000
Store lease acquisitions	**104,520**	42,478
Software	**32,819**	25,236
Licenses repurchased	**44,418**	43,353
Other	**34,105**	26,442
Intangible assets, gross	**215,862**	137,509
Accumulated amortization	**(42,462)**	(27,268)
Intangible assets, net	**173,400**	110,241

The movements in other intangible assets were as follows:

Cost	**2001**	2000
Opening balance	**137,509**	72,108
Additions	**85,589**	58,700
Acquisitions	**2,505**	1,987
Disposals	**(2,932)**	(6,204)
Reclassifications	**265**	18,075
Currency translation	**(7,074)**	(7,157)
Closing balance	**215,862**	137,509

Accumulated amortization	**2001**	2000
Opening balance	**27,268**	18,763
Charge for the year	**13,697**	11,923
Disposals	**(1,474)**	(2,980)
Currency translation	**2,971**	(438)
Closing balance	**42,462**	27,268

(10) Long-term financial assets

Long-term financial assets on January 31, 2002 consisted of the following bonds:

	S&P Rating	Nominal value*	Fair value US$	Yield	Expiration date
KFW International Finance	AAA	US$ 245,000	243,089	3.73%	24/01/2005
Dexia Municipal Agency	AAA	€ 27,175	22,915	4.25%	12/01/2007
			266,004		

* In thousands

At the beginning of the year the Company did not hold material long-term financial assets.

The KFW International Finance bond is pledged as security for a US$ 230 million letter of credit issued in connection with the settlement of the dispute among the Group, PPR and LVMH (see Note 15). The Company intends to hold this investment until its maturity, but in the future may choose to use other financial assets as security for the letter of credit.

The Dexia Municipal Agency bond is held in connection with a Euro 135 million loan repayable in 2006. Under the terms of the loan, the Company is permitted to substitute the bond with another one of similar quality and characteristics.

(11) Bank overdrafts and short-term loans

Bank overdrafts and short-term loans at January 31, 2002 and 2001 consisted of the following:

	January 31, 2002			January 31, 2001		
Currency	Nominal currency value*	Amount in US$	Weighted average interest rate	Nominal currency value*	Amount in US$	Weighted average interest rate
US Dollars	58,000	58,000	2.10%	33,000	33,000	5.76%
Euro	256,986	221,959	3.61%	62,512	58,092	4.99%
Japanese Yen	25,966,000	195,475	0.29%	-	-	-
Swiss Franc	132,000	77,306	2.05%	-	-	-
Other		108,127			20,688	
Total		660,867	2.06%		111,780	5.27%

* In thousands

The other balances are composed of numerous small balances held by the Group's individual subsidiaries.

Credit lines

On July 21, 2000 the Group signed a syndicated loan, which includes certain financial covenants all of which are satisfied on January 31, 2002 and which provides for two multi-currency revolving credit facilities of Euro 333 million and Euro 667 million, respectively. Terms and conditions of these facilities are summarized as follows:

	Expiration date	Interest rate per annum	Commitment fee per annum
Facility A	20/07/2001	Libor + 0.25%	0.0833% on the undrawn portion
Facility B	21/07/2005	Libor + 0.275% in year 1 - 3	0.1375% on the undrawn portion
		Libor + 0.30% in year 4 - 5	0.15% on the undrawn portion

Under the agreement the Company had the option to extend the original expiration date of Facility A on July 20, 2001, for an additional year by transforming it from a revolving credit line into a loan for the amount outstanding as at the first year expiration date. On July 19, 2001 the option was exercised. At January 31, 2002 the outstanding loan amounted to US$ 287.6 million, bearing interest at Libor plus 0.275% per annum. It is classified as a short-term loan expiring on July 19, 2002.

At January 31, 2002, US$ 352.1 million was drawn against Facility B (US$ 569.2 million as at January 31, 2001). As the Company intends to renew this loan periodically, it has been classified as a long-term financial payable.

At January 31, 2002 the Group had additional available lines of credit, which were not firm commitments, totaling US$ 457.7 million (US$ 298.4 million as at January 31, 2001).

(12) Income taxes

Income tax expense for 2001, 2000 and 1999 was as follows:

	2001	2000	1999
Current	**121,285**	139,470	56,137
Deferred	**(69,014)**	(94,670)	6,651
Income tax expense	**52,271**	44,800	62,788

The following table sets out the reconciliation between the effective tax rate and the statutory tax rate in The Netherlands:

	2001	2000	1999
Statutory tax rate in The Netherlands	**35.0%**	35.0%	35.0%
Effect of different rate applicable to interest income of Gucci Luxembourg	**(14.7%)**	(18.1%)	(10.2%)
Effect of different statutory rates applicable to operating subsidiaries	**(10.7%)**	(7.0%)	(11.7%)
Effect of tax rate changes in France and Italy	**-**	(4.4%)	-
Non-deductible expenses	**6.8%**	5.2%	3.7%
Benefit on exercise of stock options	**(0.1%)**	(0.9%)	(0.7%)
Benefit from tax losses brought forward	**-**	-	(0.9%)
Other	**(0.3%)**	1.8%	0.7%
Effective tax rate	**16.0%**	11.6%	15.9%

Deferred tax balances, net of the valuation allowance, reflected in the financial statements at January 31, 2002 and 2001 were related to the following items:

	2001		2000	
	Assets	Liabilities	Assets	Liabilities
Inventory	**73,116**	**-**	62,182	-
Intangible assets	**28,454**	**290,678**	41,920	325,095
Tangible assets	**-**	**11,901**	-	10,101
Net operating loss carry-forwards	**60,318**	**-**	38,714	-
Accrued compensation expenses	**9,076**	**-**	13,969	-
Accrued restructuring expenses	**2,468**	**-**	10,953	-
Depreciation and amortization	**3,361**	**9,960**	6,955	8,098
Accrued expenses	**10,709**	**-**	5,184	-
Non income taxes	**6,328**	**-**	2,840	-
Other	**8,192**	**1,243**	6,333	2,223
Deferred tax balances	**202,022**	**313,782**	189,050	345,517

The total deferred tax balance for net operating loss carry-forwards amounts to US$ 88,822 thousand (US$ 63,282 thousand in 2000) against which a valuation allowance of US$ 28,504 thousand (US$ 24,568 thousand in 2000) has been provided to reflect the uncertainty as to the recoverability of certain of these assets.

At January 31, 2002, the Group net operating loss carry-forwards expire as follows:

2003	15,389
2004	706
2005	22,389
2006	101,789
2007 and beyond	61,067
Without expiration	46,891
Total	248,231

(13) Long-term financial payables

Long-term financial payables at January 31, 2002 and 2001 consisted of the following:

	Floating rate					Fixed rate		Total	
	Euro	CHF	US$	GBP	Yen	Euro	Yen	2002	2001
Due in fiscal year:									
2002	-	-	-	-	-	-	-	-	278,399
2003	-	1,344	-	1,553	17,812	681	2,499	23,889	652
2004	-	1,344	-	1,553	55,467	724	43,904	102,992	43,768
2005	107,099	1,344	245,000	1,553	5,270	771	2,499	363,536	569,956
2006	116,599	466	-	1,553	31,618	820	25,084	176,140	15,071
Beyond 2006	-	5,927	-	14,751	-	14,916	5,059	40,653	-
Other								4,837	4,048
Total	223,698	10,425	245,000	20,963	110,167	17,912	79,045	712,047	911,894
Weighted average interest rate	3.19%	2.24%	2.16%	5.06%	0.45%	6.40%	1.09%	2.29%	4.79%

The other balances are composed of numerous small balances held by the Group's individual subsidiaries.

The carrying value of long-term liabilities approximates fair value.

(14) Pension liabilities and severance indemnities

Pension liabilities and severance indemnities at January 31, 2002 and 2001 consisted of the following:

	2001	2000
Staff leaving indemnities	**35,476**	34,325
Deferred compensation	**3,160**	2,027
Other	**2,433**	1,565
Pension liabilities and severance indemnities	**41,069**	37,917

Pension liabilities and severance indemnities at January 31, 2002 and 2001 relate to employees in the following countries:

	2001	2000
Italy	**17,004**	13,783
France	**17,264**	17,720
Other	**6,801**	6,414
Pension liabilities and severance indemnities	**41,069**	37,917

In Italy staff leaving indemnity is paid to all employees on termination of their employment.

Each year, the Group accrues for each employee an amount partly based on the employee's remuneration and partly based on the revaluation of the amounts previously accrued.

The indemnity is an unfunded, but fully provided, liability.

In France employees are entitled to a leaving indemnity if they leave the company in certain circumstances. The liability is based on an actuarial valuation based on a prudent assessment of the relevant parameters, which were as follows:

	2001	2000
Discount rate	**5.8%**	6.0%
Projected future remuneration increases	**3.8%**	3.0%
Projected future employee turnover	**2-7%**	2-7%

The movements in pension liabilities and severance indemnities were as follows:

	2001	2000
Opening balance	**37,917**	38,452
Accruals for the year	**6,662**	5,596
Acquisitions	**1,653**	1,080
Payments	**(2,304)**	(5,415)
Currency translation	**(2,859)**	(1,796)
Closing balance	**41,069**	37,917

(15) Shareholders equity

Share Capital

As of January 31, 2002 and 2001 the authorized share capital of Gucci Group N.V. amounts to € 226.5 million and is divided into 224,215,247 shares each with a par value of € 1.01, of which 102,627,703 were issued. 1,905,300 and 2,532,498 of these shares were held in treasury by the Company on January 31, 2002 and 2001, respectively.

Dividends

On May 8, 2001 the Supervisory Board approved a dividend of US$ 0.50 per share. Following approval of the Annual Accounts by Shareholders at the Annual General Meeting on June 20, 2001, the Company paid a dividend from the result of the year 2000 of US$ 0.50 per share. In 2000 the dividend distributed was US$ 0.45 per share.

On December 14, 2001, pursuant to the Settlement Agreement signed by the Group, PPR and LVMH (*see Strategic Alliance, below*), the Company paid a special cash dividend of US$ 7.00 per Common Share to all shareholders except PPR, which waived its right to receive the special dividend.

Strategic Alliance

In January 1999, LVMH – Moët Hennessy Louis Vuitton ("LVMH") made an uninvited acquisition of 34.4% of the Common Shares of the Company (20,154,985 shares). In February 1999, the Company issued 20,154,985 shares to an Employee Stock Ownership Plan ("ESOP") (*see Employee Stock Ownership Plan, below*). Following litigation with respect to the ESOP (*see Employee Stock Ownership Plan, below*), on March 19, 1999, the Company entered into a Strategic Investment Agreement ("SIA") with Pinault Printemps Redoute S.A. ("PPR") pursuant to which the Company issued 39,007,133 shares to Societé Civile de Gestion Financière Marothi ("Marothi"), a wholly owned subsidiary of PPR in exchange for approximately US$ 3 billion. LVMH challenged the strategic alliance in court in The Netherlands. On September 10, 2001, the Company, PPR and LVMH entered into a comprehensive settlement of the legal actions pending on that date.

The Settlement Agreement provided for the purchase by PPR of 8,579,337 Common Shares, representing approximately 8.6% of the Company's then outstanding share capital, from LVMH at a price of US$ 94 per Common Share.

Pursuant to the Settlement Agreement, PPR, LVMH and the Group dismissed all pending litigation, claims and actions relating to, *inter alia*, the shareholdings of LVMH or PPR in the Company, the acquisitions of such shareholdings or the granting of options to Company management.

Pursuant to the Settlement Agreement, PPR has agreed to commence an Offer to all holders of Common Shares at a price of US$ 101.50 (the "Offer Price") per Common Share on March 22, 2004, with payment to be made on or before April 30, 2004 (such period *from March 22, 2004 through April 30, 2004 being referred to herein as the "Offer* Period"). If, immediately prior to the expiration of the Offer Period, the Common Shares not tendered in the Offer and the Common Shares issuable upon exercise of outstanding options granted to employees of Gucci to purchase Common Shares constitute less than the *greater of* (1) *15% of the then-outstanding Common Shares and* (2) 15 million Common Shares, PPR will provide a subsequent offering period of no less than 10 days following its acceptance for payment of Common Shares tendered in the initial offering period (as contemplated by Rule 14d-11 under the U.S. Securities Exchange Act of 1934, as amended). PPR may delay the commencement of the Offer for a maximum of six months upon the occurrence of a Force Majeure Event, provided that PPR may only defer the Offer for so long as the Force Majeure Event exists and the existence of such event must be confirmed by a majority of the Independent Directors.

LVMH and the Company (but no other third parties) would have the right to seek monetary damages and/or specific performance from PPR if it fails to honor its obligations under the Settlement Agreement, including an injunction to require PPR to commence the Offer and purchase the Common Shares in accordance with the terms of the Settlement Agreement.

Under a simultaneously executed Amended and Restated Strategic Investment Agreement ("Restated SIA") among the Company, PPR and Marothi, in the event that PPR fails to commence and complete the Offer in accordance with the terms set forth in the Settlement Agreement, which were reiterated in the Restated SIA, a majority of the Independent Directors shall have the ability to seek specific performance, sue for damages and/or distribute a stock dividend for each issued and outstanding Common Share not owned by PPR so that as a result of such stock dividend, PPR's share ownership shall be reduced to 42% of the issued and outstanding Common Shares. In the event the Independent Directors cause the Company to distribute a stock dividend, the number of Supervisory Board members nominated by PPR would be reduced by one member and PPR would be prohibited from acquiring additional Common Shares unless it does so pursuant to a public offer for all of the outstanding Common Shares which is recommended to the Company's shareholders by the Independent Directors.

Net income per share

The numerator for the calculation of both the basic and fully diluted net income per share is "Net income for the year".

Options granted in accordance with the Company's Incentive Stock Option Plan are the only items which can dilute net income per share. The denominator used in "Basic net income per share" and "Diluted net income per share" is calculated using the treasury stock method as shown in the following table:

	January 31, 2002	January 31, 2001
Denominator in calculating basic net income per share	**100,174,358**	99,923,430
Add: In the money options outstanding	**5,118,230**	5,349,767
Less: Treasury shares *	**3,768,548**	3,682,465
Denominator in calculating diluted net income per share	**101,524,040**	101,590,732

* Theoretical treasury shares which would be acquired from proceeds of exercise of all in-the-money options outstanding.

2,764,800 options to purchase shares of common stock with an average strike price of US$ 110.43 exceeding the share price of US$ 86.00 on January 31, 2002 were outstanding as at January 31, 2002 (2,547,500 as at January 31, 2001). They were not included in the computation of diluted net income per share because their inclusion in the calculation would have been anti-dilutive.

Hedging reserve

As a result of adopting IAS 39 on February 1, 2001 a gain, net of deferred income tax, of US$ 8.1 million was recorded in the equity account Hedging reserve. This amount was the fair value at that date of derivatives designated as Cash flow hedges of future transactions in currencies other than the US Dollar.

During the period the movements of the Hedging reserve were as follows:

Fair value upon adoption of IAS 39 on February 1, 2001 on Cash flow hedge	8,083
Net gain on hedges related to transactions completed during the period February 1, 2001 - January 31, 2002	(11,456)
Changes during the year of the fair value of Cash flow hedges outstanding as at January 31, 2002	(3,615)
Balance at January 31, 2002	(6,988)

Fair value reserve

During the period the movements of the Fair value reserve were as follows:

Fair value upon adoption of IAS 39 on February 1, 2001 on available-for-sale investments	-
Change in fair value of available-for-sale investments	(2,127)
Balance at January 31, 2002	(2,127)

Foreign currency adjustments

Movements in foreign currency adjustments account in 2001 and 2000 were as follows:

	2001	2000
Opening balance	**(128,826)**	(74,060)
Translation of opening net equity and consolidation adjustments	**(64,121)**	(39,395)
Translation of newly acquired companies	**(4,188)**	(6,470)
Translation of result for the period	**(9,459)**	(2,151)
Translation of long-term inter-company accounts receivable	**(15,528)**	(6,750)
Movement of the period	**(93,296)**	(54,766)
Closing balance	**(222,122)**	(128,826)

Employee Stock Ownership Plan

On February 18, 1999, pursuant to a newly adopted Employee Stock Ownership Plan ("ESOP"), the Company issued 20,154,985 new shares (the "Shares") to Gucci Holdings B.V., a company owned by a Dutch foundation, for the benefit of the Company's employees, in exchange for a Note and subject to the right of the Company to repurchase the Shares in exchange for the cancellation of the Note and payment of certain benefits to employees. On May 27, 1999, the Enterprise Chamber of the Amsterdam Court of Appeals cancelled the resolution issuing the Shares. Notwithstanding the cancellation of the ESOP, in March 2000, the Company adopted a program to award the beneficiaries of the ESOP shares or cash equal to approximately € 5.7 million that they would have received had the ESOP continued to its expiration date, February 18, 2003.

Because of the Enterprise Chamber's cancellation order, the Shares were not reflected in the financial statements for the year ended January 31, 2000. On September 27, 2000, the Supreme Court of the Netherlands vacated the decision of the Enterprise Chamber, with the result that the ESOP was reestablished. On November 8, 2000, the Company and the Dutch foundation agreed to terminate the ESOP and on November 10, 2000, Gucci Group N.V. purchased Gucci Holdings B.V., and thus the Shares for a consideration of one (1) guilder, plus further assurances that the affected employees would receive newly issued shares of the Company in lieu of the entire economic benefits that they would have received had the ESOP run its full term. The Company expects to issue in total approximately 44,000 shares in fulfillment of its commitment to the employees. The issuance of these shares will have no material impact on the Company's net income or shareholders' equity. Gucci Holdings B.V. was merged into the Company and, on December 20, 2001, pursuant to the direction of the shareholders at the Annual General Meeting, the shares were cancelled. The 20,154,985 shares were not reflected in the financial statements for the period ended January 31, 2001.

(16) Stock option plan

Under the Incentive Stock Option Plan the Company issues options to employees and directors to purchase shares of the Company. Such options will generally vest proportionally for each complete year of service to the Company over a period up to five years from the date of issuance, and generally expire ten years from the date of issuance.

During December 2001 the Company paid a US$ 7.00 special dividend to all shareholders, except PPR, pursuant to the settlement of outstanding litigation between the Group, PPR, and LVMH (see Note 15). In order to implement an equitable treatment for the benefit of the participants in the Company's stock option plan, the Supervisory Board approved a one-time extraordinary reduction of US$ 7.00 in the exercise price of each option granted prior to September 10, 2001 under the Company's stock option plan.
In fiscal 2001 no share option lapsed.

The following table summarizes the combined option activity (all amounts are stated in US Dollars, except for share amounts):

	2001		2000		1999	
	Shares	Weighted average price	Shares	Weighted average price	Shares	Weighted average price
Outstanding at beginning of the year	**9,381,049**	**83.67**	3,448,057	53.77	4,788,787	44.00
Granted	**1,044,900**	**85.43**	6,267,800	98.37	971,900	76.04
Exercised	**612,475**	**39.63**	330,291	50.67	2,230,625	42.25
Cancelled	**181,671**	**72.35**	4,517	62.22	82,005	60.18
Outstanding at the end of the year	**9,631,803**	**79.36**	9,381,049	83.67	3,448,057	53.77
Exercisable at the end of the year	**4,256,263**	**62.08**	3,109,836	57.26	1,758,895	44.96
Total granted options, net of cancelled as at the year end	**14,639,047**	**N/A**	13,775,818	N/A	7,512,535	N/A
Available for grant at the end of the year based on Shareholders' authorization	**1,375,397**	**N/A**	738,626	N/A	1,001,909	N/A

Additional information regarding options at January 31, 2002, was as follows:

Range of exercise price	Options outstanding			Options exercisable	
	Number outstanding	Weighted average remaining contractual life (months)	Weighted average exercise price	Number exercisable	Weighted average exercise price
15.000	50,295	45.0	15.000	50,295	15.000
22.000 – 39.938	816,037	72.5	36.092	705,217	36.222
40.625 – 59.625	1,084,060	76.7	47.855	798,580	44.800
62.500 – 70.910	1,369,461	99.9	67.862	1,354,461	67.828
71.685 – 79.900	1,406,975	104.3	76.558	234,000	74.911
80.750 – 95.042	2,444,975	100.8	83.099	1,109,710	83.172
103.000 – 128.000	2,460,000	101.0	113.202	4,000	112.688
Total	9,631,803	N/A	79.361	4,256,263	62.079

(17) Net revenues

Net revenues include royalty income primarily from the use of the Gucci brand related to eyewear, fragrances and ready-to-wear as well as from the use of the Yves Saint Laurent and other brands for various products.

Royalties related to the following trademarks:

	2001	2000	1999
Gucci	**45,818**	40,234	29,236
Yves Saint Laurent	**19,089**	32,716	4,477
Other	**3,218**	83	-
Total	**68,125**	73,033	33,713

(18) Selling, general and administrative expenses

Selling, general and administrative expenses in 2001, 2000, and 1999 were as follows:

	2001	2000	1999
Store	**385,222**	336,263	242,623
General and administrative	**359,868**	348,608	167,053
Communication	**258,912**	242,255	94,546
Selling	**141,895**	145,038	31,431
Shipping & Handling	**54,724**	51,526	18,552
Marketing & Promotions	**25,352**	18,238	1,916
Royalties expense	**7,863**	11,238	1,133
Research & Development	**7,158**	7,095	603
Selling, general and administrative expenses	**1,240,994**	1,160,261	557,857

(19) Financial income, net

Financial income, net, in 2001, 2000 and 1999 consisted of the following:

	2001	2000	1999
Interest income	**134,288**	199,002	160,085
Interest (expense)	**(56,809)**	(46,943)	(22,453)
Financial income (expense) from hedging transactions	**801**	(5,399)	(3,059)
Other	**220**	391	(946)
Financial income, net	**78,500**	147,051	133,627

(20) Restructuring expenses

Restructuring expenses of approximately US$ 7.5 million in 2001 were primarily for severance payments at Boucheron, Balenciaga and Bottega Veneta, which were offset by the reversal of the over-accrual of certain restructuring expenses in Yves Saint Laurent and YSL Beauté provided in 2000.

(21) Commitments and contingencies

Leases

Annual future minimum fixed rental payments under non-cancellable operating leases as of January 31, 2002, were as follows:

Fiscal year	Store	Other	Total
2002	62,828	20,864	83,692
2003	59,567	19,257	78,824
2004	51,819	16,718	68,537
2005	45,848	15,328	61,176
2006	39,947	14,107	54,054
Thereafter	162,306	33,238	195,544
Total	422,315	119,512	541,827

In addition to future minimum rental payments, the Group is committed to paying a fixed percentage of net sales in excess of specified amounts for certain of its stores. In Japan the rental contracts do not specify minimal rental payments, but provide for payments calculated as a percentage of sales.

Total store rent expense for 2001, 2000 and 1999 was as follows:

	2001	2000	1999
Fixed rent	**65,166**	50,430	39,173
Variable rent	**88,485**	80,692	64,561
Total store rent	**153,651**	131,122	103,734

Supply contracts

Unrelated subcontractors assemble the Group's leather goods. In order to ensure the availability of production capacity, the Group enters into agreements with certain suppliers, which included minimum supply commitments over periods up to three years.

The total amount of the future commitments related to these agreements at January 31, 2002, was as follows:

Fiscal year	
2002	31,691
2003	21,337
2004	19,070
Total	*72,098*

Hedging contracts

During the period, the Group entered into derivative transactions to cover its foreign exchange exposure related to anticipated future transactions in currencies other than the reporting currency of the Group.

As disclosed in Note 26, the Company will change its reporting currency to the Euro starting on February 1, 2002. Consequently, as of January 31, 2002 the Company entered into derivative contracts to hedge its exposure to future cash flows in US Dollars, while it no longer holds any outstanding hedge against the Euro.

The notional values of the contracts outstanding at January 31, 2002 and January 31, 2001 were the following:

2001	Forward	Combination options	Total
US Dollars	161,942	231,748	393,690
Japanese Yen	159,255	335,586	494,841
English Pound	56,380	-	56,380
Hong Kong Dollars	46,392	-	46,392
Korean Won	15,428	-	15,428
Total	439,397	567,334	1,006,731

2000	Forward	Combination options	Total
Euro	401,071	171,410	572,481
English Pound	8,094	-	8,094
Japanese Yen	85,539	166,483	252,022
Total	494,704	337,893	832,597

Subsidiaries of the Group entered into forward contracts in relation to trade accounts receivable and financial receivables, denominated in the currencies indicated below.

The contracts outstanding at January 31, 2002 and January 31, 2001 were as follows:

Currencies	**2001**	2000
Euro	-	138,907
US Dollar	**341,799**	-
Japanese Yen	**147,756**	32,613
Swiss Franc	**125,304**	-
English Pound	**29,341**	15,910
Other currencies	**17,299**	53,693
Total	**661,499**	241,123

All contracts mature at various dates from February 2002 to December 2004.

All contracts are entered into with major financial institutions and, consequently, the Group does not expect default by the counter-parties.

Litigation

As of January 31, 2002, the Group's management and legal advisors consider that the minor unresolved legal actions in which the Group was involved will not have a material adverse effect on the financial position, results of operations or cash flows of the Group.

Letter of credit

In addition to the other protections under the Settlement Agreement (see Note 15), the Group procured a letter of credit for the benefit of shareholders other than PPR and LVMH. On October 22, 2001, Citibank N.A. (Milan Branch) issued an irrevocable letter of credit in an amount not to exceed US$ 230 million, which will be available to all the Group shareholders, other than PPR and LVMH, in the event that PPR fails to consummate the Offer. KAS Associatie N.V. is the beneficiary of the letter of credit and has agreed to act as paying agent for the benefit of all the Group shareholders, other than PPR and LVMH. The letter of credit is guaranteed by a US$ 245 million bond issued by KFW International Finance as disclosed in Note 10.

Commitment to minority shareholders

Certain minority shareholders of the Group's companies have the right through put options to sell their interests in these companies to the Gucci Group in the future. These contractual agreements between the Gucci Group and these minority shareholders extend for various periods up to fifteen years. In most cases the exercise price of a put option depends on the future financial performance and valuation of the company, to which the option is related.

(22) Additional disclosures

Employee remuneration

Remuneration in 2001, 2000 and 1999 consisted of the following:

	2001	2000	1999
Salaries and wages	**402,152**	358,352	171,038
Social contributions	**63,197**	68,959	21,163
Pension and severance indemnities	**9,319**	7,807	4,962
Total remuneration	**474,668**	435,118	197,163

Number of employees

The average number of employees during 2001, 2000 and 1999 was as follows:

	2001	2000	1999
Managers	**916**	833	337
White-collar staff	**6,016**	4,909	2,600
Blue-collar staff	**2,957**	3,150	571
Total average number of employees	**9,889**	8,892	3,508

The number of employees at January 31, 2002 and 2001 consisted of the following:

	2001	2000
Managers	**922**	900
White-collar staff (without temporary staff)	**6,219**	5,486
Blue-collar staff	**2,793**	2,837
Total number of employees at year-end	**9,934**	9,223

Directors' emoluments

The members of the Management Board and Supervisory Board of Gucci Group N.V. as a group received emoluments for 2001, 2000 and 1999 amounting to US$ 5.3 million, US$ 4.7 million and US$ 3.4 million, respectively.

Related party transactions

In 2001 the Company entered into commercial transactions with parties having an interest in the Group (PPR or minority shareholders of consolidated subsidiaries). These transactions involved primarily wholesale product sales, cooperative advertising purchases and office supplies purchases from PPR-affiliate retailers as well as the rental of stores and showroom space from minority shareholders. These transactions represented less than 0.2% of consolidated revenues and 0.1% of consolidated operating expenses, respectively.

(23) Quarterly information (unaudited)

The following table shows financial results by quarter:

2001	1 quarter	2 quarter	3 quarter	4 quarter	Full year
Net revenues	559,727	534,514	566,155	624,609	2,285,005
Gross profit	379,021	386,201	391,828	439,011	1,596,061
Operating profit	43,467	63,056	48,874	83,680	239,077
Net income	55,856	82,972	56,282	83,296	278,406
Net income per share - basic	0.56	0.83	0.56	0.83	2.78
Net income per share - diluted	0.55	0.82	0.55	0.82	2.74

2000	1 quarter	2 quarter	3 quarter	4 quarter	Full year
Net revenues	530,683	496,905	614,998	615,925	2,258,511
Gross profit	359,979	344,388	421,852	442,441	1,568,660
Operating profit	65,525	64,106	111,492	84,058	325,181
Net income	46,633	80,970	114,125	94,962	336,690
Net income per share – basic	0.47	0.81	1.14	0.95	3.37
Net income per share – diluted	0.46	0.80	1.12	0.93	3.31

(24) Reconciliation with accounting principles generally accepted in the United States

The Group's accounting policies differ in certain respects from accounting policies generally accepted in the United States ("U.S. GAAP"), as follows:

Impairment of long-lived assets

Under IAS 36 impairment of long-lived assets is recognized on the basis of the discounted cash flows of the cash-generating unit. Under U.S. GAAP, impairments are recognized on the basis of undiscounted cash flows and measured on the basis of discounted cash flows. This difference did not result in a reconciling amount for any of the periods presented.

Restructuring charges

In accordance with IAS rules, the Group does not recognize a provision with respect to certain exit costs, employee termination costs and other restructuring expenses as at the date of the acquisitions, but rather charges such costs to expense in the current periods. Under U.S. GAAP these liabilities should be recognized and included in the allocation of the acquisition costs. Accordingly, appropriate adjustments have been reflected in the U.S. GAAP reconciliation.

Non-cash compensation expense

In accordance with IAS, no cost is accrued for stock options on the date of grant as well as during the life of the options. Under U.S. GAAP, as permitted under FAS 123, "Accounting for Stock-Based Compensation", the Company accounts for employee stock options under Accounting Principles Board statement No. 25, "Accounting for Stock Issued to Employees", ("APB 25") as clarified by FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation" ("FIN 44"), and FASB Interpretation No. 28, "Accounting for Stock Appreciation and Other Variable Stock Option or Award Plans".

The Company generally issues options to employees and directors to purchase shares of the Company with an exercise price greater than or equal to the market price of the underlying shares at the date of grant. Prior to 2000, the Supervisory Board contracted to grant options to certain executive officers, subject to the approval of the Annual General Meeting ("AGM"). On June 22, 2000, the AGM authorised the issuance of the options granted in 1999. In accordance with APB 25, in 2000 the compensation cost for stock options was measured as the excess of the quoted market price of Gucci shares on the day shareholder approval was obtained and the strike price of the options (the "Intrinsic Value"). The related compensation expense is being recognised over the vesting period of each grant.

In December 2001 the Company paid a US$ 7.00 special dividend to all shareholders, except PPR, related to the settlement of outstanding litigation between the Group, PPR, and LVMH (see Note 15). Concurrently, the Company reduced the exercise price of outstanding options to provide equitable compensation to option holders not eligible to receive the special dividend by the same amount. In accordance with FIN 44, for the year ended January 31, 2002 and in subsequent years, the Company is required to account for in-the-money outstanding options, which as a result of the repricing qualified as variable options, using variable accounting. FIN 44 requires that on the date of the option repricing, the Company recognizes as a current period expense the accumulated intrinsic value of all vested in the money outstanding options amounting to US$ 102.2 million. In addition the intrinsic value of options, which were in-the-money but not vested on the date of the repricing must be charged to compensation expense rateably over the period from the date of repricing to the date of vesting. Finally, periodic changes in the intrinsic value during the period from the date of repricing to the date of exercise of the options are recognised as an increase to or a decrease of compensation expense.

Goodwill and trademark amortization

As required by IAS, the Company amortizes goodwill and acquired trademarks over a maximum period of 20 years. When the useful life of such assets is greater than 20 years, for U.S. GAAP purposes the Company amortizes them over periods up to 40 years. The Company adopted FAS 141 and the transitional provisions of FAS 142 for acquisitions finalized after June 30, 2001. In accordance with the new standards, the Company did not amortize goodwill arising from acquisitions finalized after June 30, 2001. In addition, no other long-lived intangible assets were identified under the provisions of FAS 141 related to these acquisitions.

Hedging

The Company enters into transactions including derivative transactions to manage its foreign exchange exposure related to certain anticipated future revenues and expenses in currencies other than the reporting currency of the Group as at the year end. Until the adoption of IAS 39 and FAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), under IAS the Company deferred the unrealized gains or losses on hedges in respect of future revenues and expenses; under U.S. GAAP unrealized gains or losses on hedges, which were not covered by firm commitments as at the balance sheet date, were included in the determination of net income. Upon the adoption of IAS 39 the Company qualifies for hedge accounting and records the fair value movements of Cash flow hedges as a component of equity until the related revenues and expenses are realized. Under U.S. GAAP the

Company's hedges of anticipated future transactions do not qualify for hedge accounting. Accordingly, on adoption of FAS 133 the current U.S. GAAP hedging relationships for the Company's existing derivative instruments were no longer recognized as hedges. Subsequent to adoption, movements in the fair value of Cash flow hedges have been recorded as adjustments to U.S. GAAP net income. However, as IAS basis shareholders' equity reflects the Hedging reserve in Other comprehensive income, from January 31, 2002 there is no longer a reconciling item between IAS and U.S. GAAP basis shareholders' equity.

On February 1, 2001 the Company adopted FAS 133 and IAS 39 which establish accounting and reporting standards for derivative instruments and hedging activities. Both standards require that all derivatives are recognized as either assets or liabilities on the balance sheet and measured at fair value at each reporting period. On the adoption date, under IAS 39, the Company recorded a gain, net of tax, of US$ 8.1 million directly in shareholders' equity related to instruments designed to hedge cash flow fluctuations. Under U.S. GAAP this amount is recorded as an adjustment to Other comprehensive income. Accordingly no reconciling item to net equity as at January 31, 2002 was required.

Construction period store rental expenses

In accordance with IAS these are capitalized as part of the cost of constructing the store and amortized to expense over the lease period. U.S. GAAP (SOP 98-5) requires these to be charged to expense.

Deferred taxation on elimination of inter-company profit

As required by IAS, the Company calculates deferred taxation related to the elimination of unrealized inter-company profit on sale of inventories and fixed assets by applying the tax rates prevailing in the countries where the assets will ultimately be sold to third parties or depreciated. U.S. GAAP requires that this deferred taxation be calculated by applying tax rates prevailing in the countries where these assets originated.

Tax deduction on stock options

As described in Note 3, the Group reports the tax benefits which derives upon the exercise of stock options by certain employees as a reduction of income tax expense. As this tax benefit arises from transactions involving the Company's shares, U.S. GAAP requires that this benefit be credited directly to shareholders' equity.

Summarized below are the adjustments to net income that would have been required if U.S. GAAP had been applied instead of IAS:

2001

Net Income	Pre-tax result	Tax	Net income
Income net of minority interests as reported in the consolidated statement of income	330,677	(52,271)	278,406
Items increasing (decreasing) reported income net of minority interests:			
Restructuring	(668)	1,078	410
Non-cash compensation expense:			
- compensation expense related to certain stock options granted at an exercise price below market on the date of the grant	(5,713)	-	(5,713)
- cumulative intrinsic value of vested in-the-money options on the date of the US$ 7.00 exercise price reduction	(102,176)	9,849	(92,327)
- change in intrinsic value of outstanding options through year end	(6,235)	892	(5,343)
Goodwill and trademark amortization	38,000	(8,606)	29,394
Unrealized exchange gain (loss) on hedge transactions	(14,654)	383	(14,271)
Construction period store rental expenses	(1,453)	521	(932)
Deferred taxation on elimination of inter-company profit	-	(11,857)	(11,857)
Tax deduction on stock options exercise	-	(235)	(235)
Income net of minority interests in accordance with U.S. GAAP	237,778	(60,246)	177,532
Basic net income per share in accordance with U.S. GAAP			1.77
Diluted net income per share in accordance with U.S. GAAP			1.75

Shareholders' equity	Gross	Tax	Net
Shareholders' equity as reported in the consolidated balance sheet			3,937,110
Items increasing (decreasing) reported shareholders' equity:			
Restructuring charges	88,000	(29,930)	58,070
Goodwill and trademark amortization	68,845	(17,376)	51,469
Construction period store rental expenses	(1,453)	521	(932)
Deferred taxes on elimination of inter-company profit	-	(22,832)	(22,832)
Shareholders' equity in accordance with U.S. GAAP			4,022,885

2000

Net Income	Pre-tax result	Tax	Net income
Income net of minority interests as reported in the consolidated statement of income	381,490	(44,800)	336,690
Items increasing (decreasing) reported income net of minority interests:			
Restructuring	88,668	(31,008)	57,660
Non-cash compensation expense:			
- compensation cost related to certain stock options granted at an exercise price below market on the date of the grant	(31,054)	-	(31,054)
Goodwill and trademark amortization	30,845	(8,770)	22,075
Unrealized exchange gain (loss) on hedge transactions	18,268	(1,125)	17,143
Deferred taxation on elimination of inter-company profit	-	6,259	6,259
Tax deduction on stock options exercise	-	(3,387)	(3,387)
Income net of minority interests in accordance with U.S. GAAP	488,217	(82,831)	405,386
Basic net income per share in accordance with U.S. GAAP			4.06
Diluted net income per share in accordance with U.S. GAAP			3.99

Shareholders' equity	Gross	Tax	Net
Shareholders' equity as reported in the consolidated balance sheet			4,112,987
Items increasing (decreasing) reported shareholders' equity:			
Restructuring charges	88,668	(31,008)	57,660
Goodwill and trademark amortization	30,845	(8,770)	22,075
Unrealized exchange gain (loss) on hedge transactions	7,666	(383)	7,283
Deferred taxes on elimination of inter-company profit	-	(10,975)	(10,975)
Shareholders' equity in accordance with U.S. GAAP			4,189,030

1999 Net Income	Pre-tax result	Tax	Net income
Income net of minority interests as reported in the consolidated statement of income	393,129	(62,788)	330,341
Items increasing (decreasing) reported income net of minority interest:			
Unrealized exchange gain (loss) on hedge transactions	(3,697)	397	(3,300)
Deferred taxation on elimination of inter-company profit	-	(5,150)	(5,150)
Tax deduction on stock options exercise	-	(2,914)	(2,914)
Income net of minority interests in accordance with U.S. GAAP	389,432	(70,455)	318,977
Basic net income per share in accordance with U.S. GAAP			3.43
Diluted net income per share in accordance with U.S. GAAP			3.36

Pro-forma income statement (unaudited)

During 2001 and 2000 the Group made several acquisitions. On a pro-forma basis, assuming the acquisitions of these businesses had been made on February 1, 2000, the acquisitions had been financed by third parties since this date and the results of these companies had been the same as originally reported, income statements prepared on a U.S. GAAP basis for the two years ended January 31, 2002 would have reflected the following amounts:

	2001	2000
Net revenues	2,297,652	2,346,201
Goodwill and trademark amortization	78,420	59,555
Operating profit	145,052	329,170
Net income	174,217	368,807
Net income per share of common stock - diluted	1.72	3.63

Management believes that the pro-forma results of operations are not indicative of what actually would have occurred if the acquisitions had taken place on February 1, 2000.

Stock-based compensation

For purposes of the reconciliation of the reported net income with net income in accordance with U.S. GAAP, stock-based compensation is accounted for by using the intrinsic value based method.

Pro-forma U.S. GAAP amounts, had compensation expense been calculated based on the options' fair value at their respective grant dates for awards under the stock option plans, are presented below:

	2001	2000	1999
Net income	**195,830**	336,294	303,863
Net income per share - basic	**1.95**	3.37	3.27
Net income per share – diluted	**1.93**	3.31	3.20

The weighted average grant-date fair value of options granted in 2001, 2000 and 1999 for the Incentive Stock Option Plan was US$ 19.93, US$ 36.04 and US$ 28.18, respectively. The fair values at the date of grant were estimated using the Black-Scholes option pricing model with the following assumptions:

	2001	2000	1999
	Incentive	Incentive	Incentive
Risk-free interest rate	**4.16%**	6.46%	5.68%
Expected life (years)	**3.5**	2.6	3.5
Volatility	**21.3%**	55.0%	43.6%
Dividend yield	**0.60%**	0.48%	0.54%

(25) Recently issued accounting standards

In July 2001 the FASB issued FAS No. 142,"Goodwill and Other Intangible Assets" ("FAS 142"). The Company will adopt this standard for the fiscal year ending January 31, 2003. Under FAS 142 indefinite life intangible assets and goodwill will no longer be amortized, but instead tested at least annually for impairment. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful life.

The adoption of FAS 142 requires that an initial impairment assessment be performed on all goodwill and other indefinite lived assets ("Indefinite Life Assets"). In accordance with FAS 142 the Company compared the fair value of the Indefinite Life Assets to their related current carrying amounts as at February 1, 2002. Fair value was derived using a discounted cash flow analysis consistent with internal planning assumptions. The initial impairment assessment did not result in a charge for the Company. The Company will initially adopt this standard for the fiscal year ending January 31, 2003. The Company is studying the impact of this standard in its future financial statements. While it is not yet possible to calculate the expected impact, it is likely that certain trademarks will be determined to have an indefinite life and accordingly will no longer be amortized. Consequently future annual amortization costs for U.S. GAAP purposes are expected to be significantly lower than in 2001.

In August 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 excludes goodwill from its scope and, therefore, eliminates the current requirement to allocate goodwill to long-lived assets to be tested for impairment. In addition, FAS 144 provides detailed guidance regarding grouping of assets for impairment analysis, valuation techniques, and the accounting for assets held for sale. The Company will initially adopt this standard for the fiscal year ending January 31, 2003. The impact of this standard on the consolidated income statement and balance sheet of the Company is not expected to be material.

(26) Subsequent events

Starting from February 1, 2002 the Group adopted the Euro as its reporting currency. This change is justified by the Euro's introduction on January 1, 2002 and the substantial recent increase in the portion of Group revenue and expenses denominated in this currency resulting principally from acquisitions made during 1999, 2000 and 2001.

For comparative purposes the prior year financial statements will be translated by applying to assets, liabilities and equity items, other than the net profit or loss for the period, the closing Euro/US$ rate existing at the date of each balance sheet presented; the income statements items will be translated by applying the exchange rate that approximates the average Euro/US$ exchange rate for each relevant fiscal year. The exchange differences resulting from translation described above will be recognized directly in equity. The consolidated statements of cash flow will be translated by applying the exchange rate that approximates the average Euro/US$ exchange rate for each relevant fiscal year. As a result of this methodology the consolidated financial statements will show the same trends and ratios that would have been presented had they been presented in US Dollars and the presentation of the financial statements will be comparable. However, because the consolidated financial statements were originally prepared using US Dollars, they are not necessarily comparable to financial statements of a company which originally prepared its financial statements in a currency other than the US Dollar and converted them to Euros.

In order to facilitate comparisons between the Group's financial statements before and after January 31, 2002, we include in this Annual Report an Appendix reporting the translation of US Dollar balances to the Euro, for the years ended January 31, 2002, 2001 and 2000. The translation was done by applying the criteria disclosed above.

(27) Consolidated companies

The consolidated companies at January 31, 2002 are shown in the following table (unless otherwise stated, the Company's interest is 100% or almost 100% as of January 31, 2002):

Gucci Division

Region	Registered Office
Europe	
Guccio Gucci S.p.A. (*) (**)	Florence, Italy
Gucci Logistica S.p.A. (*) (**)	Florence, Italy
Luxury Goods Italia S.p.A. (*) (**)	Florence, Italy
G.F. Services S.r.l. (**)	Milan, Italy
Gucci Immobiliare Leccio S.r.l. (64%)	Florence, Italy
G.F. Logistica S.r.l. (*)	Milan, Italy
Luxury Goods France S.A. (*)	Paris, France
Gucci Limited (*)	London, United Kingdom
GG Luxury Goods Gmbh (*) (**)	Neustadt, Germany
Luxury Goods International S.A. (*)	Cadempino, Switzerland
Gucci Finance S.A. (**)	Cadempino, Switzerland
Gucci Belgium S.A. (*) (**)	Brussels, Belgium
La Meridiana Fashion S.A.	Brussels, Belgium
Gucci Proprio S.L. (*)	Madrid, Spain
Gucci S.a.m. (*) (**)	Montecarlo, Monaco
Gucci Austria Gmbh (*) (**)	Vienna, Austria
Gucci Netherlands B.V. (*) (**)	Amsterdam, The Netherlands
Luxury Goods Outlet S.r.l. (*) (**)	Florence, Italy
Capri Group S.r.l. (*) (75%)	Naples, Italy
Gucci Venezia S.p.A. (*) (51%)	Venice, Italy

Gucci International N.V. (**)	Amsterdam, The Netherlands
Gucci Group N.V.	Amsterdam, The Netherlands
GG France Holding S.a.r.l. (**)	Paris, France
Gucci Luxembourg S.A. (**)	Luxembourg
Gucci Services Limited (**)	London, United Kingdom
Gucci Partecipation B.V. (**)	Amsterdam, The Netherlands
Design Management S.r.l.	Florence, Italy
Seiden-Fenigstein AG	Switzerland
Gucci Finanziaria S.p.A. (**)	Florence, Italy
Bamboo S.r.l. (90%)	Florence, Italy
Gucci Ireland Limited (**)	Dublin, Ireland
North America	
Gucci North American Holdings, Inc. (**)	Delaware, U.S.A.
Gucci America, Inc. (*)	New York, U.S.A.
Gucci Shops of Canada, Inc. (*)	New Brunswick, Canada
Asia	
Gucci Group Japan Limited (*)	Tokyo, Japan
Gucci Group (Hong Kong) Limited (*) (**)	Hong Kong, China
Gucci Thailand Co, Ltd (**)	Bangkok, Thailand
Gucci Guam, Inc. (*)	Tumon, Guam
Gucci Group Korea Ltd (*) (**)	Seoul, South Korea
Gucci Taiwan Limited (*) (**) (80.4%)	Taipei, Taiwan
Gucci (Malaysia) Sdn Bhd (*) (65%)	Kuala Lumpur, Malaysia
Gucci Singapore Pte Limited (*) (65%)	Singapore, Singapore
Gucci Australia PTY Limited (*)	Victoria, Australia
Gucci Group Japan Holding Limited (*)	Tokyo, Japan
Yugen Kaisha Gucci (*) (**)	Tokyo, Japan
Rest of World	
Gemini Aruba N.V.	Aruba, Netherlands Antilles

Gucci Group Watches

Region	Registered Office
Europe	
Luxury Timepieces International S.A. (*)	Neuchâtel, Switzerland
Luxury Timepieces (U.K.) Ltd. (*) (**)	London, United Kingdom
Luxury Timepieces España, S.L. (51%)	Madrid, Spain
Luxury Timepiece Design S.A.	La Chaux-de-Fonds, Switzerland
Luxury Timepiece Manufacturing S.A.	La Chaux-de-Fonds, Switzerland
Bédat Group Holding S.A.	Geneva, Switzerland
Bédat & Co. S.A. (*) (85%)	Geneva, Switzerland
North America	
Luxury Timepieces (Canada), Inc. (*) (**)	Toronto, Canada
Bédat & Co. U.S.A., LLC (*) (85%)	San Francisco, U.S.A.
Asia	
Luxury Timepieces (Hong Kong) Limited (*) (**)	Hong Kong, China
Luxury Timepieces Japan Limited	Tokyo, Japan

Yves Saint Laurent

Region	Registered Office
Europe	
Yves Saint Laurent, S.A.S. (*)	Paris, France
Yves Saint Laurent Boutique France, S.A.S. (*)	Paris, France
Yves Saint Laurent Fashion B.V.	Amsterdam, The Netherlands
Yves Saint Laurent France B.V.	Amsterdam, The Netherlands
S.A.M. Yves Saint Laurent Monaco S.a.m. (*)	Montecarlo, Monaco
Yves Saint Laurent Spain S.A. (*)	Madrid, Spain
Yves Saint Laurent UK Ltd (*)	London, United Kingdom
Yves Saint Laurent Belgium S.P.R.L.	Brussels, Belgium
C. Mendès S.A. (*)	Paris, France
Yves Saint Laurent Germany Gmbh (*)	Düsseldorf, Germany
Yves Saint Laurent Services, S.A.S.	Paris, France

North America	
Yves Saint Laurent America, Inc. (*)	New York, U.S.A.
Yves Saint Laurent of South America, Inc. (*)	New York, U.S.A.
Yves Saint Laurent America Holding, Inc.	New York, U.S.A.
Asia	
Yves Saint Laurent Fashion Japan Ltd	Tokyo, Japan

YSL Beauté

Region	Registered Office
Europe	
YSL Beauté (S.A.S.)	Neuilly sur Seine, France
Yves Saint Laurent Parfums S.A.	Neuilly sur Seine, France
Roger & Gallet (S.A.S.) (*)	Neuilly sur Seine, France
YSL Beauté Recherche et Industries (S.A.S.) (*)	Bernay, France
Yves Saint Laurent Parfums Lassigny (S.A.S.)	Neuilly sur Seine, France
Parfums Van Cleef and Arpels S.A. (*)	Neuilly sur Seine, France
YSL Beauté Gmbh (*)	Munich, Germany
YSL Beauté S.A. (*)	Barcelona, Spain
Fendi Profumi S.p.A. (*)	Florence, Italy
Florbath Profumi di Parma S.p.A. (*)	Florence, Italy
YSL Beauté Nederland B.V. (*)	Eg Maassluis, The Netherlands
Parfums Stern (S.A.S.) (*)	Neuilly sur Seine, France
YSL Beauté S.A. N.V. (*)	Brussels, Belgium
YSL Beauté AEBE (*) (51%)	Athens, Greece
YSL Beauté S.A. (*) (51%)	Lisbon, Portugal
YSL Beauté Suisse	Plan Les Ouates, Switzerland
YSL Beauté Ltd (*)	Haywards Heath, Great Britain
YSL Beauté Italia S.p.A. (*)	Florence, Italy
YSL Beauté HGmbh (*)	Vienna, Austria
Fildema XXI S.L.	Barcelona, Spain
Alexander McQueen Parfums (S.A.S.)	Neuilly sur Seine, France
Classic Parfums (S.A.S.)	Neuilly sur Seine, France
Parfums Balenciaga (S.A.S.)	Neuilly sur Seine, France

North America	
YSL Beauté, Inc. (*)	New York, U.S.A.
YSL Beauté Miami, Inc.	Miami, U.S.A.
Asia	
Yves Saint Laurent Parfums KK (*)	Tokyo, Japan
YSL Beauté Hong Kong Ltd (*)	Hong Kong, China
YSL Beauté Singapore PTE Ltd (*)	Singapore, Singapore
Rest of World	
YSL Beauté Canada, Inc. (*)	Mississauga, Ontario, Canada
YSL Beauté Australia PTY Ltd (*)	Sydney, Australia
YSL Beauté NZ Ltd (*)	Auckland, New Zealand

Sergio Rossi

Region	Registered Office
Europe	
Sergio Rossi S.p.A. (*) (70%)	San Mauro Pascoli, Italy
Ascot S.r.l. (70%)	Florence, Italy
Sergio Rossi U.K. Limited (*) (70%)	London, United Kingdom
Sergio Rossi International S.A.R.L. (70%)	Luxembourg
North America	
Sergio Rossi U.S.A., Inc. (*) (70%)	New York, U.S.A.
Asia	
Sergio Rossi Japan Limited (*) (70%)	Tokyo, Japan
Rest of World	
Tunisie Chaussures S.a.r.l. (*) (49%)	Nabeul, Tunisia

Boucheron

Region	Registered Office
Europe	
Boucheron S.A.S. (*)	Paris, France
Boucheron Holding S.A.	Paris, France
Parfums et Cosmetiques International S.A.S. (*)	Paris, France
Boucheron Parfums S.A.S. (*)	Paris, France
Boucheron U.K. Ltd (*)	London, United Kingdom
Boucheron International S.A. (*)	Cadempino, Switzerland
Boucheron Luxembourg S.A.R.L	Luxembourg
North America	
Boucheron (U.S.A.) Ltd (*)	New York, U.S.A.
Luxury Distribution, Inc.	New York, U.S.A.
Parfums Boucheron Corp. (*)	New York, U.S.A.
Mode et Parfums Corp. (*)	New York, U.S.A.
Asia	
Boucheron Japan (*)	Tokyo, Japan
Boucheron Taiwan CO. Ltd (*)	Taipei, Taiwan

Balenciaga

Region	Registered Office
Europe	
Balenciaga S.A. (*) (91%)	Paris, France
America	
Balenciaga America, Inc. (*) (91%)	New York, U.S.A.

Bottega Veneta

Region	Registered Office
Europe	
Bottega Veneta U.K. Co. Limited (*) (78.5%)	London, United Kingdom
Bottega Veneta France S.A.S. (78.5%)	Paris, France
B.V. Italia S.r.l. (*) (78.5%)	Vicenza, Italy
B.V. S.r.l. (*) (78.5%)	Vicenza, Italy

B.V. International S.A.R.L. (78.5%)	Luxembourg
Bottega Veneta B.V. (78.5%)	Amsterdam, The Netherlands
S.A. Andrè Ghekiere (*) (78.5%)	Paris, France
America	
Bottega Veneta Inc (*) (78.5%)	New York, U.S.A.
Asia	
Bottega Veneta Hong Kong Limited (*) (78.5%)	Hong Kong, China
Bottega Veneta Japan Limited (*) (78.5%)	Tokyo, Japan
Bottega Veneta Singapore Private Limited (*) (78.5%)	Singapore, Singapore

Alexander McQueen

Region	Registered Office
Europe	
Autumnpaper Limited (*) (51%)	London, United Kingdom
Birdswan Solutions Ltd (51%)	London, United Kingdom
Paintgate Limited	London, United Kingdom

Stella McCartney

Region	Registered Office
Europe	
Stella McCartney Limited (*) (50%)	London, United Kingdom

Industrial Operations

Region	Registered Office
Europe	
Blu Tonic S.r.l. (*) (51%)	Pisa, Italy
Caravel Pelli Pregiate S.r.l. (*) (51%)	Florence, Italy
Cezanne S.r.l. (*) (70%)	Florence, Italy
Paoletti S.r.l. (*) (51%)	Florence, Italy

(*) Principal operating companies

(**) Companies directly owned by Gucci Group N.V.

Appendix
Euro Denominated Convenience Translation of Financial Statements*

* Starting from February 1, 2002 the Group adopted the Euro as its reporting currency. In order to facilitate comparisons between the Group's financial statements before and after January 31, 2002, the Group reports the translation of US Dollar balances to the Euro, as specified in note 26 (page 160).

GUCCI GROUP N.V.

Consolidated statements of income

(In thousands of Euro, except per share and share amounts)

	2001	2000	1999
Exchange rate applied for the translation	**0.8908**	0.9176	1.0531
Net revenues	**2,565,116**	2,461,324	1,173,816
Cost of goods sold	**773,399**	751,799	384,669
Gross profit	**1,791,717**	1,709,525	789,147
Selling, general and administrative expenses	**1,393,123**	1,264,452	529,728
Goodwill and trademark amortization	**130,209**	90,691	9,033
Operating profit	**268,385**	354,382	250,386
Restructuring expenses	**(750)**	96,630	-
Financial income, net	**88,123**	160,256	126,889
Other income (expenses), net	**10,586**	2,038	(2,480)
Income before income taxes and minority interests	**367,844**	420,046	374,795
Income tax expense	**58,679**	48,823	59,622
Net income before minority interests	**309,165**	371,223	315,173
Minority interests	**3,370**	(4,298)	(1,489)
Net income for the year	**312,535**	366,925	313,684
Net income per share of common stock - basic	**3.12**	3.67	3.37
Weighted average number of shares basic	**100,174,358**	99,923,430	93,057,982
Net income per share of common stock - diluted	**3.08**	3.61	3.31
Weighted average number of shares and share equivalents - diluted	**101,524,040**	101,590,732	94,869,232

The consolidated statements of income were converted from US Dollar to Euro using the average exhange rate of the respective year.

GUCCI GROUP N.V.

Consolidated balance sheets

(In thousands of Euro)

	2001	2000
Exchange rate applied for the translation	**0.8637**	0.9293
Assets		
Current assets		
Cash and cash equivalents	**2,964,907**	3,350,030
Trade receivables, net	**328,794**	269,816
Inventories, net	**450,027**	355,744
Deferred tax assets	**169,565**	128,695
Other current assets	**284,431**	223,214
Total current assets	**4,197,724**	4,327,499
Non-current assets		
Long-term financial assets	**307,982**	-
Property, plant and equipment, net	**691,857**	510,063
Goodwill, trademarks, other intangible assets and deferred charges, net	**2,144,233**	1,829,952
Deferred tax assets	**64,338**	74,738
Other non-current assets	**46,852**	36,037
Total non-current assets	**3,255,262**	2,450,790
Total assets	**7,452,986**	6,778,289
Liabilities and shareholders equity		
Current liabilities		
Bank overdrafts and short-term loans	**765,158**	120,284
Trade payables and accrued expenses	**467,123**	480,105
Deferred tax liabilities and income tax payable	**167,640**	156,452
Other current liabilities	**143,814**	121,260
Total current liabilities	**1,543,735**	878,101
Non-current liabilities		
Long-term financial payables	**824,415**	981,270
Pension liabilities and severance indemnities	**47,550**	40,802
Long-term tax payable and deferred tax liabilities	**379,392**	372,429
Other long-term liabilities	**33,616**	56,083
Total non-current liabilities	**1,284,973**	1,450,584
Total liabilities	**2,828,708**	2,328,685
Minority interests	**65,855**	23,706
Shareholders equity		
Share capital	**103,654**	103,654
Contributed surplus	**2,795,369**	2,792,130
Retained earnings	**707,515**	763,548
Treasury stock, at cost	**(60,142)**	(90,890)
Accumulated other comprehensive income	**699,492**	490,531
Net result for the year	**312,535**	366,925
Shareholders' equity	**4,558,423**	4,425,898
Total liabilities, minority interests and shareholders' equity	**7,452,986**	6,778,289

The balance sheets were converted from US Dollar to Euro using the historical exchange rate at the end of the respective year.

GUCCI GROUP N.V.

Consolidated statements of cash flows

(In thousands of Euro)

	2001	2000	1999
Cash flow provided by operating activities			
Net result for the year	**312,535**	366,925	313,684
Depreciation	**77,094**	59,780	31,276
Amortization	**145,585**	103,685	17,379
Net loss (gain) on sale and write-down of non-current assets	**2**	(204)	(98)
Changes (net of acquisitions) in:			
trade receivables, net	**(24,215)**	20,105	21,364
inventories, net	**(80,368)**	(34,716)	(13,546)
short-term deferred tax assets	**(27,099)**	(52,937)	(8,904)
other current assets	**(54,855)**	31,602	(19,640)
trade payables and accrued expenses	**(34,209)**	29,603	(25,624)
income tax payable	**18,417**	70,542	1,442
other current liabilities	**(44,477)**	44,131	104,051
deferred tax	**(36,313)**	(80,818)	12,613
other non-current assets	**(7,882)**	(3,734)	(12,164)
other long-term liabilities	**(15,369)**	(14,016)	(76,332)
Cash flow provided by operating activities	**228,846**	539,948	345,501
Cash flow used in investing activities			
Acquisitions	**(220,264)**	(436,527)	(1,117,632)
Purchases of tangible assets	**(245,869)**	(244,077)	(84,341)
Increase in deferred charges and intangible assets	**(96,081)**	(63,971)	(6,560)
Proceeds from the sale of non-current assets	**10,100**	634	84
Cash flow used in investing activities	**(552,114)**	(743,941)	(1,208,449)
Cash flow (used in) provided by financing activities			
Increase in share capital, net of related costs	**-**	-	2,760,115
Issuance (repayment) of long-term debt, net	**(173,031)**	844,092	117,202
Investment in long-term financial assets	**(299,419)**	-	-
Proceeds from the exercise of stock options and other movements	**27,869**	15,950	89,494
Dividends	**(425,243)**	(49,029)	(22,428)
Cash flow (used in) provided by financing activities	**(869,824)**	811,013	2,944,383
Increase (decrease) in cash, net of short-term financial indebtedness	**(1,193,092)**	607,020	2,081,435
Effect of exchange rates on cash (short-term financial indebtedness), net:			
- Exchange effects arising from translation	**(35,118)**	25,762	(8,714)
- Exchange effects arising from change to €	**206,510**	123,435	180,586
Cash (short-term financial indebtedness) from acquired companies, net	**(8,297)**	17,352	104,843
Cash and cash equivalents, net of short-term financial indebtedness, at the beginning of the year	**3,229,746**	2,456,177	98,027
Cash and cash equivalents, net of short-term financial indebtedness, at the end of the year	**2,199,749**	3,229,746	2,456,177

(continued)

GUCCI GROUP N.V.

Consolidated statements of cash flows (continued)

(In thousands of Euro)

	2001	2000	1999
Cash and cash equivalents, net of short-term financial indebtedness, comprise the following:			
Cash and cash equivalents	**2,964,907**	3,350,030	3,011,279
Bank overdrafts and short-term loans	**(765,158)**	(120,284)	(555,102)
Cash and cash equivalents, net	**2,199,749**	3,229,746	2,456,177

Supplemental disclosures of cash flow information:

	2001	2000	1999
Cash paid during the period:			
Interest expense	**68,788**	44,648	2,569
Income taxes	**106,508**	57,071	56,010
Cash flow from interest received	**163,055**	207,519	155,154

The Cash flows were converted from US Dollar to Euro using the average exchange rate of the respective year except for Cash and cash equivalents amounts which were converted from US Dollar to Euro using the historical exchange rate at the end of the respective year.

GUCCI GROUP N.V.

Statement of changes in consolidated shareholders' equity and comprehensive income

(In thousands of Euro, except number of shares)

	Number of shares	Share capital	Contributed surplus	Retained earnings	Treasury stock, at cost	Accumulated other comprehensive income	Net result for the year	Total
Balance at January 31, 1999	58,510,700	62,282	93,230	341,091	(118,407)	(45,072)	173,928	507,052
Appropriation of result for 1998	-	-	-	152,860	-	-	(152,860)	-
Dividends	-	-	-	-	-	-	(23,197)	(23,197)
Shares issued to PPR	39,007,133	39,397	2,640,816	-	-	-	-	2,680,213
Shares issued for option exercise	1,884,884	1,904	72,318	-	-	-	-	74,222
Shares released from treasury for options exercise	345,741		961	-	14,337	-	-	15,298
Capital increase expenses	-	-	(17,908)	-	-	-	-	(17,908)
Other	-	-	-	(1,367)	-	-	-	(1,367)
Net income for 1999	-	-	-	-	-	-	313,684	313,684
Foreign currency adjustments (net of tax of € 0.9 million)	-	-	-	-	-	(20,921)	-	(20,921)
Comprehensive income	-	-	-	-	-	-	-	292,763
Exchange effects arising from change to €	-	-	-	-	-	414,626	2,129	416,755
Balance at January 31, 2000	99,748,458	103,583	2,789,417	492,584	(104,070)	348,633	313,684	3,943,831
Appropriation of result for 1999	-	-	-	270,964	-	-	(270,964)	-
Dividends	-	-	-	-	-	-	(47,835)	(47,835)
Shares issued for option exercise	69,812	71	4,640	-	-	-	-	4,711
Shares released from treasury for options exercise	260,479	-	1,128	-	12,398	-	-	13,526
Other	16,456	-	(3,055)	-	782	-	-	(2,273)
Net income for 2000	-	-	-	-	-	-	366,925	366,925
Foreign currency adjustments (net of tax of € (1.0) million)	-	-	-	-	-	(59,684)	-	(59,684)
Comprehensive income	-	-	-	-	-	-	-	307,241
Exchange effects arising from change to €	-	-	-	-	-	201,582	5,115	206,697
Balance at January 31, 2001	100,095,205	103,654	2,792,130	763,548	(90,890)	490,531	366,925	4,425,898

(continued)

GUCCI GROUP N.V.

Statement of changes in consolidated shareholders equity and comprehensive income (continued)

(In thousands of Euro, except number of shares)

	Number of shares	Share capital	Contributed surplus	Retained earnings	Treasury stock, at cost	Accumulated other comprehensive income	Net result for the year	Total
Balance at January 31, 2001	100,095,205	103,654	2,792,130	763,548	(90,890)	490,531	366,925	4,425,898
Appropriation of result for 2000	-	-	-	312,225	-	-	(312,225)	-
Dividends	-	-	-	(364,480)	-	-	(58,959)	(423,439)
Shares released from treasury for options exercise	612,475	-	2,997	-	30,028	-	-	33,025
Other	14,723	-	242	(2,852)	720	256	-	(1,634)
Net income for 2001	-	-	-	-	-	-	312,535	312,535
Other comprehensive income:								
- Hedging reserve:								
- Opening	-	-	-	(926)	-	9,359	-	8,433
- Movements	-	-	-	-	-	(16,918)	-	(16,918)
- Fair-value reserve	-	-	-	-	-	(2,388)	-	(2,388)
- Foreign currency adjustments (net of tax of € (1.1) million)	-	-	-	-	-	(104,733)	-	(104,733)
Total other comprehensive income	-	-	-	(926)	-	(114,680)	-	(115,606)
Comprehensive income	-	-	-	-	-	-	-	196,929
Exchange effects arising from change to €	-	-	-	-	-	323,385	4,259	327,644
Balance at January 31, 2002	**100,722,403**	**103,654**	**2,795,369**	**707,515**	**(60,142)**	**699,492**	**312,535**	**4,558,423**

The share capital and the relevant movements were calculated multiplying the number of shares issued by the nominal value of the shares (€ 1.01). Other movements in consolidated shareholders' equity were converted from US Dollar to Euro as follows:

- *Balances as at January 31, 1999 other than Share capital using the exchange rate at that date;*
- *"Net income for the period" using the respective fiscal year average exchange rate;*
- *"Share issued to PPR" using the exchange rate on March 19, 1999;*
- *"Appropriation of result" using the prior fiscal year average exchange rate;*
- *"Dividends" using the exchange rate on the due date of the respective payments;*
- *All other movements using the respective fiscal year average exchange rate.*

Information about the Company by segment of activity:
(In thousands of Euro)

	2001	2000	1999
Gucci Division (excluding Gucci Timepieces)			
Revenues from external customers	**1,498,910**	1,410,043	937,684
Revenues from other segments	**29,449**	28,658	21,890
Total revenues	**1,528,359**	1,438,701	959,574
Operating profit before goodwill amortization	**457,758**	355,748	206,922
Goodwill amortization	**26,573**	9,537	994
Operating profit after goodwill amortization	**431,185**	346,211	205,928
Depreciation	**53,113**	45,840	35,053
Assets	**1,028,649**	773,821	603,124
Liabilities	**229,128**	258,952	184,816
Capital expenditures	**201,811**	162,214	82,347
Gucci Group Watches[1]			
Revenues from external customers			
Gucci	**199,972**	215,744	189,434
Other Brands	**30,213**	10,562	-
Total revenues from external customers	**230,185**	226,306	189,434
Revenues from other segments	**19,999**	19,743	12,414
Total revenues	**250,184**	246,049	201,848
Operating profit before goodwill and trademark amortization	**58,599**	85,949	71,748
Goodwill and trademark amortization	**11,871**	6,538	5,472
Operating profit after goodwill and trademark amortization	**46,728**	79,411	66,276
Depreciation	**3,999**	2,086	1,262
Assets	**384,396**	336,390	188,424
Liabilities	**54,307**	50,561	30,414
Capital expenditures	**8,472**	21,495	3,507

(continued)

[1] The Gucci Group Watches segment includes the production and wholesale distribution of Gucci and other brand watches.

(continued)

	2001	2000	1999
Yves Saint Laurent			
Revenues from external customers	**101,054**	105,473	7,196
Revenues from other segments	**93**	218	-
Total revenues	**101,147**	105,691	7,196
Operating (loss) before goodwill and trademark amortization	**(76,375)**	(17,055)	(225)
Goodwill and trademark amortization	**22,301**	20,482	621
Operating (loss) after goodwill and trademark amortization	**(98,676)**	(37,537)	(846)
Depreciation	**8,095**	5,813	69
Assets	**520,537**	530,910	505,477
Liabilities	**117,002**	122,549	84,089
Capital expenditures	**45,241**	17,125	-

	2001	2000	1999
YSL Beauté			
Revenues from external customers	**516,481**	583,420	30,065
Revenues from other segments	**2,026**	779	55
Total revenues	**518,507**	584,199	30,120
Operating profit (loss) before goodwill and trademark amortization	**33,901**	46,930	(3,329)
Goodwill and trademark amortization	**38,205**	40,539	1,508
Operating profit (loss) after goodwill and trademark amortization	**(4,304)**	6,391	(4,837)
Depreciation	**14,878**	11,668	584
Assets	**1,071,705**	1,048,289	1,206,787
Liabilities	**199,804**	235,810	228,256
Capital expenditures	**20,623**	14,372	2,719

(continued)

(continued)

	2001	2000	1999
Other Operations [2]			
Revenues from external customers	**218,486**	136,082	9,437
Revenues from other segments	**5,509**	1,747	-
Total revenues	**223,995**	137,829	9,437
Operating profit (loss) before goodwill and trademark amortization	**(37,282)**	14,135	389
Goodwill and trademark amortization	**31,259**	13,595	438
Operating (loss) after goodwill and trademark amortization	**(68,541)**	540	(49)
Depreciation	**7,839**	3,940	493
Assets	**898,843**	464,857	98,881
Liabilities	**101,976**	64,513	18,381
Capital expenditures	**48,827**	4,827	275
Corporate			
Operating costs	**(35,577)**	(38,997)	(12,349)
Depreciation	**4,546**	3,427	2,161
Assets	**247,056**	210,432	222,833
Liabilities	**314,297**	221,072	251,818
Capital expenditures	**16,976**	88,015	2,053
Elimination			
Revenues from other segments	**(57,076)**	(51,145)	(34,359)
Operating profit before goodwill and trademark amortization	**(2,430)**	(1,637)	(3,737)
Operating profit after goodwill and trademark amortization	**(2,430)**	(1,637)	(3,737)
Assets	**(232,309)**	(147,969)	(273,959)
Liabilities	**(324,411)**	(255,207)	(253,107)

(continued)

2 The Other Operations segment includes revenues from operations which individually are not material to the Group.

(continued)

	2001	2000	1999
Consolidated			
Revenues from external customers	**2,565,116**	2,461,324	1,173,816
Operating profit before goodwill and trademark amortization	**398,594**	445,073	259,419
Goodwill and trademark amortization	**130,209**	90,691	9,033
Operating profit after goodwill and trademark amortization	**268,385**	354,382	250,386
Depreciation	**92,470**	72,774	39,622
Segment assets	**3,918,877**	3,216,730	2,551,567
Unallocated assets	**3,534,109**	3,561,559	3,118,643
Consolidated total assets	**7,452,986**	6,778,289	5,670,210
Segment liabilities	**692,103**	698,250	544,667
Unallocated liabilities	**2,136,605**	1,630,435	1,176,119
Consolidated total liabilities	**2,828,708**	2,328,685	1,720,786
Capital expenditures	**341,950**	308,048	90,901

The segment information were converted from US Dollar to Euro using for income statement items and for balance sheet items the average exchange rate of the respective year and *the historical exchange rate at the end of the respective year, respectively. Capital expen*ditures were converted from US Dollar to Euro using the average exhange rate of the respective year.

Corporate
Financial Statements and Notes
US Dollars

GUCCI GROUP N.V.

Corporate balance sheets before appropriation of profit

(In thousands of US Dollars)

	2001	2000
Current assets		
Cash and cash equivalents	**67,614**	3,707
Receivables due from Group companies	**16,164**	21,869
Deferred tax assets	**-**	2,457
Other current assets	**2,439**	1,167
Total current assets	**86,217**	29,200
Non current assets		
Property, plant and equipment, net	**65**	59
Deferred charges and intangible assets, net	**3,093**	4,491
Investments in Group companies	**4,063,219**	4,302,203
Other non-current assets	**255**	504
Total non-current assets	**4,066,632**	4,307,257
Total assets	**4,152,849**	4,336,457
Current liabilities		
Due to Group companies	**196,841**	217,452
Other current liabilities	**18,898**	6,018
Total current liabilities	**215,739**	223,470
Non-current liabilities	**-**	-
Total liabilities	**215,739**	223,470
Shareholders equity		
Share capital	**119,535**	119,763
Contributed surplus	**3,052,272**	3,049,386
Retained earnings	**798,119**	843,577
Treasury stock, at cost	**(80,213)**	(107,603)
Accumulated other comprehensive income	**(231,009)**	(128,826)
Net result for the year	**278,406**	336,690
Shareholders' equity	**3,937,110**	4,112,987
Total liabilities and shareholders' equity	**4,152,849**	4,336,457

The accompanying notes are an integral part of these financial statements.

GUCCI GROUP N.V.

Corporate statements of income

(In thousands of US Dollars)

	2001	2000	1999
Net profit of Group companies	**289,061**	341,425	340,676
Other (expenses), net	**(10,655)**	(4,735)	(10,335)
Net result for the year	**278,406**	336,690	330,341

The accompanying notes are an integral part of these financial statements.

As the financial statements of Gucci Group N.V. are included in the consolidated financial statements, the corporate statements of income is presented in an abridged form (article 402, Title 9, Book 2 of the Dutch Civil Code).

Notes to the corporate financial statements

(1) General
Gucci Group N.V. (the "Company"), a corporation limited by shares, has its statutory seat in Amsterdam, The Netherlands. The Company's shares are listed on the New York and Amsterdam Stock Exchanges.

(2) Activities of the Company
The principal activities of the Company are to act as a holding and finance company.

(3) Basis of preparation
Because of the activities and international character of the Group both the consolidated and corporate financial statements have been prepared in US Dollars.

Amounts included in the financial statements and notes are stated in thousands of US Dollars, except percentages and per share and share amounts and/or where otherwise noted.

(4) Accounting policies
The corporate financial statements of the Company are included in the financial statements of the Group. The accounting policies used are similar to those used in the consolidated financial statements with the exception of investments in Group companies which are valued at net asset value in accordance with the accounting policies for the valuation of assets and liabilities as stated in Note 3 to the consolidated financial statements.

(5) Change in accounting principles
As disclosed in Note 4 of the consolidated financial statements, on February 1, 2001 the Company adopted International Accounting Standard (IAS) 39 - "Financial instruments: recognition and measurement". In accordance with IAS 39 the comparative financial statements for the period ended January 31, 2001 were not restated.

(6) Receivables due from Group companies
The amount includes receivables from Group subsidiaries arising from services fees invoiced and/or accrued by the Company.

(7) Other current assets

Other current assets at January 31, 2002 and 2001 were as follows:

	2001	2000
Receivables from tax authorities	**1,427**	560
Other	**1,012**	607
Other current assets	**2,439**	1,167

(8) Deferred charges and intangible assets, net

Deferred charges and intangible assets, net at January 31, 2002 and 2001 include the following:

	2001	2000
Software	**9,483**	8,771
Other	**560**	560
Deferred charges and intangible assets, gross	**10,043**	9,331
Accumulated amortization	**(6,950)**	(4,840)
Deferred charges and intangible assets, net	**3,093**	4,491

(9) Investments in Group companies

The summary of activity in Group companies (as detailed in Note 27 to the consolidated financial statements) was as follows:

Balance at February 1, 2001	**4,302,203**
Dividends received	**(346,646)**
Effects of transfer of investments between Group's subsidiaries	**(80,262)**
Hedging and fair value reserve:	
- openings	**7,283**
- movements	**(17,198)**
Additions at cost	**3,886**
Others	**(1,812)**
Translation adjustment	**(93,296)**
Net profit of Group companies	**289,061**
Balance at January 31, 2002	**4,063,219**

(10) Current liabilities to Group Companies

The amount included US$ 187.2 million concerning the contribution of the Swiss financial branch from Gucci International N.V. to Gucci Luxembourg S.A.. The remaining part arose from services fees invoiced and/or accrued by the Company and a payable to Gucci International N.V..

(11) Other current liabilities

Other current liabilities at January 31, 2002 and 2001 were as follows:

	2001	2000
Current tax payables	**813**	419
Accrued operating expenses	**18,085**	5,599
Other current liabilities	**18,898**	6,018

(12) Shareholders' equity

The statement of changes in shareholders' equity and comprehensive income is included in the consolidated financial statements of Gucci Group N.V.. Share capital has been translated from Dutch Guilders/Euro in US Dollars at the historical exchange rate.

On January 1, 2002 the Company changed the denomination of its share capital from Dutch Guilders to Euro. The effect of the change in par value amounting to US$ 228,404 was recorded in "accumulated other comprehensive income".

Because of the international character of the Group and its shareholders, article 373, Title 9, Book 2 of the Dutch Civil Code has not been applied. This article requires that the share capital is translated at the year-end exchange rate. Had this been done the share capital at the end of January 31, 2002 would have been US$ 89,526 (at January 31, 2001 US$ 96,510).

The treasury stock at cost represents repurchased shares, which are reserved for the exercise of personnel options.

(13) Commitments and contingencies

As disclosed in Note 21 to the consolidated financial statements, the Company has entered into a number of currency contracts and derivative transactions to hedge its foreign exchange exposure related to anticipated future net cash flows in currencies other than the reporting currency of the Group. As disclosed in Note 26 to the consolidated financial statements, the Company will change its reporting currency to the Euro starting on February 1, 2002. Consequently as of January 31, 2002 the Company entered into derivative contracts to hedge its exposure to future cash flows in US Dollars, while it no longer holds any outstanding hedge against the Euro.

(14) Employees

The Company employed an average number of 82 people in 2001 with a cost for remuneration of US$ 14.4 million of which US$ 1.6 million as social contributions. In 2000, the Company employed an average of 73 people, with a cost for remuneration of US$ 10.9 million of which US$ 1.2 million as social contributions.

(15) Directors

The Management Board consists of 2 members.

As at January 31, 2002, the Supervisory Board consists of 8 members who will be proposed for election during the Annual General Meeting. During 2001 the majority of independent directors agreed to reduce the Supervisory Board to eight members and Mr. Charles Mackay resigned as a member of the Supervisory Board, effective November 9, 2001. Reference is made to Note 22 of the consolidated financial statements where disclosure is made of emoluments.

In Note 16 to the consolidated financial statements disclosures have been made regarding the Company's stock option plans. At January 31, 2002 members of the Management Board and Supervisory Board had been granted options to purchase shares under Incentive Stock Option Plans.

Amsterdam, May 27, 2002

The Management Board

D. De Sole	(Chairman)
A. Cooiman	

The Supervisory Board

A. D. P. Bellamy	(Chairman, first elected on September 27, 1995)
P. Barbizet	(member, first elected on July 8, 1999)
A. Benedetti	(member, first elected on September 27, 1995)
R. F. Domeniconi	(member, first elected on June 27, 1997)
P. Marteau	(member, first elected on July 8, 1999)
F. H. Pinault	(member, first elected on June 20, 2001)
K. Vuursteen	(member, first elected on June 28, 1996)
S. Weinberg	(member, first elected on July 8, 1999)

SUPPLEMENTARY INFORMATION

Appropriation of profit

Article 33.4 of the Articles of Association reads as follows:
"The supervisory board shall determine what portion of the profit - the positive balance of the profit and loss accounts - shall be retained by way of reserve".
Article 35.1 of the Articles of Association reads as follows:
"The remaining portion of the profit after application of Article 33.4 shall be at the disposal of the supervisory board".

Proposed appropriation of profit

Subject to the approval of the accounts by the shareholders at the Annual General Meeting, the Company intends to issue a dividend from the net result for the year ended January 31, 2002 and transfer the balance to retained earnings. This proposal has not been reflected in the accompanying financial statements.

Auditor's Report

Introduction

We have audited the accompanying consolidated and corporate balance sheets of Gucci Group N.V. as of January 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended January 31, 2002. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.

Scope

We conducted our audits in accordance with International Standards on Auditing issued by the International Federation of Accountants and with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Gucci Group N.V. as of January 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2002 in conformity with International Accounting Standards and accounting principles generally accepted in The Netherlands and comply with the financial reporting requirements in Part 9, Book 2 of the Dutch Civil Code.

Additional Matters

International Accounting Standards and accounting principles generally accepted in The Netherlands vary in certain respects from accounting principles generally accepted in the

United States of America. The application of the latter would have affected the determination of net income for the years ended January 31, 2002, 2001 and 2000 and the determination of shareholders' equity as of January 31, 2002 and 2001 to the extent summarized in Note 24 to the financial statements.

Amsterdam, The Netherlands
May 27, 2002

PricewaterhouseCoopers N.V.

PricewaterhouseCoopers N.V.

Corporate Information

Supervisory Board

Mr. Adrian D.P. Bellamy (Chairman)
Executive Chairman of the Body Shop International plc, Director of Reckitt Benckiser plc, Director of The Gap, Inc., Director of Williams-Sonoma, Inc.

Ms. Patricia Barbizet
Chief Executive Officer of Artemis S.A., Chairman of the Supervisory Board of PPR, Member of the Board of several operating companies affiliated with Artemis S.A. and PPR

Mr. Aureliano Benedetti
Chairman of the Board of Directors of Cassa di Risparmio di Firenze S.p.A., Centro Vita Assicurazioni S.p.A., Eptaconsors S.p.A., Vice Chairman of the Board of Directors and the Executive Committee of A.B.I. Associazione Bancaria Italiana, Member of the Board of several industrial and financial companies

Mr. Reto F. Domeniconi
Director of several international industrial and financial companies

Mr. Patrice Marteau
Chief Financial Officer of PPR, Member of the Board of several operating companies affiliated with PPR

Mr. François Henri Pinault
General Partner and Manager of Financière Pinault, Managing Director of Artemis S.A. and Member of the Supervisory Board of PPR, Member of the Board of several operating companies affiliated with Artemis S.A. and PPR.

Mr. Karel Vuursteen
Chairman Executive Board of Heineken N.V., Director of AB Electrolux, Director of Randstad Holding N.V., Director of Head N.V., Director of The Dutch National State Lottery, Director of ING Group N.V., Vice Chairman of the Supervisory Board of Nyenrode University

Mr. Serge Weinberg
Chief Executive Officer and Chairman of the Management Board of PPR, Member of the Board of several operating companies affiliated with Artemis S.A. and PPR

Management Board

Mr. Domenico De Sole (Chairman)
President, Chief Executive Officer and Chairman of the Management Board

Mr. Aart Cooiman
Executive of "Staten" Trust en Administratiekantoor B.V.

Management Committee

Domenico De Sole
President, Chief Executive Officer and
Chairman of the Management Board

Tom Ford
Creative Director

Brian Blake *
Executive Vice President, Gucci Group

Massimo Braglia
Chief Executive Officer of Sergio Rossi

Patrizio di Marco
Chief Executive Officer of Bottega Veneta

Mark Lee
President and Managing Director
of Yves Saint Laurent

Massimo Macchi
President of Gucci Group Watches
and Boucheron

James McArthur
Executive Vice President
Director of Strategy and Acquisitions and
President of Emerging Brands

Renato Ricci
Worldwide Director of Human Resources

Chantal Roos
President and Managing Director of YSL Beauté

Giacomo Santucci
President and Managing Director of Gucci
Division

Robert Singer
Executive Vice President and Chief Financial
Officer

* Brian Blake served as President and CEO of Gucci Division until March 16, 2001

Other Executive Officers for Gucci Group N.V.

Marco Biagioni
Director of Tax Planning and Treasury

Emilio Foà
Group Controller

Tomaso Galli
Worldwide Director of Corporate Communications

Alexandra Gillespie
Director of Advertising

Karen Joyce
Director of Corporate Image

Cedric Magnelia
Director of Investor Relations and Corporate Development

Lee Pearce
Worldwide Director of Store Planning and Architectural Services

Richard Swanson
Director of Internet Activities

Lisa Schiek
Worldwide Director of Communications

Allan Tuttle
General Counsel

Norberto Viotti
Chief Information Officer

Other Executive Officers for Operating Divisions

David Bamber
Vice President of Creative Services, Gucci

Francesco Buccola
Chief Financial Officer, Gucci

Isabella Kron
Vice President of Accessory Design, Gucci

Patricia Malone
President of Gucci America, Inc., Gucci

Tom Mendenhall
Worldwide Director of Merchandising, Gucci

Mimi Pun
President of Gucci Group, Asia (excluding Japan)

John Ray
Men's Ready-to-Wear Design Director, Gucci

Toshiaki Tashiro
President of Gucci Group, Japan

Oliver Yang
General Manager of European and Middle East Region, Gucci

Simonetta Ciampi
Design Director of Leather goods,
Yves Saint Laurent

Alberto Da Passano
Chief Financial Officer, Yves Saint Laurent

Fabienne Mandaron
Director of Stores Europe and Middle East, Yves Saint Laurent

Stefano Pilati
Design Director, Yves Saint Laurent

Luc Rafflin
Director of Human Resources, Yves Saint Laurent

Joshua Schulman
Worldwide Director of Merchandising, Yves Saint Laurent

Yann Kerlau
Deputy General Manager, YSL Beauté

Jean-Guillaume Lecomte
Chief Financial Officer, YSL Beauté

Philippe Pourille
Vice President International Subsidiaries, YSL Beauté

Julie Schladitz
Director of Human Resources, Gucci Group Watches

Jonathan Wood
Chief Financial Officer, Gucci Group Watches

Jurg Alispach
Chief Executive Officer, Luxury Timepieces International

Dino Modolo
Chief Executive Officer, Luxury Timepieces Design

Christian Bédat
Managing Director and Creative Director, Bédat & Co.

Solange Azagury-Partridge
Creative Director, Boucheron

Thomas Indermuhle
Chief Financial Officer, Boucheron

Claudine Kessler
General Manager Perfumes, Boucheron

Massimo Piombini
General Manager Jewelry and Watches, Boucheron

Sergio Rossi
President, Sergio Rossi

Marco Gentile
Chief Financial Officer, Sergio Rossi

Tomas Maier
Creative Director, Bottega Veneta

Francesco Giannaccari
Chief Financial Officer, Bottega Veneta

Stella McCartney
Creative Director, Stella McCartney Ltd

James Seuss
Chief Executive Officer, Stella McCartney Ltd

Fabio Bacci
Chief Financial Officer, Stella McCartney Ltd

Alexander McQueen
Creative Director, Alexander McQueen Corporation Ltd

Sue Whiteley
Chief Executive Officer, Alexander McQueen Corporation Ltd.

William Kim
Chief Financial Officer, Alexander McQueen

Nicolas Ghesquiére
Creative Director, Balenciaga

Pascal Perrier
Chief Executive Officer, Balenciaga

Pierre Foulquié
Chief Financial Officer, Balenciaga

Shareholder Information

Corporate Headquarters
Registered address:
Gucci Group N.V.
Rembrandt Tower, 1 Amstelplein,
1096 HA Amsterdam, The Netherlands
Phone: 31-20-462-1700
Fax: 31-20-465-3569
Website: www.guccigroup.com

Investor Contact
Cedric Magnelia and Enza Dominijanni
Directors of Investor Relations
Amsterdam:
Phone: 31-20-462-1707
Fax: 31-20-465-3569
Florence:
Phone: 39-055-7592-2456
Fax: 39-055-7592-2478
Email: investor_relations@gucci.it

Gucci Group N.V. Shares
Gucci Group is listed and traded on the Euronext Amsterdam Stock Exchange under the symbol GCCI.AS and is a component of the AEX index. The Company's shares also are traded on the New York Stock Exchange under the symbol GUC.

Annual Meeting
The annual meeting of the Company's shareholders will be held on:
Monday, July 15, 2002 at 11:00 am
Amstel Intercontinental Hotel
Professor Tulpplein No.1
1018 GX Amsterdam, The Netherlands

Independent Accountants
PricewaterhouseCoopers N.V.
Atrium Building, Strawinskylaan 3127
1077 ZX Amsterdam, The Netherlands

Annual Report
Copies of the most recent annual report on Form 20-F and a copy of the current articles of association of the Company are available upon request from the Investor Contact.

Dividend payments

An annual dividend on Gucci Group N.V. Common Stock is subject to declaration of the Supervisory Board. The Supervisory Board may resolve that the Company pay an interim dividend subject to certain statutory restrictions. Cash dividends payable to holders of New York shares will be paid to the New York Transfer Agent and Registrar who will, if necessary convert such dividends into US Dollars at the rate of exchange on the date such dividends are paid for disbursement to such holders.

Transfer Agents

The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

Toll Free for domestic callers:
1-888-BNY-ADRS (1-888-269-2377)
International Callers can call:
1-610-312-5315

shareowner-svcs@bankofny.com
www.adrbny.com or
www.stock.bankofny.com.

Kas Associatie N.V.
Spuistraat 172
1012 VT Amsterdam, The Netherlands
Phone: 31-20-557-5134
Fax: 31-20-557-6100

Stock Price Information	New York Stock Exchange		Euronext Amsterdam Stock Exchange	
Fiscal Quarter	High	Low	High	Low
First 1999	US$ 85.50	US$ 63.50	€uro 78.8	€uro 56.6
Second 1999	76.13	61.00	74.5	60.3
Third 1999	89.63	71.88	86.9	67.0
Fourth 1999	121.50	77.00	121.9	74.1
First 2000	116.19	72.94	119.0	77.0
Second 2000	101.38	78.63	98.5	86.6
Third 2000	105.38	92.50	122.0	101.5
Fourth 2000	104.50	79.19	121.0	81.4
First 2001	94.70	73.70	102.0	81.6
Second 2001	93.75	78.25	109.1	89.3
Third 2001	88.60	66.75	101.5	66.5
Fourth 2001	92.10	82.52	103.5	90.1

May 2002
Grafiche Omnia
Milano